

ANNUAL

REPORT

2025

FISCAL 2025

A year of accelerated profitability, strong sales, disciplined execution, and growing momentum across our strategic pillars

1 | Revenue of $4.53 billion, reflecting strength across cloud, digital, and AI-led modernization

2 | Double-digit growth in cloud, representing more than 30% of total revenue

3 | Record managed services revenue, with near-100% renewal rates

4 | Continued adoption of generative AI, as customers move from pilots to production

5 | Entering fiscal 2026 with accelerated profitability, robust sales momentum, and strong backlog

KEY FINANCIAL HIGHLIGHTS

(compared to FY2024)

$4.53B

Revenue of $4.53 billion, down 9.4% YoY as reported and up 3.1% YoY in pro forma[1] constant currency[2]

16.1%

GAAP operating margin

$5.05

GAAP diluted EPS, up 18.8%, including a 65 cent restructuring charge

21.4%

Non-GAAP[3] operating margin, up 300 basis points

$6.99

Non-GAAP[3] diluted earnings per share, up 8.5%

$4.19B

12-month backlog, up 3.2%

(1) For comparison purposes, pro forma adjusts fiscal year 2024 revenue by approximately $600 million to reflect the end of certain low-margin, non-core business activities; these activities substantially ceased in the first quarter of fiscal 2025 and are not included in the full-year fiscal 2025 revenue.

(2) Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period.

(3) For further details of reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables on pages 14–15.

LETTER TO SHAREHOLDERS



SHUKY SHEFFER

President and
Chief Executive Officer



ELI GELMAN

Chairman of the Board

> **Generative AI is ushering in a new agentic era, transforming the way businesses operate**

Dear Fellow Shareholders,

Fiscal year 2025 was a defining year for Amdocs and for our industry. The emergence of generative AI (GenAI) is not just another technology wave – it is ushering in a new agentic era, transforming the way businesses operate, how industries evolve, and how billions of people connect.

In this context, Amdocs executed with consistency and focus in a complex environment, delivering on our guidance and demonstrating the stability and discipline of our operations.

Revenue reached $4.53 billion, a decrease of 9.4% as reported due to the phase out of low-margin, non-core business activities[1]. Adjusting for this, revenue increased by 3.1% in pro forma[1] constant currency[2], with non-GAAP operating margin expanding 300 basis points to 21.4%[3].

Following our decision in FY24 to phase out approximately $600 million of low-margin, non-core activities, FY25 marked the benefits of this disciplined shift, with profitability and business visibility strengthening significantly. We generated $645 million in free cash flow[4] (or $735 million excluding restructuring payments) and returned $776 million to shareholders through share repurchases and dividends, while recommending to shareholders an 8% increase in our quarterly dividend – a clear vote of confidence in our business strength and cash generation.

FY25 HIGHLIGHTS AT A GLANCE

Over the past year, we deepened customer relationships, sharpened execution, and advanced our strategic priorities across AI, cloud, and digital transformation.

HIGHLIGHTS INCLUDE:

- **Double-digit cloud revenue growth** for the fourth consecutive year, with cloud-related activities now representing over 30% of total revenue.

- **Continued adoption of our GenAI and data offerings**, moving from pilots to production with leading providers.

- **Record managed services revenue** of $2.996 billion, approximately two-thirds of total revenue, underscoring the resilience and predictability of our model.

- **12-month backlog of $4.19 billion**, up 3.2% year-over-year, representing approximately 90% of our forward 12-month revenue and providing strong visibility into FY26.

" We delivered on our guidance and demonstrated the stability and discipline of our operations

FY25 also reflected the continued diversification of our business and the growing strength of our international operations. We expanded our footprint across key global markets through new modernization engagements in Europe, Asia-Pacific, and Latin America, while deepening relationships with long-standing customers in North America. This broadened mix strengthens our resilience, supports balanced growth across regions, and enhances our long-term visibility.

These results reflect the professionalism and dedication of our employees and the trust our customers place in Amdocs to deliver impact at scale.

(1) For comparison purposes, pro forma adjusts fiscal year 2024 revenue by approximately $600 million to reflect the end of certain low-margin, non-core business activities; these activities substantially ceased in the first quarter of fiscal 2025 and are not included in the full-year fiscal 2025 revenue.

(2) Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period.

(3) For further details of reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables on pages 14–15.

(4) Free cash flow is calculated as cash flow from operating activity less net capital expenditures and other. Please refer to the Selected Financial Metrics tables on page 12.

POSITIVE CLOUD MOMENTUM

Cloud has become the foundation of telecom transformation, and Amdocs continues to lead this shift as service providers move from migration to large-scale modernization. In FY25, cloud-related activities grew at a double-digit rate and accounted for more than 30% of total revenue.

Across regions, we strengthened our leadership through major cloud programs. In the U.S., Lumen Technologies selected us to drive its enterprise-wide cloud transformation, while Bell and Telus in Canada chose Amdocs to migrate key systems and wireless monetization operations to the cloud. In Europe, Orange Belgium adopted our cloud-native connectX platform to enhance efficiency and transform the prepaid experience with modern, digital-first journeys.

" Cloud is the foundation of telecom transformation, and Amdocs continues to lead

We also advanced large-scale migrations for AT&T on Microsoft Azure, partnered with Elisa in Finland on Google Cloud, and enabled PLDT in the Philippines to transform on AWS. Together, these initiatives show how Amdocs is helping service providers modernize their infrastructure, accelerate innovation, and deliver seamless experiences to millions of customers worldwide.

DRIVING DIGITAL TRANSFORMATION

Digital transformation remains central to every service provider's strategy, and Amdocs continues to play a vital role in driving these initiatives forward.

Over the past year, we advanced major programs with Bell, Rogers, and Comcast in North America, while in Europe, BT-EE, Altice SFR, and Telia selected Amdocs for modernization initiatives that strengthen digital operations and elevate the customer experience.

In Asia-Pacific, PLDT and Optus continued to expand their digital transformation programs, and in Latin America, Vivo and Claro Brazil signed new agreements to modernize their networks.

At Mobile World Congress, we announced the launch of Amdocs Studios – our new offering that unites our expertise in quality engineering, experience design, and system integration to help customers innovate faster, simplify complexity, and grow at scale. In a landmark collaboration, DreamWorks Animation is working with Amdocs Studios to streamline production workflows and manage vast digital assets, demonstrating the power of our expertise beyond telecom.

At the same time, Telkom South Africa is leveraging Amdocs Studios to build unified digital commerce and care journeys that bring greater agility and speed to market. Together, these collaborations highlight how Amdocs empowers organizations to operate with greater flexibility, creativity, and growth potential.

MONETIZATION & NEXT-GENERATION NETWORKS

Service providers worldwide are accelerating investments in 5G standalone, fiber, and converged offerings that bundle broadband and mobile.

This momentum is driving demand for new monetization platforms, advanced network design, and digital infrastructure management – areas where Amdocs is a well-established leader. This past year we were recognized as the global market leader in monetization platforms, collaborating with customers including Bell Canada, Movistar El Salvador, Botswana Telecommunications Corporation, Odido in the Netherlands, A1 Bulgaria, and A1 Macedonia to modernize billing systems and accelerate service innovation.

In networks, we expanded our involvement in next-generation OSS and network design, achieving key milestones with Bell Canada, Claro Brazil, and Globe Telecom in the Philippines.

We also deepened our partnership with AT&T as its connectivity design partner for fiber expansion across most of its markets, and we expanded our Canadian footprint through the acquisition of Mobia's telco network engineering business. Together, these steps reinforce Amdocs' leadership in enabling next-generation networks that deliver new value for end-users.

MANAGED SERVICES: RESILIENT GROWTH ENGINE

Proof of our resilience, visibility, and strength sits in the model. Managed services delivered another record year in FY25, generating $2.996 billion in revenue, or roughly 66% of total revenue, with near-100% renewal rates.

This foundation remains the backbone of Amdocs' consistency and long-term growth, providing highly recurring revenue streams and stability year-after-year.

Current momentum provides clear visibility into the year ahead, reflected in our 12-month backlog of $4.19 billion, up 3.2% year-over-year.

This progress was driven by key wins and expansions, as we extended long-term agreements with PLDT, Telia Norway, Comcast, M1 Singapore, and Telstra in Australia. We also signed new agreements with VodafoneZiggo in the Netherlands and expanded our footprint with Fidium through a multi-year software and IT services agreement to modernize IT operations and advance its digital transformation.

In Japan, we deployed a scalable cloud platform for NTT InfraNet that automates IT operations and accelerates service launches. Together, these long-term engagements underscore Amdocs' role as a trusted, long-term partner in running the mission-critical systems that power the world's leading service providers.

> Our managed services model is the backbone of our consistency and long-term growth

GENAI & DATA: LEADING THE AGENTIC ERA

FY25 marked a defining step in our GenAI journey. We moved from proof of concept to commercial deals, demonstrating Amdocs' pivotal role as a technology partner helping service providers accelerate GenAI adoption and realize measurable impact.

Our amAIz suite of data and AI solutions is now at the heart of how service providers are reimagining customer and business operations. In FY25, companies such as Telefónica Germany, Altice Optimum, and e& UAE began using our GenAI capabilities to transform sales, billing, and customer experience journeys – showing how Amdocs' technology is now powering the next wave of intelligent operations across the industry.

With strategic partnerships across the ecosystem – including NVIDIA, Microsoft, Google, and Amazon Web Services (AWS) – we are well positioned to help organizations capture the opportunities of this new era. To further strengthen our capabilities, we acquired Profinit, a data science engineering and intelligence company that expands our reach in AI and analytics, helping us address the rapidly growing demand for data and GenAI services in telecom and beyond.

"
FY25 marked a defining step in our GenAI journey as we moved from proof of concept to commercial deals

Inside Amdocs, we are investing with discipline and confidence, strengthening the foundations of our business, and positioning the company to innovate and grow at scale. GenAI is now embedded across our operations, driving measurable efficiencies in software development and delivery.

FY25 demonstrated how GenAI is beginning to evolve into a future growth driver for Amdocs. We enter FY26 confident in our ability to guide the industry into the next generation of intelligent, connected experiences as we expand amAIz with our new cognitive core that enables agentic experiences across our products and services.

IMPACT-DRIVEN PROGRESS: CREATING SUSTAINABLE VALUE

We continue to prioritize sustainability, environmental stewardship, and social impact, creating long-term value for our stakeholders. ESG principles are embedded in how we operate, guiding the actions that drive progress toward our sustainability goals.

In FY25, for the sixth consecutive year, Amdocs was included in the Dow Jones Best-in-Class North America Index and again in S&P Global's CSA Yearbook. We also achieved strong ESG ratings from CDP and EcoVadis while maintaining top-tier results from ISS and Sustainalytics.

We expanded our use of renewable energy and continued programs to reduce the environmental impact of our operations. Our newest campuses in Gurgaon, India, and Ra'anana, Israel, are LEED Platinum and Gold certified, supporting our climate objectives.

Equally important is our commitment to our people – the foundation of our success. We continue to enhance wellbeing, inclusion, and internal mobility, and invest in reskilling and upskilling for the GenAI era, empowering employees to adapt to change and lead it.

Across our global footprint, employees also played an active role in their communities – championing digital inclusion and partnering with NGOs, customers, and local organizations to create positive change. Together, they volunteered across programs that leverage Amdocs' skills, technology, and passion to make a lasting impact.

As the global ESG landscape evolves, we remain focused on ethical, impact-driven progress as a responsible corporate citizen, creating sustainable value for our stakeholders and the communities we serve.

LOOKING AHEAD

GenAI marks the beginning of a new era – one that is already reshaping how businesses operate and how industries evolve.

With proven expertise in AI, cloud, and digital transformation, Amdocs is well positioned for this next chapter as service providers scale GenAI from pilots to real business impact. We enter FY26 with a healthy and diverse pipeline across our growth pillars: advancing cloud modernization, digitally transforming customer experience, monetizing next-generation networks, and delivering dynamic, connected experiences.

Our outcomes-based accountability model, which ties value directly to measurable results, strengthens our ability to scale GenAI with confidence while maintaining predictable performance. As we execute on this strategy, we expect revenue growth of 1.7%–5.7% as reported and 1.0%–5.0% in constant currency[2]. Coupled with our continued focus on profitability, we expect GAAP EPS up 13.5%–20.5% and non-GAAP EPS up 4.0%–8.0% in FY26. With record managed services, our robust 12-month backlog, and a resilient recurring base, Amdocs is positioned for sustained growth and expanding our key role in the AI era.

Guided by this ambition, we remain focused on strengthening our core, deepening our partnerships, and creating long-term value for our stakeholders. To our shareholders, customers, partners, and employees – thank you for your trust and commitment. Together, we are shaping the future of our industry and making connected experiences amazing for billions of people around the world.

> "We enter FY26 confident in our ability to lead the industry into the next generation of intelligent, connected experiences

SHUKY SHEFFER
President and Chief Executive Officer

ELI GELMAN
Chairman of the Board

FINANCIAL HIGHLIGHTS

(All data in millions, except per share data) [6]	2023	2024	2025
Total revenue [1]	$4,888	$5,005	$4,533
Non-GAAP operating income [2]	$869	$923	$968
Non-GAAP operating income from total revenue [2]	17.8%	18.4%	21.4%
Non-GAAP net income attributable to Amdocs Limited [2] [3]	$712	$748	$781
Non-GAAP diluted earnings per share [2] [3]	$5.91	$6.44	$6.99

TOTAL REVENUE [1]
($ millions)



NON-GAAP OPERATING INCOME [2]
($ millions)



—•— Non-GAAP operating income as a percentage of total revenue

FY25
12-month backlog of **$4.19 billion**

FY25
Free cash flow of **$645 million** [4]
($735 million excluding restructuring payments)

NON-GAAP NET INCOME (2) (3)
($ millions)



NON-GAAP DILUTED EARNINGS PER SHARE (2) (3)
($)



SELECTED QUARTERLY DATA (1) (6)
Quarterly revenue ($ millions)



FY25
Double-digit shareholder returns (5) of **11.1%**

FY25
Non-GAAP operating margin of **21.4%**

Credit ratings
Moody's Baa1; S&P BBB

Reconciliation of selected financial metrics from GAAP to Non-GAAP

($ thousands)

	GAAP	Amortization of purchased intangible assets and other	Equity-based compensation expense	Changes in certain acquisitions-related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Fiscal year ended September 30, 2025 [1]								
		Reconciliation items						
Operating expenses:								
Cost of revenue	2,811,333	-	(51,320)	(1,081)	-	-	-	2,758,932
Research and development	340,845		(9,603)					331,242
Selling, general and administrative	506,108		(43,941)	12,242				474,409
Amortization of purchased intangible assets and other	62,424	(62,424)						-
Restructuring charges	80,539				(80,539)			-
Total operating expenses	3,801,249	(62,424)	(104,864)	11,161	(80,539)			3,564,583
Operating income	731,664	62,424	104,864	(11,161)	80,539			968,330
Interest and other (expense), net	(38,422)					7,524		(30,898)
Income taxes	125,473						27,692	153,165
Net income	567,769	62,424	104,864	(11,161)	80,539	7,524	(27,692)	784,267
Net income attributable to noncontrolling interests	3,065							3,065
Net income attributable to Amdocs Limited	**564,704**	**62,424**	**104,864**	**(11,161)**	**80,539**	**7,524**	**(27,692)**	**781,202**

(1) For comparison purposes, pro forma adjusts fourth quarter fiscal year 2024 revenue by approximately $150 million and the full fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non-core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and are not included in the full year fiscal 2025 revenue.

(2) See Reconciliation Selected Financial Metrics from GAAP to Non-GAAP tables.

(3) Includes all related tax effects.

(4) Free Cash Flow is calculated as cash flow from operating activity less net capital expenditures and other.

In FY 2025, the free cash flow includes restructuring payments of $90m.

Free cash flow is not defined under United States generally accepted accounting principles (U.S. GAAP).

(5) Calculated as Non-GAAP EPS growth and dividend yield.

(6) Due to rounding, the sum of the quarters may not match the full year amount.

This letter includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs' growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing levels of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other regional events, as well as the current inflationary environment, and the effects of these conditions on Amdocs' customers' businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of Amdocs' customers, Amdocs' ability to grow in the business markets that it serves, Amdocs' ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render Amdocs' products and services obsolete, security incidents, including breaches and cyberattacks to our systems and networks and those of our partners or customers, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company's offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs' filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2025, filed on December 15, 2025, and our Form 6-K furnished for the first quarter of fiscal 2025 on February 18, 2025, for the second quarter of fiscal 2025 on May 19, 2025, and for the third quarter of fiscal 2025 on August 18, 2025.

| | | Fiscal year ended September 30, 2024 | | | | | | |
| | | Reconciliation items | | | | | | |
	GAAP	Amortization of purchased intangible assets and other	Equity-based compensation expense	Changes in certain acquisitions-related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:								
Cost of revenue	3,249,598	–	(53,409)	3,000	–	–	–	3,199,189
Research and development	360,798		(8,644)					352,154
Selling, general and administrative	572,845		(42,487)					530,358
Amortization of purchased intangible assets and other	62,052	(62,052)						–
Restructuring charges	131,088				(131,088)			–
Total operating expenses	4,376,381	(62,052)	(104,540)	3,000	(131,088)			4,081,701
Operating income	628,608	62,052	104,540	(3,000)	131,088			923,288
Interest and other (expense), net	(37,537)					8,087		(29,450)
Income taxes	94,750						48,160	142,910
Net income	496,321	62,052	104,540	(3,000)	131,088	8,087	(48,160)	750,928
Net income attributable to noncontrolling interests	3,124							3,124
Net income attributable to Amdocs Limited	493,197	62,052	104,540	(3,000)	131,088	8,087	(48,160)	747,804

| | | Fiscal year ended September 30, 2023 | | | | | | |
| | | Reconciliation items | | | | | | |
	GAAP	Amortization of purchased intangible assets and other	Equity-based compensation expense	Changes in certain acquisitions-related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:								
Cost of revenue	3,159,941	–	(42,969)	3,143	–	–	–	3,120,115
Research and development	374,855		(7,509)					368,346
Selling, general and administrative	570,707		(39,220)					531,487
Amortization of purchased intangible assets and other	57,156	(57,156)						–
Restructuring charges	70,901				(70,901)			–
Total operating expenses	4,233,560	(57,156)	(89,698)	3,143	(70,901)			4,018,948
Operating income	653,990	57,156	89,698	(3,143)	70,901			868,602
Interest and other (expense), net	(17,629)					906		(16,723)
Income taxes	93,399						44,026	137,425
Net income	542,962	57,156	89,698	(3,143)	70,901	906	(44,026)	714,454
Net income attributable to noncontrolling interests	2,253							2,253
Net income attributable to Amdocs Limited	540,709	57,156	89,698	(3,143)	70,901	906	(44,026)	712,201

INDUSTRY RECOGNITION

Recognized as a Leader in the Gartner®, Magic Quadrant™ for AI in CSP Customer and Business Operations

26 August 2025

Pulkit Pandey, Amresh Nandan, Will Rice, Mounish Rai

Gartner®, Market Guide for Mainframe and Legacy Systems Migration and Modernization Tools

18 August 2025

Alessandro Galimberti, Howard Dodd, Dennis Smith

Gartner®, Market Guide for CSP Service Design and Orchestration Solutions

23 July 2025

Amresh Nandan, Susan Welsh de Grimaldo

Gartner®, Market Guide for Quality Engineering Services

25 June 2025

Shubham Rathore, Jaideep Thyagarajan, Gunjan Gupta

Gartner®, Market Guide for CSP Customer Management and Experience Solutions

4 June 2025

Susan Welsh de Grimaldo, Amresh Nandan, Peter Kjeldsen, Will Rice

Gartner®, Market Guide for IoT for Mobile Virtual Network Enablers

6 May 2025

Kameron Chao, Pablo Arriandiaga, Nitin Narang

Gartner®, Market Guide for AI Offerings in CSP Network Operations

7 April 2025

Pulkit Pandey, Peter Liu, Kameron Chao

Gartner®, Market Guide for Marketplace Operation Applications

11 March 2025

Sandy Shen, Jason Daigler

Gartner®, Market Guide for CSP Revenue Management and Monetization Solutions

5 March 2025

Peter Kjeldsen, Amresh Nandan

Gartner®, Market Guide for CSP Service and Network Assurance Solutions

12 November 2024

Susan Welsh de Grimaldo, Amresh Nandan

FORRESTER®

- Amdocs ranked among the top vendors in The Forrester Wave™: Continuous Automation and Testing Services, Q2 2024*
- Amdocs received the highest scores possible in the criteria of "Top CAT testing scenarios", "Employee Retention", and "Benchmarking and Metrics" in The Forrester Wave™: Continuous Automation and Testing Services, Q2 2024*

 ABIresearch.

- #1 Leader – Cloud-Native Network Automation and Orchestration Software Market

---

 analysys mason

- #1 Operational Applications Total Revenue Marketshare
- #1 Operational Applications Product Revenue Marketshare

- #1 Overall Monetization Platforms Revenue Marketshare
- #1 Monetization Platforms Product Revenue Marketshare
- #1 Monetization Platforms Professional Services Revenue Marketshare
- #1 Billing and Offer Creation Revenue Marketshare

- #1 Partner Management Revenue Marketshare
- #1 Planning and Network Design Product Revenue Marketshare
- #1 Offer Lifecycle Management and Catalogues Revenue Marketshare

---

 Appledore RESEARCH

- #1 Leader – Digital Enablement Systems Marketshare
- #1 Leader – Overall Monetization Marketshare
- #1 Leader – Billing Marketshare
- #1 Leader – Charging Marketshare

 OMDIA

- #1 Total Telco Software and Associated Services Marketshare
- #1 BSS Marketshare
- #1 Telco Revenue Management Marketshare
- #1 Leader – Market Radar: Consumer Engagement Omnichannel Solutions for Telcos

NelsonHall TRANSFORM THROUGH INSIGHT

- A Leader in Overall Quality Engineering 2025
- A Leader in GenAI Use Cases in Quality Engineering 2025
- A Leader in AI Based Analytics & Automation in Quality Engineering 2025
- #1 Marketshare in the Telecoms & Media Software Testing Market 2025

 GlobalData.

- Leader for Product Configuration & Capacity in Policy Control
- Leader for Lifecycle Management in Network Service Orchestration
- Leader for Standards and Interface Support in Network Service Orchestration
- Leader in Revenue Management

Digital Transformation Platforms:
- Leader in Overall Product Class Scorecard
- Leader in Capabilities and Expertise
- Leader in Delivery & Commercial Flexibility
- Leader in Portfolio Breadth
- Leader in Tools and Methodologies



IDC

- A Leader in the IDC MarketScape: Worldwide Customer Experience Platforms for Telecommunications 2025 Vendor Assessment**



ISG

- Astadia, an Amdocs Company, named "Leader" in the 2025 ISG Provider Lens for Mainframes – Services and Solutions



HFS

- HFS Horizon: Cybersecurity Services, 2025 – Amdocs placed as a 'Disruptor'
- HFS Horizon: Legacy Application Modernization, 2025 – Amdocs placed as a 'Market Leader'



Counterpoint

- #1 Pacesetter – Global eSIM Orchestration Landscape
- #1 Pacesetter – Global Entitlement Server Landscape



FutureNet Asia Awards

- Automation Solution Award Amdocs + Smart Communications (PLDT)



FutureNet World Awards

- Network AI Award



EBMA Employer Brand Management Awards

- Gold Winner: Best Localisation Programme
- Gold Winner: Best Social Media Strategy
- Bronze Winner: Best Brand Ambassador Programme



wca

- AI Excellence Award (World Communications Awards)



Future Digital Awards
Recognising Challengers and Disruptors
presented by JUNIPER RESEARCH

- Platinum Winner: AI Innovation in Telco
- Gold Winner: Best Network Orchestration Solution in Telco





The Digital Banker Global BankTech Awards 2025

- Best AI/ML Solutions Provider for Retail Banks
- Best Technology Solution Provider to Digital Banks



tmforum excellence awards 2025

- Innovation for People and Planet Excellence Award Amdocs + Claro Argentina



NaaS Excellence Awards 2025

- Leadership in Network & Service Automation
- NaaS Ecosystem Collaboration

MVNO Nation Global Awards

- Leading AI-powered Solution Award

e&

- e& Partner Recognition Award



Corporate ESG Performance Prime Rated by ISS ESG

- Classified 'Prime' according to the ISS ESG Corporate Rating methodology

Member of Dow Jones Best-in-Class Indices S&P Global CSA

- Included in the S&P: Dow Jones Best-in-Class North America Index



SILVER | Top 15% ecovadis Sustainability Rating JUL 2025

- EcoVadis: Silver rating

- Morningstar | Sustainalytics: Included in 2025 Industry Top-Rated ESG Companies List

Gartner does not endorse any company, vendor, product or service depicted in its publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner publications consist of the opinions of Gartner's business and technology insights organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this publication, including any warranties of merchantability or fitness for a particular purpose.

GARTNER and MAGIC QUADRANT are trademarks of Gartner, Inc. and its affiliates. The Gartner content described herein (the "Gartner Content") represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and is not a representation of fact. Gartner Content speaks as of its original publication date (and not as of the date of this Annual Report), and the opinions expressed in the Gartner Content are subject to change without notice.

* Forrester does not endorse any company, product, brand, or service included in its research publications and does not advise any person to select the products or services of any company or brand based on the ratings included in such publications. Information is based on the best available resources. Opinions reflect judgment at the time and are subject to change. For more information, read about Forrester's objectivity here.

** US52580525, August 2025

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tusass

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WARNER BROS. DISCOVERY

BT · EE · SKY · Virgin media · O2



FLOW

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KEY AMDOCS SITES



| Strategic development and delivery centers | Israel | India | Cyprus |

| Regional development centers | Brazil | Canada | Mexico |
| | Philippines | UK | USA |

Key customer-facing sites

UK · Canada · USA Champaign · USA Seattle

USA Dallas · USA Atlanta · Netherlands · Ireland

Singapore · Germany · Indonesia · Malaysia

Australia · Chile · Brazil



























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Singtel
XLSMART
Telkomsel
Safaricom
btc
Telstra
FOXTEL
vodacom
OPTUS
tpg TELECOM
melon
Telkom

PRODUCT PORTFOLIO

FULL BSS/OSS



BSS/OSS/NW Suite	SaaS BSS
CES Customer Experience Suite	**CONX** connectX Suite

TELCO DOMAINS



Commerce, Ordering & Care	Monetization	Service & Network Automation	Network Deployment & Optimization
Customer Engagement Platform — **D1** DigitalONE Suite	**MS** Monetization Suite — **PS** Payments Suite	**INS** Intelligent Networking Suite	**NOS** Network Optimization Suite

Catalog Management	Subscription & Content Management	eSIM	Data, AI & GenAI
C1 CatalogONE	**MO** MarketONE	**ESIM** eSIM Cloud	**amAIz** Suite

SERVICES PORTFOLIO

amdocs STUDIOS



Experience Design	Data & (Gen)AI	Cloud	Quality Engineering
Experience & Digital Engineering Studio	Data & GenAI Studio	Cloud Services Studio	Quality Engineering Services Studio

Product Implementation	Operations	Network	Content Services
Amdocs Implementation Services	Operations Services	Network Services	Content Services

Powered by **amAIz Generative AI Platform**  GenAI Platform

STRATEGIC **PARTNERS**



CORPORATE INFORMATION

OUTSIDE COUNSEL

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Tel: +1 212 450 4111
Fax: +1 212 701 5111

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
Fax: +1 212 773 6350

TRANSFER AGENT AND REGISTRAR

Equiniti Trust Company, LLC
(formerly known as American Stock Transfer
& Trust Company, LLC) at EQ
Automated Scanning Team/Proxy Dept.
1110 Centre Point Curve, Suite 101
Mendota Heights, MN 55120-4100

Tel: +1 800 937 5449
Fax: +1 718 236 2641
www.equiniti.com

ORDINARY SHARES

The company's ordinary shares are listed on
the NASDAQ Global Select Market under the
symbol DOX.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held
on Friday, January 30, 2026, at 11 am at the
Amdocs office at 185 Hudson Street, floor no. 27,
Suite 2700, Jersey City, NJ 07311.

INVESTOR INFORMATION

A copy of the company's Annual Report on Form
20-F, filed with the Securities and Exchange
Commission, is available on the Amdocs website:
www.amdocs.com

Requests should be made to Matthew Smith at:

Amdocs, Inc.
625 Maryville Centre Drive, Suite 200
Saint Louis, Missouri 63141

Tel: +1 314 212 7000
dox_info@amdocs.com

AMDOCS WEBSITE

Corporate, product, financial, and shareholder
information, including news releases, financial
filings, and stock quotes are available on the
Amdocs website: **www.amdocs.com**



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐   **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

OR

☐   **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of event requiring this shell company report
Commission file number: 1-14840

AMDOCS LIMITED
(Exact name of Registrant as specified in its charter)

Island of Guernsey
(Jurisdiction of incorporation or organization)
Hirzel House, Smith Street,
St. Peter Port, Guernsey, GY1 2NG
Amdocs, Inc.
625 Maryville Centre Drive, Suite 200 Saint Louis, Missouri 63141
(Address of principal executive offices)

Matthew E. Smith
Amdocs, Inc.
625 Maryville Centre Drive, Suite 200 Saint Louis, Missouri 63141
Telephone: 314-212-7000
Email: dox_info@amdocs.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value £0.01	DOX	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
[None]
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
[None]

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Title of Class	Number of Shares Outstanding (1)
Ordinary Shares, par value £0.01	108,448,276

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐
		Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

(1)   Net of 181,903,009 shares held in treasury. Does not include 1,538,557 ordinary shares reserved for issuance upon exercise of stock options and vesting of restricted stock units granted under our Equity Incentive Plan or by companies we have acquired.

TABLE OF CONTENTS

Unless the context otherwise requires, all references in this Annual Report on Form 20-F to "Amdocs," "we," "our," "us" and the "Company" refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors, and references to our software products refer to current and subsequent versions. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are expressed in U.S. dollars. References to "dollars" or "$" are to U.S. dollars. Our fiscal year ends on September 30 of each calendar year. References to any specific fiscal year refer to the year ended September 30 of the calendar year specified. For example, we refer to the fiscal year ending September 30, 2025 as "fiscal 2025" or "fiscal year 2025."

We own, have rights to or use trademarks or trade names in conjunction with the sale of our products and services, including Amdocs™, CES™ and Make it Amazing™, among others.

Forward-Looking Statements

This Annual Report on Form 20-F contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect," "anticipate," "believe," "seek," "estimate," "project," "forecast," "continue," "potential," "should," "would," "could," "intend" and "may," and other words that convey uncertainty of future events or outcome. Statements that we make in this Annual Report that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of this Annual Report on Form 20-F.

Important factors that may affect these projections or expectations include, but are not limited to: the effects of general macro-economic conditions, prevailing level of macro-economic, business, and operational uncertainty, including as a result of geopolitical events or other global or regional events or pandemics, changes to trade policies including tariffs and trade restrictions, as well as the current inflationary environment, and the effects of these conditions on the Company's customers' businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of our customers, our ability to grow in the business markets that we serve, our ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render our products and services obsolete, security incidents, including breaches and cyberattacks to our systems and networks and those of our partners or customers, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence ("AI"), generative AI ("GenAI"), machine learning ("ML"), data analytics and similar tools and technologies (collectively, "AI and Related Tools") in our offerings and operations, and risks associated with operating businesses in the international market. For a discussion of these and other important factors, and other risks, please read the information set forth below under the caption "Risk Factors."

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION RISK FACTORS

Risks Related to Our Business and Industry

> ***We are exposed to general global economic and market conditions, particularly those impacting the communications industry.***

We provide software and services primarily to service providers in the communications industry, and our business is therefore highly dependent upon conditions in that industry. Developments in the communications industry, such as the impact of global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice, video and data services and changes in the regulatory environment, at times have had, and could continue to have, a material adverse effect on our existing or potential customers. These conditions have reduced, and may continue to reduce, the growth rates that the communications industry had previously experienced and caused the market value, financial results and prospects and capital spending levels of many communications companies to decline or degrade. Industry consolidation involving our customers, which has been significant in recent years, may place us at risk of losing business to the incumbent provider to one of the parties to the consolidation or to new competitors. During previous economic downturns, the communications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects and, in some cases, led to restructurings and bankruptcies. Continuing uncertainty as to the pace of economic recovery following such economic downturns may have adverse consequences for our customers and our business.

Downturns in the business climate for communications companies have in the past resulted, and may in the future result, in slower customer buying decisions and price pressures that adversely affected, and may continue to adversely affect, our ability to generate revenue. The current macroeconomic conditions, including as a result of geopolitical events, or other global or regional events, such as pandemics, as well as the current inflationary environment, trade disputes and barriers to trade and foreign exchange rate fluctuations, and the effects of these conditions on our customers' businesses and levels of business activity and the resulting spending decisions of customers, have had and may continue to have a negative impact on our business by decreasing our new customer engagements and the size of initial or ongoing spending commitments under those engagements, as well as decreasing the level of demand and expenditures by existing customers. In addition, a slowdown in buying decisions may extend our sales cycle period and may limit our ability to forecast our flow of new contracts. If such adverse business conditions continue, our business may be harmed.

> ***If we fail to adapt to changing market conditions and cannot compete successfully with existing or new competitors, our business could be harmed.***

We may be unable to compete successfully with existing or new competitors, particularly as we expand into new market segments. Our failure to adapt to changing market conditions, new or evolving market segments such as 5G standalone networks, fixed wireless access ("FWA"), and fiber, the cloud, and AI including GenAI, and to compete successfully with established or new competitors could have a material adverse effect on our results of operations and financial condition. We face intense competition for the software products and services that we sell, including competition for the managed services we provide to customers under long-term service agreements. These managed services include management of data center operations and IT infrastructure, application management and ongoing support, systems modernization and consolidation, cloud environment management and management of end-to-end IT processes for the business and operations of our customers.

The market for communications information systems is highly competitive and fragmented, and we expect competition to continue to increase. We compete with independent software and service providers and with the in-house IT and network departments of communications companies. Our main competitors include firms that provide IT services (including consulting, systems integration and managed services), software vendors that sell products for particular aspects of a total information system, software vendors that specialize in systems for particular communications services (such as internet, wireline and wireless services, cable, satellite and service bureaus) and network equipment providers that offer software systems in combination with the sale of network equipment. We also compete with companies that provide digital commerce software and solutions. We believe that our ability to compete with other vendors as well as with in-house IT and network departments of communications companies, depends on a number of factors, including:

- the development by others of software products and services that are competitive with our products and services;
- the price at which others offer competitive software and services;
- effective and efficient integration of AI including GenAI into products, services and our own internal operations;

- the constant competition for talent in the industry, including the ability of our competitors to hire, retain and motivate key personnel;
- the ability of competitors to deliver projects at a level of quality that rivals our own; and
- the responsiveness of our competitors to customer needs.

A number of our competitors have long operating histories, large customer bases, substantial financial, technical, sales, marketing and other resources, and strong name recognition. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their abilities to address the needs of our existing or prospective customers. In addition, our competitors have acquired, and may continue to acquire in the future, companies that may enhance their market offerings, or may themselves be acquired by larger companies with more resources and ability to leverage existing business relationships. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. Additionally, our competitors are able to offer services related to their software, platform and other solutions that require integration with their other existing services. These more integrated services may represent more attractive alternatives to customers than some of our software products and services. We cannot assure you that we will be able to compete successfully with existing or new competitors. If we fail to adapt to changing market conditions and to compete successfully with established or new competitors, our results of operations and financial condition may be adversely affected.

If we do not continually enhance our products and service offerings, introduce new products and features and adopt and monetize new technologies and methodologies in the marketplace, we may have difficulty retaining existing customers and attracting new customers.

We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and services, to introduce new products, services and features to meet the requirements of our customers, and to adopt and leverage new technologies and methodologies such as 5G standalone networks, FWA, and fiber, the cloud, microservices-based architecture, DevSecOps, automation, and AI, in a rapidly developing and evolving market. We devote significant resources to refining and expanding our base software modules and to developing our products, services and development methodologies and tools. We offer solutions involving GenAI, as well as predictive analytics and robotic process automation. Our inability to identify any future changes or disruptions in the technology space, inability to develop services around them, tailor our go-to-market strategy to take these services to our global customers ahead of our competition and enhance our delivery capabilities to execute those services may impact our competitive positioning, market share and revenues. In some instances, we rely on cooperative relationships with third parties to assist us in delivering certain products and services to our customers. Our present or future products, services and technology may not satisfy the evolving needs of the communications industry or of other industries that we serve. If we are unable to anticipate or respond adequately to such needs, due to resource, technological or other constraints, our business and results of operations could be harmed.

Technological developments may materially affect the cost and use of technology by our customers and could affect the nature of how we generate revenue. Some of these technological developments have reduced and replaced, in whole or in part, some of our historical services and solutions and will continue to do so in the future. This has caused, and may in the future cause, customers to delay spending under existing contracts and engagements and to delay entering into new contracts while they evaluate new technologies. Such technological developments and spending delays can negatively impact our results of operations if we are unable to introduce new pricing or commercial models that reflect the value of these technological developments or if the pace and level of spending on new technologies are not sufficient to make up any shortfall.

Our use of AI and Related Tools, as well as applications, features, and functionality that we may introduce in the future, may result in difficulties, including with product development and integration, and may otherwise not prove efficient or profitable, may not be widely or timely accepted by our customers or the market, may enhance intellectual property, privacy, cybersecurity, operational and technological risks, or may otherwise adversely impact our business or operations, or subject us to possible litigation.

As we continue to diversify our product and service offerings, we may utilize AI and Related Tools in connection with our product and service offerings and in our own internal operations. For example, we include GenAI capabilities in the existing products and services through our Amdocs amAIz suite and have entered into partnerships to leverage existing GenAI platforms. Given the short time that has elapsed since GenAI became commercially viable, and the rapid pace of change in the GenAI space, we have limited experience with GenAI and may experience any number of difficulties including with respect to product development and integration with our existing offerings, IT systems and service providers. Additionally, there are significant risks involved in utilizing AI and Related Tools and no assurance can be provided that the usage of such AI and Related Tools will enhance our business, the business of our customers, or assist us in being more efficient or profitable. Further, AI and Related Tools may have biases, errors or inadequacies that are not easily detectable, and mature and proven solutions to mitigate for these risks may not yet be available. For example, certain AI and Related Tools may utilize historical market or sector data in their analytics. To the extent that such historical data is not indicative of the current or future conditions in the applicable market or sector, or the AI and Related Tools fail to filter biases in the underlying data or collection methods, the usage of AI and Related Tools may lead us or our customers to make determinations or decisions on behalf of our business or our customers' business that are based on such flawed data, including determinations or decisions that may have an adverse effect. If AI and Related Tools are incorrectly or inadequately designed or the data used to train them is incomplete, inadequate or biased in some way, use of AI and Related Tools may inadvertently reduce efficiency or cause unintentional or unexpected outputs that are incorrect, do not match our or our customers' business goals, do not comply with our or our customers' policies or interfere with the performance of our or our customers' products, services, business and reputation. Additionally, reliance on AI and Related Tools could pose ethical concerns and lead to a lack of human oversight and control, which could have negative implications for our organization or that of our customers. Any of the foregoing flaws in our or our service providers' AI and Related Tools or the AI and Related Tools of others in our industry, whether actual or perceived, may adversely impact our business, reputation, operations, and product or service offerings.

Further, as we continue to incorporate AI and Related Tools in our product and service offerings, including in new markets, and in our own internal operations, we continue to face new sources of competition, new business models, and new partner, service provider and customer relationships. In order to be successful, we need to continue to cultivate new industry relationships, strengthen existing relationships, and otherwise invest significant resources to bring new AI and Related Tool solutions and offerings to market and develop and support our existing AI and Related Tool solutions and offerings. The success of any AI and Related Tools or similar solutions we develop will depend on many factors, including market demand, our ability to win and maintain customers, and the cost, performance and perceived value of any such offerings we develop, including Amdocs amAIz, as well as their compatibility with our existing offerings. As a result, there can be no assurance that any AI and Related Tool solutions we develop will be adopted by the market or be profitable or viable. Given the short time that has elapsed since GenAI became commercially viable, and the rapid pace of change in the GenAI space, our limited experience with respect to GenAI offerings could limit our ability to successfully execute on this growth strategy or adapt to market changes. If we are unsuccessful in developing, integrating and offering AI and Related Tool solutions, our business, results of operations and financial condition could be adversely affected.

In addition, the use of AI and Related Tools may enhance intellectual property, privacy, cybersecurity, operational and technological risks. If any of our employees, contractors, vendors or service providers use any third-party AI and Related Tools in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure of our confidential information, including inadvertent disclosure of our confidential information into publicly available third-party training sets, which may impact our ability to realize the benefit of, or adequately protect and enforce our intellectual property or confidential information, harming our competitive position and business. Our ability to mitigate risks associated with disclosure of our confidential information in connection with AI and Related Tools, will depend on our successful implementation, maintenance, monitoring and enforcement of appropriate technical and administrative safeguards, policies, and procedures governing the use of AI and Related Tools in our business and in our own internal operations. Further, any content created by us using GenAI may not be subject to copyright protection which may adversely affect our intellectual property rights in, or ability to commercialize or use, any such content. In addition, the use of AI and Related Tools by companies has resulted in, and may in the future result in, cybersecurity and data privacy breach incidents that implicate the personal or confidential information or data of users of AI and Related Tools.

The technologies underlying AI and Related Tools and their use cases are subject to a variety of laws and regulations, including intellectual property, privacy, consumer protection and federal equal opportunity laws and regulations, and are expected to be subject to new laws and regulations (including the EU AI Act, the first set of provisions of which became effective in February 2025, with additional provisions becoming effective on later dates) or new applications of existing laws and regulations. If we do not have sufficient rights to use the data or other material or content on which AI and Related Tools rely, we may incur liability through the violation of applicable laws or regulations, third-party privacy, intellectual property or other rights or contracts to which we are a party. For example, the output produced by GenAI may include information subject to certain rights of publicity or privacy laws or constitute an unauthorized derivative work of the copyrighted material used in training the models underlying the AI and Related Tools, any of which could create a risk of liability for us or adversely affect our business or operations. Furthermore, the technologies underlying AI and Related Tools are complex and rapidly developing, and as a result, it is not possible to predict all of the legal, operational or technological risks related to the use of AI and Related Tools. Moreover, AI and Related Tools are the subject of evolving review by various governmental and regulatory agencies, including the SEC and the U.S. Federal Trade Commission and EU regulatory bodies, and changes in laws, rules, directives and regulations governing the use of AI and Related Tools may adversely affect the ability of our business to use AI and Related Tools. We may not be able to anticipate how to respond to or comply with these rapidly developing legal and regulatory frameworks, and we may need to expend significant resources to adjust our offerings in certain jurisdictions if the legal and regulatory frameworks are inconsistent across jurisdictions.

Our business is dependent on a limited number of significant customers, and the loss of any one of our significant customers, or a significant decrease in business from any such customer, could harm our results of operations.

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 25.9% and 24.5% of our revenue in fiscal years 2025 and 2024, respectively. In fiscal years 2025 and 2024, our next largest customer, T-Mobile, accounted for 19.9% and 22.6% of our revenue, respectively. Excluding the phase out in fiscal year 2025 of several low margin, non-core business activities[1], the percentage of revenue of AT&T and T-Mobile for fiscal year 2025 remained roughly stable as compared to fiscal year 2024. For each of AT&T and T-Mobile we provide multiple services, run multiple activities and have a large portion of the business under our managed services. We cannot assure you that our revenues from AT&T, T-Mobile or any of our significant customers will remain the same or grow in future years. Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 70% of our revenue in fiscal years 2025 and 2024. The loss of any significant customer, including as a result of industry consolidation involving our customers, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements, market conditions, customer circumstances (such as financial condition and market position) or other factors could harm our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement, scope and completion of projects or other engagements, the timing and magnitude of which may be affected by market or other conditions.

Although we have received a substantial portion of our revenue from recurring business with established customers, many of our major customers do not have any obligation to purchase additional products or services from us and generally have already acquired fully paid licenses for their installed systems. Therefore, our customers may not continue to purchase new systems, system enhancements or services in amounts similar to previous years or may delay implementation or significantly reduce the scope of committed projects, each of which could reduce our revenue and profits. See "Risk Factors — *We are exposed to general global economic and market conditions, particularly those impacting the communications industry"*.

Our future success will depend on our ability to develop and maintain long-term relationships with our customers and to meet their expectations in providing products and performing services.

We believe that our future success will depend to a significant extent on our ability to develop and maintain long-term relationships with successful network operators and service providers with the financial and other resources required to invest in significant ongoing development of our products and services. If we are unable to develop new customer relationships, our business will be harmed. In addition, our business and results of operations depend in part on our ability to provide high-quality services to customers that have already implemented our products and extend and expand existing customer relations. If we are unable to meet customers' expectations in providing products or performing services, our business and results of operations could be harmed.

Our revenue, earnings and profitability are affected by the length of our sales cycle, and a longer sales cycle could adversely affect our results of operations and financial condition.

Our business is directly affected by the length of our sales cycle. Information systems for communications companies are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and procurement procedures within an organization. The purchase of these types of products and services typically also requires coordination and agreement across many departments within a potential customer's organization. Delays associated with such timing factors could have a material adverse effect on our results of operations and financial condition. In periods of economic slowdown in the communications industry, price pressure or changes in customers' demand and spending behavior, our typical sales cycle lengthens, which means that the average time between our initial contact with a prospective customer and the signing of a sales contract increases. The lengthening of our sales cycle could reduce growth in our revenue. In addition, the lengthening of our sales cycle contributes to increased selling expenses, thereby reducing our profitability.

If our security measures for our software, hardware, services or cloud offerings are compromised and as a result, our data, our customers' data, our IT systems, or our customers' IT systems are accessed improperly, made unavailable, or improperly modified, our products and services may be perceived as vulnerable and it may materially affect our business and result in potential legal liability.

Our products and services, including our cloud offerings, store, retrieve, and manage our customers' information and data, as well as our own information and data. We have a reputation for secure and reliable product offerings and related services and we have invested a great deal of time and resources in protecting the integrity and security of our products, services and the internal and external information and data that we manage. Despite our efforts to implement security measures, we cannot guarantee that our systems are fully protected from vulnerabilities, including viruses, worms, ransomware and other malicious software programs, "phishing" attacks, denial-of-service attacks, break-ins, fraud, theft, social engineering, unauthorized access to or tampering with personal or confidential information and data, and similar cyberattacks, breaches or disruptions. Cybersecurity threats are constantly expanding and evolving, thereby increasing the difficulty of detecting, defending against and responding to them. For example, we may not discover a security breach or a loss of information for a significant amount of time after the breach, and may not be able to anticipate attacks or implement sufficient mitigating or remedial measures.

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(1) For more details, please refer to "Note 22 - Segment Information and Revenue from Significant Customers" in the Notes to the Consolidated Financial Statements.

Also, due to, among others, geopolitical conflicts and threats and acts of terrorism, we and our third-party vendors and customers are vulnerable to a heightened risk of cybersecurity threats. "Phishing" and other types of attempts to obtain unauthorized information or access are often sophisticated and difficult to detect or defeat. In particular, ransomware attacks, which often involve extortion payments demanded by threat actors, are becoming increasingly prevalent and can lead to significant reputational harm, loss of data, operational disruption, and monetary loss, and we may also be unwilling or unable to make payments of the nature demanded by threat actors based on laws or regulations that may apply. Organized criminals, nation state threat actors, state-sponsored actors, computer hackers, terrorists, motivated hacktivists and other threat actors, including insiders, that target us have the possibility of impacting our systems, networks, data and business operations. In addition, security measures in our products and services may be penetrated or bypassed by such threat actors who may gain unauthorized access to our or our customers' or partners' software, hardware, cloud offerings, networks, data or systems. Such threat actors may use a wide variety of methods, which may include developing and deploying malicious software to attack our products and services and gain access to our networks and data centers using or acting in a coordinated manner to launch distributed denial of service or other coordinated attacks. This is also true for third party data, products or services incorporated into our own. Data may also be accessed or modified improperly as a result of customer, partner, employee, supplier or other insider error or malfeasance and third parties may attempt to use social engineering techniques to fraudulently induce customers, partners, employees, suppliers or other insiders into disclosing sensitive information such as user names, passwords or other information in order to gain access to our data or IT systems or our customers' or partners' data or IT systems. Our exposure to cybersecurity and data privacy breach incidents may increase due to a large number of employees working remotely. Any of the foregoing occurrences could create system disruptions and cause shutdowns or denials of service or compromise data, including personal or confidential information or data, of ours, our employees, our partners or our customers. Additionally, our customers may fail to implement recommended or required updates to our software on their systems timely, or at all, which in turn makes them more vulnerable to the kinds of cybersecurity and data privacy breach incidents described in greater detail above. If any such incidents were to affect customers using our software, it could negatively affect our reputation and, in turn, our results of operations. Any of the foregoing risks may be heightened by our use of AI and Related Tools (For more information on risks related to AI and Related Tools, please see "Risk Factors — *Our use of AI and Related Tools may adversely impact our business and subject us to possible litigation.*")

If a cyberattack or other security incident (for example, phishing, advanced persistent threats, or social engineering) were to result in unauthorized access to, or deletion of, and/or modification and/or exfiltration of our customers' data, other external data or our own data or our IT systems or if the services we provide to our customers were disrupted, customers could lose confidence in the security and reliability of our products and services, including our cloud offerings, and perceive them not to be secure. This in turn could lead to fewer customers using our products and services and result in reduced revenue and earnings. The costs we would incur to address and fix these security incidents would increase our expenses. These risks will increase as we continue to grow our cloud solutions and network offerings and store and process increasingly large amounts of data, including personal and confidential information and data, and host or manage parts of our customers' businesses in cloud-based IT environments. In addition, we have acquired certain companies, products, services and technologies over the years and have partnered with other companies for certain of our other offerings. While we make significant efforts to address any IT security issues with respect to our acquired companies and partners, we may still inherit such risks when we integrate these companies, products, services and technologies or work with our partners.

Any of the events described above could cause our customers to make claims against us for damages allegedly resulting from a security breach or service disruption, which could adversely affect our business, results of operations and financial condition.

The skilled and highly qualified workforce that we need to develop, implement, maintain and modify our solutions may be difficult to hire, train and retain, and we have and could continue to face increased costs to attract and retain our skilled workforce.

Our business operations depend in large part on our ability to attract, hire, train, motivate and retain highly skilled information technology professionals, software programmers and communications engineers on a worldwide basis, particularly as we operate and expand into developing market segments such as network automation, the cloud and GenAI. In addition, our competitive success will depend on our ability to attract and retain other outstanding, highly qualified employees, consultants and other professionals. Because our software products and services are highly complex and are generally used by our customers to perform critical business functions, we depend heavily on skilled technology professionals. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified technology professionals to develop, implement, maintain and modify our solutions, we may be unable to meet the needs of our customers. In addition, serving several new customers or implementing several new large-scale projects in a short period of time may require us to attract and train additional technology professionals at a rapid rate.

We may face difficulties identifying and hiring qualified personnel and, in particular, we may face difficulties in our ability to attract and retain employees with technical and project management skills, including those from developing countries. Although we are heavily investing in training our new employees, we may not be able to train them rapidly enough to meet the increasing demands on our business, particularly in light of high attrition rates in some regions where we have operations.

Additionally, there is increasing competition for talent in the technology sector, by our competitors as well as our customers' internal technology groups. Thus, our inability to hire, train and retain the appropriate personnel could further increase our costs of retaining a skilled workforce and make it difficult for us to manage our operations, meet our commitments and compete for new customer contracts. In particular, wage costs in lower-cost markets where we have historically added personnel, such as India, are increasing and we may need to continue increasing the levels of our employee compensation more rapidly than in the past to remain competitive.

As a result of our entry into new domains, we now compete for high-quality employees in those domains' limited and competitive talent market. In addition, cost containment measures effected in recent years, such as increased presence in lower-costs countries, may lead to greater employee attrition and further increase the cost of retaining our most skilled employees. The transition of projects to new locations may also lead to business disruptions due to differing levels of employee knowledge and organizational and leadership skills. Although we have never experienced an organized labor dispute, strike or work stoppage, any such occurrence, including in connection with unionization efforts, could disrupt our business and operations and harm our financial condition.

In addition, a national union and a group of our employees had attempted in the past to secure the approval of the minimum number of employees needed for union certification with respect to our employees in Israel or elsewhere. While these efforts have not resulted in either group being recognized as a representative union, we cannot be certain there will be no such efforts in the future. In the event an organization is recognized as a representative union for our employees in Israel, we would be required to enter into negotiations to implement a collective bargaining agreement. We are unable to predict whether, and to what extent, efforts to unionize our employees would have an adverse effect on our business, operations or financial condition. Our continued growth and success will also depend upon the continued active participation of a relatively small group of senior management personnel, and requires us to hire, retain and develop our leadership bench. If we are unable to attract and retain talented, highly qualified senior management and other key executives, as well as provide for the succession of senior management, our growth and results of operations may be adversely impacted.

We continuously seek to acquire companies or technologies and we cannot assure that we will be able to identify attractive opportunities, be successful in the integration of our acquisitions nor that such activities will strengthen our financial or competitive position.

We regularly review and assess potential acquisitions and targets in order to expand our offerings and enhance our market diversification and strategic strengths. In recent years, we have completed numerous acquisitions and we are actively evaluating potential new opportunities, some of which could be significant, stand alone or in the aggregate. In the future, we intend to continue expanding our portfolio of products, services and technologies that we believe we will advance our business strategy and market diversification through acquisitions. However, we may not be able to identify suitable future targets, consummate them on favorable terms or complete otherwise favorable acquisitions because of various factors, such as regulatory or other concerns. For instance, some countries, including the United States and countries in Europe and the Asia-Pacific region, are considering or have adopted restrictions on transactions involving foreign investments. Additionally, even if we are able to identify and consummate new acquisitions, the success of such new acquisitions will depend on many factors, including our ability to win and maintain customers in new industries and markets. Also, the effects of macroeconomic conditions, prevailing level of macroeconomic, business, and operational uncertainty may impact our ability to grow acquired entities, which could result in reduction of their valuations. In addition, geopolitical conflict, political instability, labor or trade disputes or similar events, may also result in further scrutiny and more complex approval processes over international transactions in countries where we operate. Furthermore, rapid technological changes such as GenAI that may affect the acquired technology and could result in reduction of value of such technologies. We cannot assure you that the acquisitions we have completed, or any future acquisitions that we may make, will enhance our products and services or strengthen our financial or competitive position.

In addition, we cannot assure you that we would be successful in the integration of our acquisitions. Although we have completed, and continue to complete, numerous integrations, there is no assurance that we have identified, or will be able to identify the optimal integration structure, or all material issues related to the integration of our acquisitions. Such issues may include significant defects in the internal control policies of companies that we have acquired, acquisition of intellectual property maintained by our targets that may result in allegations or claims of infringement or which may not be adequately protected, or conflicting commitments among our and our target's customers. Our acquisitions could lead to difficulties in integrating acquired personnel and operations and in retaining and motivating key personnel from these businesses. In some instances, we may need to depend on the seller of an acquired business to provide us with certain transition services in order to meet the needs of our customers. Any failure to recognize significant defects in the internal control policies of acquired companies or properly integrate and retain personnel, and any interruptions of transition services, may require a significant amount of time and resources to address. Acquisitions may disrupt our ongoing operations, expose us to potential identified or unknown security vulnerabilities, divert management from day-to-day responsibilities, increase our expenses and harm our results of operations or financial condition.

We are required to comply with stringent, complex and evolving laws, directives, regulations and standards in many jurisdictions, as well as contractual obligations, relating to the collection, use, retention, disclosure, security, transfer and other processing of personal data. Any actual or perceived failure to comply with these requirements could have a material adverse effect on our business.

We are subject to laws, directives, regulations and standards relating to the collection, use, retention, disclosure, security, transfer and other processing of personal data. These laws, directives, regulations and standards and their interpretation and enforcement continue to evolve rapidly and may be inconsistent from jurisdiction to jurisdiction; we will need to expend time and resources to ensure compliance with these evolving laws, directives, regulations and standards, and failure to understand and comply with these laws, directives, regulations and standards can have an impact on our results of operations and financial condition. For example, the European Union ("EU") General Data Protection Regulation ("GDPR") regulates the processing of personal data originated in the European Economic Area ("EEA") and its transfer out of the EEA. The GDPR applies globally to all of our activities conducted from an establishment in the EEA, to related products and services that we offer to EEA customers and to non-EEA customers which offer services in the EEA. The GDPR also affects our role as product developers, as we are required to adopt "privacy by design" principles in order to address our customers' need to apply privacy adequate solutions when handling their subscribers' data. The GDPR imposes substantial financial penalties for noncompliance, including possible fines of up to 4% of global annual revenues for the preceding financial year or €20 million (whichever is higher) for the most serious violations. The United Kingdom ("U.K.") operates a separate but similar regime under a version of the GDPR as transposed into U.K. law, together with the amended U.K. Data Protection Act 2018 (collectively, the "UK GDPR"). While the GDPR and the UK GDPR remain substantially similar for the time being, the U.K. government has adopted reforms to its data protection legal framework in its Data Use and Access Act 2025, which became law on June 19, 2025 (phasing in between June 2025 and June 2026) and will introduce significant changes from the GDPR. This may lead to additional compliance costs and could increase overall risk exposure as businesses may no longer be able to take a unified approach across the EEA and the U.K., and may need to amend their processes and procedures to align with the new framework. Implementing mechanisms to endeavor to ensure compliance with the GPDR and the UK GDPR may be onerous and may expose businesses to divergent parallel regimes that may be subject to potentially different interpretations and enforcement actions for certain violations and related uncertainty. Further, we are subject to the Israeli Protection of Privacy Law 5741 ("PPL"), and the Privacy Protection Regulations (Data Security) 5777 ("PPR"). The PPL imposes certain obligations on the owners of databases containing personal data, including, among other things, a requirement to register databases with certain characteristics. The PPR, which became effective concurrently with the GDPR, impose comprehensive data security requirements on the processing of personal data. The PPL was recently amended and now imposes substantial financial penalties for noncompliance with the PPL and/or the PPR. The PPL amendment came into effect on August 14, 2025. Additionally, local privacy laws have been introduced or enacted in other jurisdictions as part of an overall trend, including in Brazil, Canada, Guernsey, India and Singapore.

For example, the Indian Parliament passed the Digital Personal Data Protection (DPDP) Act in August 2023 – the first comprehensive cross-sectoral law on personal data protection in India – which will have phased-in effective dates for different provisions to be determined by India's central government. In the United States, there are numerous federal, state and local data privacy and security laws, rules and regulations. For example, at the federal level, we are subject to the rules and regulations promulgated under the authority of the U.S. Federal Trade Commission, which regulates unfair or deceptive acts or practices (including with respect to data privacy and security). The U.S. Congress also has considered, is currently considering, and may in the future consider, various proposals for comprehensive federal data privacy and security legislation, to which we may become subject if passed. At the state level, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the "CCPA") provides California residents with certain individual privacy rights and imposes data privacy obligations on covered businesses. A growing number of other states have enacted, or are considering enacting, their own comprehensive data privacy laws. In addition, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach. Noncompliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure, and could affect our ability to retain and attract customers.

If we are unable to protect our proprietary technology from infringement or misappropriation or enforce our intellectual property rights, our business may be harmed.

Any infringement or misappropriation of our technology or the development of competitive technology could seriously harm our business. Our software and software systems are largely developed or acquired by us, and we regard such software and software systems as proprietary. We rely upon a combination of trademarks, patents, contractual rights, trade secret law, copyrights, non-disclosure agreements and other methods to protect our proprietary rights, all of which provide only limited protection. We enter into non-disclosure and confidentiality agreements with our customers, workforce and marketing representatives and with certain contractors with access to sensitive information, and we also limit customer access to the source codes of our software and our software systems. We have undertaken, and will continue to undertake, appropriate actions to protect our technology. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe is unique to us and would be very difficult for others to independently obtain. However, our competitors may independently develop technologies that are substantially equivalent or superior to ours.

Intellectual property laws are complex and subject to change, and existing trade secret, copyright, trademark and patent laws offer only limited protection. For example, there is uncertainty concerning the scope of patent, copyright and other intellectual property protection, including for GenAI, software and business methods. Even where we obtain intellectual property protection, the steps we have taken to protect our intellectual property and other proprietary rights may be inadequate, and our intellectual property and other proprietary rights may be held invalid or unenforceable. If so, we might not be able to prevent others from using what we regard as our technology to compete with us. In addition, the laws of some foreign countries do not protect our proprietary technology or allow enforcement of confidentiality covenants to the same extent as the laws of the United States. Any of the foregoing risks may be heightened by our use of AI and Related Tools (For more information on risks related to AI and Related Tools, please see "Risk Factors — *Our use of AI and Related Tools may adversely impact our business and subject us to possible litigation.*")

We may not be effective in policing unauthorized use of our intellectual property and other proprietary rights, and even if we do detect violations, litigation may be necessary to enforce our intellectual property and other proprietary rights. If we have to resort to legal proceedings to enforce our intellectual property and other proprietary rights, the proceedings may not be successful, could be burdensome, protracted and expensive and could involve a high degree of risk, including the risk of counterclaims that allege that we infringe, misappropriate or otherwise violate the intellectual property or other proprietary rights of another party and the risk of a holding, decision or other outcome that invalidates or narrows the scope of our rights, in whole or in part.

We may be required to increase or decrease the scope of our operations in response to changes in the demand for our products and services, and if we fail to successfully plan and manage changes in the size of our operations, our business will suffer.

In the past, we have both grown and contracted our operations, in some cases rapidly, in order to profitably offer our products and services in a continuously changing market. If we are unable to manage these changes and plan and manage any future changes in the size and scope of our operations, our business will suffer.

Restructurings and cost reduction measures that we have implemented and which are currently ongoing, and which may continue to be implemented from time to time, may reduce the size of our operations and workforce. Reductions in personnel can result in significant severance, administrative and legal expenses and may also adversely affect or delay various sales, marketing and product development programs and activities. These cost reduction measures have included, and may in the future include, employee separation costs and consolidating and/or relocating certain of our operations to different geographic locations.

Acquisitions, organic growth and absorption of significant numbers of customers' employees in connection with managed services engagements have, from time to time, increased our headcount. During periods of expansion, we may need to serve several new customers or implement several new large-scale projects in short periods of time. This may require us to attract and train additional technology professionals at a rapid rate, as well as quickly expand our facilities, which we may have difficulties doing successfully.

The timing and amount of costs related to our business optimization actions and the nature and extent of benefits realized from such actions are subject to uncertainties and other factors, including local regulations, and may differ from our expectations.

We may not receive significant revenues from our current research and development efforts for several years, if at all.

Developing software and digital products is expensive and the investment in the development of these products often involves a long return on investment cycle. An important element of our corporate strategy is to continue to make significant investments in research and development and related products and service opportunities both through internal investments and the acquisition of intellectual property, including from companies that we have acquired. Accelerated products and service introductions and short software and hardware life cycles require high levels of expenditures for research and development that could adversely affect our operating results if not offset by revenue increases. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we cannot guarantee that we will receive significant revenues from these investments for several years, if at all.

We seek to enter into new strategic partnerships and alliances, and cannot assure you that these activities will materialize as expected, enhance our products and services, and they may adversely affect our results of operations.

It is a part of our business strategy to pursue new strategic partnerships and alliances in order to offer new products or services or to otherwise enhance our market position and customer reach. Consistent with this strategy, we have entered into partnerships and collaborations and continue to review potential new opportunities. For example, in connection with our focus on domains, such as B2B and the cloud, and the adoption of technologies such as GenAI, we have retained existing and entered into new partnerships as well as expanded upon our existing partnerships with NVIDIA, Microsoft, Amazon Web Services, Oracle Cloud and Google Cloud. We expect to continue to build on these partnerships and others to update, enhance and build our offerings and customer base. However, we may face difficulty finding partners that enhance our offerings and brand, in particular if we simultaneously compete with such partners in other industries and markets. We may be limited in the scope of the partnership which may hinder the success of any ventures we enter into with such partners. We also may not be able to realize the business objectives and targets set for those partnerships as a result of, among other things, organizational culture differences, difficulty or unwillingness to share certain information between partners, technology misalignment, business model misalignment or our ability to properly motivate disparate sales forces. Additionally, our customers may not favorably view our partnership offerings and may choose to not adopt such offerings. Changes in our partner's strategy may also adversely impact our ability to continue to make partnership offerings available in the future. Due to the multiple risks and difficulties associated with such activities, there can be no assurance that we will be successful in achieving our expected strategic, operating, and financial goals for any such partnership or alliance.

Our international presence exposes us to risks associated with varied and changing political, cultural, legal, compliance and economic conditions worldwide.

We are affected by risks associated with conducting business internationally. We maintain strategic development centers in Israel, Cyprus and India. We also have regional development centers in Brazil, Canada, Mexico, the Philippines, the United Kingdom and the United States, and have operations in North America, Europe, Eurasia, Latin America, Africa and the Asia-Pacific region. Although a substantial majority of our revenue is derived from customers in North America, we obtain significant revenue from customers in Europe, the Asia-Pacific region and Latin America. Our strategy is to continue to broaden our North American and European and Asia-Pacific customer bases and to continue to expand into international markets, including emerging markets, such as those in Latin America, Africa, Eurasia, India, Southeast Asia and the Middle East. Conducting business internationally exposes us to certain risks inherent in doing business in numerous markets, including:

- lack of acceptance of non-localized products or services and other related services;
- difficulties in complying with varied legal and regulatory requirements across jurisdictions, including those applicable to employees and the terms of employment;
- difficulties in staffing and managing foreign operations;
- longer payment cycles;
- difficulties in collecting accounts receivable, converting local currencies or withholding taxes;
- capital restrictions that limit the repatriation of earnings;
- increases in procurement costs, including as a result of ongoing trade tensions and imposition of tariffs;
- challenges in complying with complex foreign and U.S. laws and regulations and interpretations thereof, including communication laws, trade sanctions, export controls, and privacy regulations;
- differences in business and social culture;
- health emergencies or pandemics;
- political instability, political or civil violence and threats of terrorism, including the geopolitical conflict between Russia and Ukraine, the recent conflict between India and Pakistan, as well as the conflict in the Middle East;
- currency exchange rate fluctuations;
- hyper inflation;
- foreign ownership restrictions;
- regulations on the transfer of funds to and from foreign countries;
- the lack of well-established or reliable legal systems in some countries;
- variations in effective income tax rates and tax policies among countries where we conduct business; and
- climate change, extreme weather and the related political and economic effects.

One or more of these factors could have a material adverse effect on our operations, which could harm our results of operations and financial condition.

As we continue our efforts to expand our business internationally, including in emerging markets such as those in Latin America, Africa, Eurasia, India, Southeast Asia and the Middle East, we face a number of challenges specific to those regions, including more volatile economic conditions, competition from companies that are already present in the market, the need to identify correctly and leverage appropriate opportunities for sales and marketing, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), lack of due process, political instability and corruption, inadvertent breaches of local laws or regulations and difficulties in recruiting sufficient personnel with appropriate skills and experience. Local business practices in jurisdictions in which we operate, and particularly in emerging markets, may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. It is possible that some of our employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with such legal and regulatory requirements, our business and reputation may be harmed.

We are subject to numerous, changing and sometimes conflicting legal regimes on various matters, including sanctions and trade control regulations in the United States, Europe and other countries, including as a result of rapidly evolving technology and increased government regulation of AI, GenAI, and cloud service solutions. The sanctions environment has resulted in new sanctions and trade restrictions, such as in response to the invasion of Ukraine by Russia, among others, which may impair trade with certain sanctioned individuals and countries, and negatively impact regional trade ecosystems among our clients and us, including business operations in impacted territories.

In addition, the ability of foreign nationals to work in the United States, Europe and other regions in which we have customers depends on their and our ability to obtain the necessary visas and work permits for our personnel who need to travel internationally. If we are unable to obtain such visas or work permits, or if their issuance is delayed or if their length is shortened, this may impact our ability to provide services to our customers in a timely and cost-effective manner. Immigration and work permit laws and regulations in the countries in which we have customers are subject to legislative and administrative changes as well as changes in the application of standards and enforcement.

In addition, our brand and reputation are also associated with our public commitments to various environmental, social and governance (ESG) initiatives, including our goals and targets for sustainability and inclusion and diversity. Our goals and targets are set to multiple time frames extending out through 2040, and our disclosures on these matters and any failure to achieve our goals and targets whether in the short-term, mid-term or long-term, could harm our reputation and adversely affect our customer relationships or our recruitment and retention efforts. In addition, positions we take or do not take on social issues, or our ESG initiatives in general, may be unpopular with some of our employees, existing or potential customers, legislators or government regulators, advocacy groups or other stakeholders, who may hold divergent or conflicting views on ESG, which may impact our ability to attract or retain employees or customers, or subject us to negative scrutiny.

Increasing focus on ESG matters has resulted in, and is expected to continue to result in, the adoption of legal and regulatory requirements, including those requiring climate, human rights and supply chain-related disclosures. New laws, regulations, policies and international accords relating to ESG matters are being developed and formalized in the U.S., Europe and elsewhere, including certain laws regulations and policies aimed at restricting or discouraging the consideration of ESG factors by companies. If new laws or, regulations, policies or accords are more stringent than, or conflict with, current requirements, we may experience increased compliance burdens and costs to meet such obligations or become exposed to legal, financial and reputational risks.

Political, civil and national conditions in the Middle East and other countries may adversely affect our business.

Of the development centers we maintain worldwide, two of our largest development centers are located in India and one in Israel. In Israel, our facilities are located in several different cities, with our main facility in the center of the country. Less than 15% of our workforce is located in Israel, with revenue from customers in Israel comprising less than 1% of total revenue. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and its neighboring regions. Any major hostilities involving Israel could have a material adverse effect on our business. We maintain contingency plans to provide ongoing services to our customers in the event that escalated political or military conditions disrupt our normal operations. These plans include the transfer of some development operations within Israel to several of our other sites both within and outside of Israel. Implementation of these plans could disrupt our operations and cause us to incur significant additional expenditures, which could adversely affect our business and results of operations.

Conflicts in North Africa and the Middle East, including with countries which border Israel, have historically resulted in continued political uncertainty and violence in the region. Relations between Israel and Iran have been seriously strained and continue to deteriorate, especially with regard to Iran's nuclear program and its support of various terrorist organizations and involvement in the current conflict. In addition, efforts to improve Israel's relationship with the Palestinian Authority have failed to result in a permanent solution in the past, and there have been numerous periods of hostility in recent years. On October 7, 2023, Hamas launched a terrorist attack on Israel, which has further evolved into an ongoing war with Hamas, and later on with additional terrorist organizations in the north of Israel. This has resulted in certain of our workforce shifting to remote work and some military reserve service call ups in Israel. Although a ceasefire agreement between Israel and Hamas was reached in October 2025, the situation continues to be volatile and could lead to additional hostilities in Israel and the Middle East, which might require additional business or operational adjustments, and may result in additional costs and potential disruptions to our operations.

Globally, rising racial, ethnic and religious intolerance, as well as threats of terrorism, increases in hateful and nationalistic rhetoric, political violence and anti-social behavior, present challenges which may result in disruptions to our business operations or the loss of revenue which could adversely affect our business and results of operations. Terrorist activity in India and Pakistan has contributed to tensions between those countries and our operations in India may be adversely affected by future political and other events in the region.

Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that could adversely affect our business.

Although we have operations throughout the world, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating costs are denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. As we conduct business internationally, fluctuations in exchange rates between the U.S. dollar and the currencies not denominated in, or linked to, the U.S. dollar in which revenues are earned or costs are incurred may have a material adverse effect on our results of operations and financial condition. From time to time, we may experience increases in the costs of our operations outside the United States, as expressed in dollars, as well as decreases in revenue not denominated in, or linked to, the U.S. dollar, each of which could have a material adverse effect on our results of operations and financial condition.

As a result of macroeconomic conditions, including as a result of geopolitical events or other global or regional events such as pandemics, political instability or conflicts and threats and acts of terrorism, as well as the current inflationary environment, foreign exchange rates fluctuation may continue to present challenges in future periods should significant increases in volatility in foreign exchange markets occur. Due to volatility in foreign exchange rates, particularly during periods of economic instability such as during the height of the financial crisis in fiscal year 2008 or the recent recessionary periods, for example, we may recognize higher than usual foreign exchange losses under interest and other expense, net, mainly due to the significant revaluation of assets and liabilities denominated in other currencies attributable to the rapid and significant foreign exchange rate changes associated with the global economic turbulence. Although we utilize hedging strategies to prevent significant impacts to our financial results, we believe that foreign exchange rates may continue to present challenges in future periods should significant increases in volatility in foreign exchange markets occur.

Our policy is to hedge significant net exposures in the major foreign currencies in which we operate, and we generally hedge our net currency exposure with respect to expected revenue and operating costs and certain balance sheet items. We do not hedge all of our currency exposure, including for currencies for which the cost of hedging is prohibitively expensive. We cannot assure you that we will be able to effectively limit all of our exposure to foreign exchange rate fluctuations.

The imposition of exchange or price controls, devaluation policies, restrictions on withdrawal of foreign exchange, other restrictions on the conversion of foreign currencies or foreign government initiatives to manage local economic conditions, including changes to or cessation of any such initiatives, could also have a material adverse effect on our business, results of operations and financial condition.

Claims by others that we infringe their proprietary technology and trade secrets could harm our business and subject us to potentially burdensome litigation.

Our software and software systems are the results of long and complex development processes, and although our technology is not significantly dependent on patents or licenses from third parties, certain aspects of our products make use of software components that we license from third parties or are assigned to us from our employees and contractors. As a developer of complex software systems, third parties may claim that portions of our systems violate their intellectual property rights.

Our customers and software developers, including us, have been and are becoming increasingly subject to infringement claims as the number of products and competitors providing software and services to the communications industry increases and overlaps occur. In addition, patent infringement claims are increasingly being asserted by patent holding companies, which do not use the technology subject to their patents, and whose sole business is to enforce patents against companies, such as us and our customers, for monetary gain. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products or offering our services, or prevent a customer from continuing to use our products. We also support service providers and media companies with respect to digital content services, which could subject us to claims related to such services. Our digital content services and offerings may also subject us to possible claims of infringement of the ownership rights to media content, for example, as well as to direct legal claims from retail consumers arising from the delivery of such services. Any of the foregoing risks may be heightened by our use of AI and Related Tools (For more information on risks related to AI and Related Tools, please see "Risk Factors — *Our use of AI and Related Tools may adversely impact our business and subject us to possible litigation.*")

If anyone asserts a claim against us or one of our indemnitees relating to proprietary technology or information, we might seek to license their intellectual property. We might not, however, be able to obtain a license on commercially reasonable terms or on any terms. In addition, any efforts to develop non-infringing technology could be unsuccessful. Our failure to obtain the necessary licenses or other rights or to develop non-infringing technology could prevent us from selling our products and could therefore seriously harm our business.

Our use of "open source" software could adversely affect our ability to sell our services and subject us to possible litigation.

We use open source software in providing our solutions, and we may use additional open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. Under such licenses, if we engage in certain defined manners of use, we may be subject to certain conditions, including requirements that we offer our solutions that incorporate the open source software for no cost; that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software; and/or that we license such modifications or derivative works under the terms of the particular open source license. In addition, if a third-party software provider has incorporated open source software into software that we license from such provider in a manner that triggers one or more of the above requirements, we could be required to disclose any of our source code that incorporates or is a modification of such licensed software. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained the open source software, and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in ways that could impose unanticipated conditions or restrictions on our ability to commercialize products and subscriptions incorporating such software. In addition, generally open source software licenses do not contain any warranties and may not have available support from the authors or third parties from whom we license it. If such open source software contains prior defects, security vulnerabilities or infringes any third party right or we are unable to obtain or provide necessary support, we could be exposed to legal claims and significant legal expenses without the ability to seek contribution from the authors or third parties from whom we license open source software. If open source software that we utilize is no longer maintained, developed or enhanced by the relevant authors or third parties, our ability to develop new solutions, enhance our existing solutions or otherwise meet customer requirements for innovation, quality and price may be impaired.

System disruptions and failures may result in customer dissatisfaction, customer loss or both, which could materially and adversely affect our reputation and business.

Our systems are an integral part of our customers' business operations. The continued and uninterrupted performance of these systems for our customers is critical to our success. Customers may become dissatisfied by any system failure that interrupts our ability to provide services to them.

Our ability to serve our customers depends on our ability to protect our systems and infrastructure against damage from fire, power loss, water damage, telecommunications and technology failure, cyberattacks, earthquake, severe weather conditions, terrorist attacks, vandalism and other similar unexpected adverse events. We also depend on various cloud providers, co-location data center providers and other third parties which provide us environments, tools and applications on which we provide our products. These environments, tools and applications may be unavailable on commercially reasonable terms or at all. Moreover, we do not control the operation of these third parties, and they may suffer interruptions in service from events beyond our control. In addition, we have experienced systems outages and service interruptions in the past, none of which has had a material adverse effect on us. However, a prolonged system-wide outage or frequent outages for our infrastructure or our cloud providers' infrastructure could cause harm to our customers and to our reputation and reduce the attractiveness of our services significantly, which could result in decreased demand for our products and services and could cause our customers to make claims against us for damages allegedly resulting from an outage or interruption. Any damage or failure that interrupts or delays our operations could result in material harm to our business and expose us to material liabilities.

Product defects, software errors, or service failures could adversely affect our business.

Design defects or software errors may cause delays in product introductions and project implementations and damage customer satisfaction and may have a material adverse effect on our business, results of operations and financial condition, which may not be fully cured by our subsequent remediation efforts. Our software products are highly complex and may, from time to time, contain design defects or software errors that may be difficult to detect and correct.

Because our products are generally used by our customers to perform critical business functions, design defects, software errors, misuse of our products, incorrect data from external sources, failures to comply with our service obligations or other potential problems within or outside of our control may arise during implementation or from the use of our products and services, and may result in financial or other damages to our customers, for which we may be held responsible. Although we have license and service agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against such claims in all cases and in all jurisdictions. In addition, as a result of business and other considerations, we may undertake to compensate our customers for damages caused to them arising from the use of our products and services, even if our liability is limited by a license or other agreement. Claims and liabilities arising from customer problems could also damage our reputation, adversely affecting our business, results of operations and financial condition and the ability to obtain "Errors and Omissions" insurance.

Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our business.

We maintain various insurance policies including, but not limited to, directors' and officers' liability insurance, worker's compensation insurance, errors and omissions insurance, cyber insurance, property damage and business interruption insurance and representation and warranties insurance in certain acquisitions. We maintain insurance in amounts believed to be consistent with our business and operations and industry practices, but we are not fully insured against all risks.

Notwithstanding the insurance coverage that we carry, the occurrence of an event that causes losses in excess of the limits specified in our policies, or losses arising from events not covered by insurance policies, could materially harm our financial condition and future operating results. There can be no assurance that any claims filed under our insurance policies will be honored fully or timely. Also, our financial condition may be affected to the extent we suffer any loss or damage that is not covered by insurance or which exceeds our insurance coverage.

Changes in the tax legislation policies and regulations imposed by the jurisdictions in which we operate, the termination or reduction of certain government programs and tax benefits, or challenges by tax authorities of our tax positions could adversely affect our overall effective tax rate.

There can be no assurance that our effective tax rate of 18.1% for the year ended September 30, 2025 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate. Any changes in tax laws could have an adverse impact on our financial results. In addition, there has been a general expectation of increased audits of multinational groups by tax authorities in various jurisdictions. There is no guarantee that our effective tax rate will not be adversely affected as a result of any such activity.

In October 2015, the Organization for Economic Co-operation and Development ("OECD") published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting ("BEPS") initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two "pillars." The first pillar ("Pillar 1") is focused on the allocation of taxing rights between countries for in-scope multinational enterprises that sell goods and services into countries with little or no local physical presence. Based on the guidelines published to date, the Company does not expect to fall within the scope of the rules of Pillar 1. The second pillar ("Pillar 2") is focused on developing a global minimum tax rate of at least 15 percent (measured on a country by country basis) applicable to multinational groups with consolidated revenue over €750 million. Guernsey, as well as other jurisdictions where we operate, are included in the more than 140 countries which have agreed to enact legislation to implement the global minimum tax rate. Certain of the Pillar 2 rules are already in effect in some countries in which we conduct our business, and have applied to our business in such countries for fiscal periods beginning on or after January 1, 2024, i.e., in our case - for the fiscal year beginning on October 1, 2024. The Pillar 2 rules have come into effect in additional jurisdictions where we operate, and are expected to come into effect in some other countries in which we conduct our business (including Guernsey) for fiscal periods beginning on or after January 1, 2025 or for fiscal periods beginning on or after January 1, 2026 in other cases (including Israel). The Company is continuing to evaluate the potential impact on future periods of the Pillar 2 rules. It is difficult to assess at the present time to what extent such changes, if and when they are finally adopted, might adversely impact our effective tax rate.

In addition, following the screening by the EU Code of Conduct Group on Business Taxation ("COCG") of third-country jurisdictions to assess their compliance for tax purposes, Guernsey was found to be a co-operative jurisdiction. However, the COCG has requested that Guernsey, along with a number of other jurisdictions, take further steps to ensure that its tax system does not facilitate offshore structures which attract profits without real economic activity. Legislation introducing economic substance requirements for companies in the Crown Dependencies was approved by the respective parliaments in December 2018 and amended and updated with effect from June 30, 2021. The legislation applied initially to all companies resident for tax purposes in the Crown Dependencies and was effective for accounting periods commencing on or after January 1, 2019. The most recent amendments extended the legislation to include partnerships but did not make material changes to the substance requirements applicable to Guernsey tax resident companies. The regulations require entities, including companies and partnerships, to demonstrate that they have sufficient substance in Guernsey via a series of requirements, or tests. We are monitoring the developments closely to ensure that the Company is continuously compliant with the various requirements.

We rely on third-party vendor relationships to deliver our business, may expose us to supply disruptions, cost increases, security vulnerabilities and cyberattacks.

We are reliant on third-party vendors in the provision of our product and service offerings, including our expanding cloud services and use of AI and Related Tools, as well as for our own internal operations. Failure by any of our third-party vendors could interrupt our operations and the delivery of our product and service offerings, and/or significantly increase costs as we transition to a new vendor. Similarly, if any of these third-party vendors decide to significantly increase costs, it could have an adverse financial impact on our business, as it may require us to shift to a competing solution or redesign our solutions which might take considerable time, effort and money. Further, if a third party were to experience a material breach of its information technology systems which results in the unauthorized access, theft, use, destruction, or disclosure of customers' or employees' data or confidential information of the Company stored in such systems, the introduction of security vulnerabilities into the Company's systems or products or service offerings, including through cyberattacks or other external or internal methods, or the failure, disruption, delay or other compromise of the Company's operations, it could result in a material loss of revenues from the potential adverse impact on our reputation, our ability to retain or attract new customers, potential disruption or loss of services from the vendor and disruption to our business. Such a breach could also result in contractual claims or investigations by regulatory authorities and could lead to our being named as a party in consumer litigation brought by or on behalf of impacted individuals. For more information on risks related to cybersecurity and data privacy, please see "Risk Factors — *If our security measures for our software, hardware, services or cloud offerings are compromised, and as a result, our data, our customers' data, our IT systems, or our customers' IT systems are accessed improperly, made unavailable, or improperly modified, our products and services are vulnerable and it may materially affect our business and result in potential legal liability.*"

In addition, IT hardware suppliers face shortages that are otherwise caused or exacerbated by the macroeconomic and geopolitical environment and/or global technology changes. As such, we may need to incur higher expenses when purchasing certain IT hardware and could face shortages of equipment and components that we and our employees rely upon in the conduct of our business and our operations and sales could be adversely impacted by such supply interruptions. Although we have not experienced material adverse impacts to date, additional or prolonged supplier shortages that have occurred or were exacerbated because of the macroeconomic and geopolitical environment and/or global technology changes could adversely impact our operations and the solutions that we offer.

Volatility and turmoil in the world's capital markets may adversely affect our investment portfolio and other financial assets.

Our cash, cash equivalents and short-term interest-bearing investments totaled $325 million, as of September 30, 2025. Our short-term investments, if applicable, consist primarily of bank deposits, money market funds, corporate bonds, U.S. government treasuries and supranational and sovereign debt. Although we believe that we generally adhere to conservative investment guidelines, adverse market conditions have resulted in immaterial impairments of the carrying value of certain of our investment assets in recent fiscal years, and future adverse market conditions may lead to additional impairments. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition, including by reducing the capital available for our business and requiring us to seek additional capital, which may not be available on favorable terms.

Declines in the financial condition of banks or other global financial institutions may adversely affect our normal financial operations. For example, in March 2023, failures of certain financial institutions created additional volatility in the banking sector. While we have not experienced any material impacts from such events, further failures, a lack of trust in the banking industry or material impacts on our customers from such failures could adversely affect our business.

We may be exposed to the credit risk of customers that have been adversely affected by adverse business conditions.

We typically sell our software and related services as part of long-term projects and arrangements. During the life of a project or arrangement, a customer's budgeting constraints or other financial difficulties can impact the scope of such project or arrangement as well as the customer's requirements and ability to make payments or comply with other obligations with respect to such project or arrangement. In addition, adverse general business conditions, as well as the risk that some of our customers may be highly leveraged and exposed to the recent rising in the costs of funding given increasing interest rates, may adversely affect our customers or degrade the creditworthiness of our customers over time, and we can be adversely affected by bankruptcies, incapability by our customers to raise sufficient funding for their operations or other business failures. For example, there has been recent turmoil in the global banking system and, while the volatility and the subsequent bank failures did not have a material direct impact on our business, such failures could materially affect our customers, resulting in their inability to meet their obligations under our agreements, which may in turn adversely impact our business and financial condition.

Our quarterly operating results may fluctuate, and a decline in revenue in any quarter could result in lower profitability for that quarter and fluctuations in the market price of our ordinary shares.

At times, we have experienced fluctuations in our quarterly operating results and anticipate that such movements may continue to occur. Fluctuations may result from many factors, including:

- the size, timing and pace of progress of significant customer projects, license and service fees, and sales of partners' software and hardware;
- delays in or cancellations of significant projects and activities by customers;
- changes in our customers investment priorities;
- changes in operating expenses;
- increased competition;
- changes in our strategy;
- personnel changes;
- foreign currency exchange rate fluctuations;
- penetration of new markets, regions, customers and domains; and
- general economic and political conditions, including the current macroeconomic uncertainty.

Generally, our revenue relating to software licenses that require significant customization, modification, implementation and integration is satisfied over time as work progresses. Given our reliance on a limited number of significant customers, our quarterly results may be significantly affected by the size and timing of customer projects and our progress in completing such projects.

We believe that the placement of customer orders may be concentrated in specific quarterly periods due to the time requirements and budgetary constraints of our customers. Although we recognize a significant portion of our revenue as projects are performed, progress may vary significantly from project to project, and we believe that variations in quarterly revenue are sometimes attributable to the timing of initial order placements. Due to the relatively fixed nature of certain of our costs, a decline of revenue in any quarter could result in lower profitability for that quarter. In addition, fluctuations in our quarterly operating results could cause significant fluctuations in the market price of our ordinary shares.

Risks Related to Our Indebtedness

There are risks associated with our outstanding and future indebtedness.

As of September 30, 2025, we had an aggregate of $650 million of outstanding indebtedness and we may incur additional indebtedness in the future. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows to service such debt and the other factors discussed in this section, including macroeconomic factors such as rising interest rates. There can be no assurance that we will be able to manage any of these risks successfully.

We may also need to refinance a portion of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing may not be as favorable as the terms of our existing debt. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase.

In addition, changes by any rating agency to our outlook or credit rating could negatively affect the value of both our debt and equity securities and increase the interest amounts we pay on certain outstanding or future debt. These risks could adversely affect our financial condition and results of operations.

Risks Related to Ownership of Our Ordinary Shares

The market price of our ordinary shares has and may continue to fluctuate widely.

The market price of our ordinary shares has from time to time fluctuated widely and may continue to do so. Many factors could cause the market price of our ordinary shares to rise and fall, including:

- market conditions in the industry and the economy as a whole, including the current trends in the global markets;
- global or local geopolitical developments in the territories where we operate;
- variations in our quarterly operating results;
- changes in our backlog levels;
- announcements of technological innovations by us or our competitors;
- announcements by any of our key customers;
- introductions of new products and services or new pricing policies or the discontinuation of products, services or business activities by us or our competitors;
- trends in the communications, media or software industries, including industry consolidation;
- acquisitions or strategic alliances by us or others in our industry;
- changes in estimates of our performance or recommendations by financial analysts, institutions and other market professionals; and
- changes in our shareholder base.

In addition, the stock market frequently experiences significant price and volume fluctuations. In the past, market fluctuations have, from time to time, particularly affected the market prices of the securities of many high technology companies. These broad market fluctuations could adversely affect the market price of our ordinary shares.

It may be difficult for our shareholders to enforce any judgment obtained in the United States against us or our affiliates.

We are incorporated under the laws of the Island of Guernsey and a majority of our directors and executive officers are not citizens or residents of the United States. A significant portion of our assets and the assets of those persons are located outside the United States. As a result, it may not be possible for investors to effect service of process upon us within the United States or upon such persons outside their jurisdiction of residence. Also, we have been advised that there is doubt as to the enforceability in Guernsey of judgments of the United States courts of civil liabilities predicated solely upon the laws of the United States, including the federal securities laws.

ITEM 4. INFORMATION ON THE COMPANY

History, Development and Organizational Structure of Amdocs

Amdocs Limited was organized as a company with limited liability under the laws of the Island of Guernsey in 1988. Since 1995, Amdocs Limited has been a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our global business is providing software and services solutions to leading communications and media companies in North America, Europe and the rest of the world. Our registered office is Hirzel House, Smith Street, St. Peter Port, Guernsey, GY1 2NG, and the telephone number at that location is +44-1481-728444.

The executive offices of our principal subsidiary in the United States are located at 625 Maryville Centre Drive, Suite 200, Saint Louis, Missouri 63141 and the telephone number at that location is +1-314-212-7000.

Our website address is *www.amdocs.com*. The information contained on, or that can be accessed from, our website does not form part of this Annual Report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

Our subsidiaries are organized under and subject to the laws of many countries. Our principal operating subsidiaries are in Canada, Cyprus, India, Ireland, Israel, Switzerland, the United Kingdom and the United States. Please see Exhibit 8 to this Annual Report on Form 20-F for a listing of our significant subsidiaries.

As part of our strategy, we have pursued and may continue to pursue acquisitions, partnerships and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. In recent years, we have completed numerous acquisitions, which, among other things, have expanded our business into digital offerings, network and cloud technologies and expertise, and experience design and development. In June 2023, we acquired the service assurance business of TEOCO, executing on our network strategy of providing service providers with a holistic, end-to-end service orchestration offering, with the aim to assure the quality of service and enable the monetization of dynamic, next-generation customer experiences, and in August 2023 we completed the acquisition of ProCom Consulting, a digital transformation SI services and business consulting company. During fiscal year 2024, we acquired two companies, the larger of the two was Astadia, a company specializing in mainframe-to-cloud migration and modernization, as we further execute on our cloud strategy, and another immaterial company. In December 2024, we acquired Profinit, a data science, engineering and intelligence company based in the Czech Republic to help us address the rapidly growing demand for services related to data, AI and GenAI services in telecom and beyond. We have also made three other immaterial acquisitions during fiscal year 2025.

Business Overview

Amdocs is a leading provider of software and services for approximately 400 communications, entertainment and media industry and other service providers in developed countries and emerging markets. Our customers include some of the largest telecommunications companies in the world (including América Móvil, AT&T, Bell Canada, Singtel, Telstra, T-Mobile, Verizon Telefónica and Vodafone), as well as broadband, mobile and entertainment providers (including Charter Communications, Comcast, DISH, J:COM, Optimum, Rogers and Sky), small to midsized communications businesses and mobile virtual network enablers/mobile virtual network operators, satellite operators, and providers of media and other services, such as financial services.

Our software and services, which we develop, implement and manage in a unique accountability model, are designed to meet the business imperatives of our customers, create value for society and make our increasingly connected world more empowering by unlocking our customers' innovative potential and enabling them to transform their boldest ideas into reality, and make customer experiences that are simple, personal, contextual and valuable at every point of engagement and across all channels. Our offerings are based on a product and services mix, using technologies and methodologies including the cloud and cloud native, AI, and Related Tools including Model Context Protocol (MCP) and others, microservices, DevSecOps, low-code/no-code, edge computing, open source, bimodal operations, Site Reliability Engineering (SRE), and open APIs. As a result, our offerings enable service providers to efficiently and cost-effectively engage their customers, introduce new products and services, automate service and network operations, monetize connectivity and content, support new business models and generally enhance their understanding of their customers. Our technology, design-led thinking approach and expertise help service providers accelerate their journey to the cloud, enhance their entertainment offerings, deploy and manage existing and next-generation networks, and serve their customers across all channels. In order to fulfill our responsibilities to our customers, we sometimes engage third-party vendors and system integrators providing complementary products and services, including hardware and software, as well as cloud consumption and related services.

We are able to offer customers superior products and services on a worldwide basis, in large part because of our highly qualified and trained technical, engineering, sales, marketing, consulting, and management personnel. We combine deep industry knowledge and experience, advanced methodologies, industry best practices and pre-configured tools to help deliver consistent results and minimize our customers' risks. We invest significantly in the ongoing training of our personnel in key areas such as industry knowledge, software technologies and management capabilities. Based in significant part on the skills and knowledge of our workforce, as well as leading tools and methodologies, we believe that we have developed a reputation for reliably delivering quality solutions.

We believe the demand for our solutions is driven by our customers' continued migration to the cloud, deployment of 5G standalone, FWA, B2B acceleration, and fiber networks and their transformation into digital service providers to provide connectivity services, content and applications (apps) on any device through digital and non-digital channels. It is also driven by the trend towards integrated service offerings which we believe is leading to continued merger and acquisition activity among our customers who then require systems consolidation, which we provide, to ensure a consistent customer experience at all touchpoints. Our solutions enable service providers to help their consumer and enterprise (B2B) customers navigate the increasing number of devices, services, partner services and plans available in today's digital world and the need of service providers to cope with the rapidly growing demand for content and data that these devices and services create, as well as to compete with over-the-top (OTT)-focused players. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering customer experiences that are simple, personal, contextual and valuable at every point of engagement and across all channels.

We invest time and resources to identify and address cybersecurity risks, including risks that our customers face with regard to our systems, products or services. We periodically review and update our policies and procedures as needed, benchmarking against industry best practices. Our policies and procedures are designed to protect the integrity and security of our products and services and follow guidelines for secure development practices. These policies and procedures as well as our cybersecurity strategies, including those related to cybersecurity risk, materiality assessment, incident response and disaster recovery, are periodically evaluated by our management and Board of Directors. To foster a culture of security awareness and responsibility among our workforce we utilize educational tools, such as cybersecurity awareness training, and reporting procedures and tools, such as our 24/7 global cybersecurity center. Additionally, in light of the transition across the globe to a hybrid working environment, we have enabled secure solutions for collaboration and remote connectivity. We also work with our customers and use overlapping controls to defend against cybersecurity attacks and threats on customers' networks, end-user devices, servers, applications, data and our cloud solutions.

As we work with our customers and partners to create a better-connected world, we seek to make a difference and we incorporate this commitment into our business culture, innovation, products and operations. ESG priorities are integral to our operations, and we seek to follow a comprehensive approach in our sustainability journey. We were included on the S&P Dow Jones Sustainability Index (DJSI) North America, placed in the S&P Global's Corporate Sustainability Assessment (CSA) Yearbook, and received high ratings in the Carbon Disclosure Project (CDP), Sustainalytics, and EcoVadis, a leading provider of business sustainability ratings and assessments. We place high value on protecting the environment and minimizing negative environmental impacts that may be created by our operations, and are seeking to create sustainable products and services. For example, as we take the industry to the cloud, leveraging the economies of scale offered by the public cloud and the attributes of our cloud offerings, our customers should be better positioned to subsequently reduce their reliance on costly, space and energy-consuming hardware components. We also strive to optimize our customers' network operations, energy efficiency, and energy reduction by intelligently identifying and removing redundant network equipment while still maintaining high network performance. For example, our AI, data and GenAI suite, amAIz, is designed to help make telecom processes more efficient, including, for example, by offering human agents a team of digital GenAI-powered assistants, known as amAIz agents, designed to improve productivity and reduce the resources required to resolve customer issues; or by rapidly analyzing and resolving network issues and reducing the need for human intervention, including physical network inspections or visits to customer homes. We have set a long-term climate change goal of becoming carbon neutral in our business operations (Scopes 1 and 2) by 2040 and also to reach 100 percent electricity from renewable sources by 2040. In July 2025, we completed the carbon-footprint assessment and verification process for fiscal year 2024. It confirms that Amdocs has achieved an absolute reduction of 49% in Scope 1 & 2 greenhouse gas emissions (using market-based calculations), and approximately 50% in Scope 3, compared to 2019 levels. This surpasses our Science Based Targets Initiative goals of a 21% reduction in Scope 1 & 2 and a 13% reduction in Scope 3 by the end of fiscal year 2024, compared to the 2019 base year. We are committed to achieving an inclusive workplace and seek to create a welcoming work environment for all employees. As we commit to enriching the lives of our employees, which we have encapsulated in our employer brand "Live Amazing. Do Amazing", our efforts focus on providing a people-centric work environment, understanding that flexibility is key, from unlimited vacation to flexibility around how, when, and where a person works. We provide opportunities for growth and professional development, embracing a culture of continuous learning and upskilling, and have significantly expanded our employee well-being programs and investments. For the communities in the areas in which we operate, we implement a number of empowerment activities and initiatives, including digital inclusion programs, STEM education, and environmental awareness.

Our business is conducted on a global basis. We maintain strategic development centers in Israel, Cyprus and India. We also have regional development centers in Brazil, Canada, Mexico, the Philippines, the United Kingdom and the United States, and have operations in North America, Europe, Eurasia, Latin America, Africa and the Asia-Pacific region.

Industry Background

We believe service providers will maintain a strong focus on growing new revenue streams, cost reduction and driving more efficient operations, and that the trends of ongoing digital transformation with a focus on customer experience, migration to the cloud, AI and Related Tools (including, in particular, agentic AI), next-generation networks, and consolidation within the industry will continue. Service providers are increasingly focusing on their core capabilities, investing in 5G and fiber rollouts, to meet the demand for increased bandwidth, faster pace of innovation for new digital services, as well as to improve their business and operational agility and optimize and monetize their investments in such services. At the same time, many service providers are partnering with leading suppliers to offer their customers a rich portfolio of offerings including media; entertainment; enterprise enablement; Internet of Things (IoT); and digital lifestyle services, all of which are driving growth in the demand for multi-modal customer engagement capabilities, data and GenAI.

OTT-focused players and device manufacturers continue to penetrate the communications market and are also competing for customer attention in the entertainment market, while traditional content creators are increasingly streaming their content direct-to-consumer (D2C). Additionally, social networks such as Facebook and X (previously known as Twitter), alongside OTT-focused players such as Snapchat and WhatsApp, have become widely accepted alternatives to traditional voice communications and also provide video streaming services. To meet the challenges from new competitors, service providers are developing cooperative partnerships with OTT-focused players to improve the customer experience as well as vertically integrating with content creators. Pay TV providers are introducing more IP-based (streaming) TV services in their need to meet customers' on-demand experience expectations. As the business-to-consumer (B2C) domain is crowded with disruptors and heightened competition from OTT players, service providers are also looking to strengthen their standing with enterprise customers, explore new opportunities in the wholesale market and provide IoT services to new vertical market segments, such as the home, health and automotive industries. In North America, cable companies and communication service providers are increasingly expanding their lines of business as growth engines, and moving into each other's core business areas, with telcos offering fixed-wireless broadband connectivity and cable companies providing wireless services as mobile virtual network operators (MVNO)s.

To capture new revenue streams, service providers are expanding within existing and non-traditional business models and deploying new network technologies such as 5G Advanced (5.5G), 5G standalone networks, fixed wire access and fiber. We believe 5G Advanced and 5G will enable service providers to grow their enterprise revenues through the introduction of new business models such as B2B2x, the rollout of mobile private networks (MPN) and by exposing network-as-a-service (NaaS) functionality. As a result, we expect service providers will continue to place an emphasis on modernization and transformation projects for their networks and operational and business systems as they seek to introduce these new offerings, migrate to the cloud and offer innovative new services for both enterprise customers and individual consumers, and monetize these new capabilities. Global service providers are also accelerating their fiber network expansion investments to enable converged, value-added offerings which bundle broadband and mobile together.

GenAI has led to increased interest in applying AI and Related Tools to telecom operations, with emerging use cases in customer experience, especially in customer care, sales, and marketing, enabling service providers to introduce new differentiated offerings. We believe GenAI will also provide operators an opportunity to apply GenAI to solve problems in network optimization and fault management as well as introduce enhanced productivity and efficiencies in their operations, and across all units from corporate to customer-facing.

We believe these factors create significant opportunities for vendors of information technology software products and providers of managed services and end-to-end systems integration, such as Amdocs.

Business Strategy

Our goal is to provide software and services solutions and support to primarily communications and media companies of all sizes as they digitally transform, accelerate their migration to the cloud and remain competitive. We seek to accomplish our goal by pursuing the strategies described below.

- *Focus on the Communications and Media Industry*. We focus our resources and efforts primarily on providing customer experience solutions to service providers in the communications and media industry. We consider our longstanding and continuing focus on this industry a competitive advantage. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive solutions required by the leading wireless, wireline, broadband, cable and satellite companies as well as provide targeted point solutions for service providers of all sizes. These strengths have enabled us to diversify our customer base and expand our offering domains and may continue to provide us with opportunities to expand within other vertical segment markets.

- *Target Industry Leaders*. We intend to continue to direct our marketing efforts primarily toward communications and media industry leaders and contenders. By targeting such leading service providers, which require the most sophisticated and relevant solutions, we believe that we are better able to remain at the forefront of developments in the industry. We believe that the development of this customer base has helped position us as a market leader.

- *Continued Expansion into New Geographies and Emerging Markets*. We seek to grow our customer base by expanding into new markets inside the regions we currently serve and serving the needs of service providers operating in emerging markets. While we have a strong presence overall in developed markets, there are areas in which we believe we can further expand our presence. In fiscal year 2025 for example, we succeeded in growing our activities in Europe, including Finland and Poland, and expanded in our Rest of World outside of North America, including the United Arab Emirates and Japan. In emerging markets, prepaid subscriber growth remains high and average revenue per user remains relatively low in comparison to more developed markets. In order to increase subscriber revenue, service providers are focusing on customer experience and on increasing capacity, particularly for data and content offerings, as key competitive differentiators. Our existing and prospective customers in these markets vary dramatically, with some service providers serving subscriber bases already numbering in the hundreds of millions and others introducing communications services to communities for the first time. We believe this shift in focus to customer experience and on increasing bandwidth and providing content helps to create the wide spectrum of emerging market service providers that require offerings ranging from relatively low-cost systems with pre-packaged services that can be implemented rapidly, to more robust services, to complete customer experience solutions.

- *Provide Customers with an Open, Dynamic and Cloud-Native Portfolio to Meet Key Industry Trends*. With our offerings, we seek to accelerate our customers' journey to the cloud and help them differentiate in the 5G era so they can deliver an always-on customer experience that is intuitive, simple, personal and valuable at every point of service. We provide solutions across digital business systems and legacy business and operational support systems (BSS/OSS) and network domains and multiple lines of business, including wireline, wireless, broadband, cable, fiber, satellite services, IoT and digital services. The business integration of our systems, supporting commerce, monetization and network automation, is achieved through a central, cloud-native catalog, built on an open, API-first and microservices-based approach to enable third-party integration. We believe that our ability to provide a broad, open, dynamic, modular, GenAI-embedded and cloud-native portfolio, with certified end-to-end business processes deployed using best practice DevSecOps, helps position us as a strategic partner for our customers as they seek to migrate to the cloud and continue to transform into digital service providers. This provides us with multiple avenues for strengthening and expanding our ongoing customer relationships. Our strategic collaborations with Amazon Web Services, NVIDIA, Microsoft Azure, Google Cloud and Oracle Cloud Infrastructure will further enable service providers to offer new and differentiated services to drive growth, customer loyalty and value-add with fast, intelligent, and agile interactions, and a wide ecosystem of third-party partners.

- *Lead with innovative technology to better serve our customers*. We look to provide our customers with leading technologies designed to address industry-specific challenges and opportunities so that they can differentiate themselves with new offerings, accelerate their time to market, and optimize their operations. GenAI is one such technology, which we are implementing in different ways, including via our AI, data and GenAI suite, amAIz, building our telecom-tailored GenAI agents and use-case factory, and infusing GenAI across our products and services. As a result, service providers may deploy GenAI in various ways across their businesses, from customer experiences to network provisioning. We also believe our GenAI capabilities, including rapidly evolving agentic AI capabilities, may enable service providers to deliver increased efficiencies and productivity, as well as benefit our own operations. Underpinning our product capabilities is a broad set of data, AI and Related Tools and services designed to ensure our customers are able to harness data from across their operating ecosystem to deliver better experiences for their customers. We believe that our amAIz suite, and strategic collaborations with Microsoft and NVIDIA, may position us to increase the adoption of GenAI applications and services across the communications industry.

- *Expand Our Managed Services Capabilities*. We seek to assume responsibility for the operation, development and management of our customers' Amdocs systems, as well as systems developed by in-house IT departments or by other vendors. Our mandate can extend across the service provider's entire IT and network automation environment and encompass key business process operational needs, organizational readiness preparation and employee upskilling. Many of these projects involve what we call managed transformations: a multi-year project in which we modernize legacy systems while operating them, and then continue to provide managed services once the transformation is complete, usually to a cloud infrastructure. Our customers receive predictable service levels based on agreed-upon key performance indicators, access to a global repository of automation processes, as well as improved efficiencies and long-term savings over the day-to-day costs of operating and maintaining these systems. Managed transformations also provide an improved end-user experience, so service providers can focus on their own internal strengths and strategy to grow their business, leaving system concerns to us. We are continuing to expand our cloud operations, covering the full cloud management lifecycle, including cloud cost optimization (FinOps), multi-cloud management, cloud security, and cloud workloads. We expect embracing GenAI as a part of our next generation of managed services will enable us to assist our customers in streamlining application management, dynamically addressing operational issues, and improving resiliency. Managed services also benefit us, as they can be a source of predictable recurring revenue and long-term relationships.

- *Develop and Maintain Long-Term Customer Relationships*. We seek to develop and maintain long-term, mutually beneficial relationships with our customers, and have organized our internal operations to better anticipate and respond to our customers' needs. We believe these relationships can lead to additional product and services sales, including products and services from recent acquisitions which have expanded our offering, as well as ongoing, long-term support, system enhancement, modernization, maintenance and managed services agreements. We believe that such relationships are facilitated in many cases by the mission-critical, strategic nature of Amdocs systems and by the added value we provide through our specialized skills and knowledge. We believe that the longevity of our customer relationships, and the recurring revenue that such relationships provide, produce a competitive advantage for us.

The Amdocs Offerings

Our understanding of our customers' business needs and the importance of delivering an amazing experience to their end users provide the framework for our portfolio of capability-based products and services. Our offerings are designed to meet the challenges facing our customers as they roll out 5G, fixed wireless access and fiber networks, migrate to the cloud, introduce AI and Related Tools and transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. They enable modular expansion as a service provider evolves, ensuring lower-cost and reduced-risk implementations, while their microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevSecOps. With our portfolio's open and modular structure, organized by capability such as monetization, commerce and care, service and network automation, consulting, delivery, systems integration, operations and others, and matched to industry standards, our customers have the flexibility to choose business offerings that address their specific needs and improve their time to market and value. In the second quarter of fiscal year 2025, we released Amdocs CES25 (CES25), a telco-native, GenAI-led customer experience suite, spanning business, operations and network domains, embedded with AI and Related Tools, including GenAI agents, and which includes our Customer Engagement Platform, Amdocs Monetization Suite, Amdocs Intelligent Networking Suite, Amdocs Charging, Amdocs eSIM Cloud, Amdocs MarketONE, and Amdocs CatalogONE. A key addition to CES25 was the new Amdocs amAIz telco-intelligence suite, which is a holistic, modular, portfolio of telco-native data management, AI, ML and GenAI platforms, applications and services for telecom, which is pluggable to any data ecosystem.

The Customer Engagement Platform is a telecom-specific customer relationship management (CRM) solution developed by Amdocs in partnership with Microsoft, serving both the B2C and B2B markets across all lines of business. The AI-native platform includes GenAI domain-specific agents alongside sentiment analysis, predictive and conversational AI and Related Tools and additional GenAI capabilities. This CRM solution leverages the power of Microsoft Dynamics 365 and Azure, verticalized for telecoms by Amdocs, to deliver unified and omni-channel customer journeys driven by AI and Related Tools with enhanced automation and personalization. The platform spans the entire customer lifecycle – including marketing, commerce, sales, ordering, and customer service – and leverages the Amdocs Low-Code Experience Platform for accelerated introduction of new customer journeys, experiences, and offerings, over any channel, in real time and at scale.

The Amdocs Monetization Suite enables our customers to monetize their broad set of services and offerings, from traditional connectivity, through content and entertainment, to advanced digital telco and non-telco services enabled by 5G, edge, cloud and programmable networks. These solutions are powered by GenAI, enabling service providers to leverage advanced billing and charging capabilities in order to introduce new monetization models (e.g., API-usage billing), and new business models (e.g., B2B2x, private mobile networks, and network-as-a-service), and align with the partner ecosystem.

The Amdocs Intelligent Networking Suite set of solutions provides end-to-end service orchestration, supporting the orchestration of complex services across multiple domains such as 5G, software-defined networks/network function virtualization (SDN/NFV), cloud and edge. It leverages Amdocs amAIz's capabilities (with respect to AI and Related Tools), around intent recognition, policy optimization, anomaly detection and root cause analysis, and ensures closed-loop, intent-driven, end-to-end network and service lifecycle automation, in order to enhance the customer service consumption experience and improve service providers' operational efficiency.

Amdocs CatalogONE spans the entire CES25 suite, and combines embedded business intelligence with telecom-specific GenAI agents. These capabilities enable service providers to design, develop and go-to-market with innovative services and bundles that combine connectivity, content, partners' digital services, new monetizable elements (e.g., quality of service, slicing, API usage) and physical devices, targeting both consumer and business segments.

The CES25 B2B portfolio enables service providers to serve all customer segments such as small and medium businesses (SMBs), enterprise and government customers. The modular portfolio digitalizes and automates service providers' lead-to-care processes and end-to-end customer lifecycle management. CPQ Pro, the cornerstone of the B2B portfolio, is embedded with autonomous GenAI agents empowered by analytics, designed to increase B2B deal-closure ratios, facilitate automation, and accelerate revenue.

The CES25 suite also optimizes and automates service-provider operations by modernizing their IT and network stacks with cloud-native products built over Amdocs Microservices Management Platform to ensure agility and IT velocity, and with embedded data-driven intelligence powered by Amdocs amAIz, to utilize telco-specific GenAI capabilities for various business and operational needs, in a simple, trusted, secured and cost-effective manner. Our offerings with respect to data and AI Related Tool widely span various aspects of the service provider's business, with detailed use cases embedded within our products and best practices to help service providers become truly data-driven organizations.

We also offer Amdocs MarketONE, a based Software-as-a-Service (SaaS)-based platform which has been designed to enable service providers to aggregate and monetize partners in a frictionless way to enable a superior customer experience. The platform includes an expansive network of pre-integrated digital services, ranging from media, gaming, eLearning, sports and retail to security and business services. Amdocs connectX, a cloud-native "telco-in-a-box" software-as-a-service platform, is designed for digital telecom brands covering care, commerce, ordering and monetization needs. The Amdocs eSIM Cloud enables service providers to offer "digital SIM" (eSIM) for any device, download method and line of business – consumer, enterprise and IoT from Apple, Samsung, Microsoft, Google and other device manufacturers, while our mature cybersecurity practices and service help protect and manage enterprises.

Our broad portfolio of services capabilities ranges from consulting, experience design, data, cloud, network services, delivery, to quality engineering (testing), operations, systems integration, and content services, across a wide variety of platforms and technologies. The extent and scope of services provided varies from customer to customer, depending on each customer's unique needs. Our services engagements can range in size and scope and include advising customers on business and technical strategy, designing and implementing particular business solutions, managing specific business operations processes, adopting DevSecOps, migrating applications to, and operating them on, the cloud, migrating mainframe systems to the cloud, and orchestrating large-scale transformation projects. We also provide end-to-end application development and maintenance, from ideation to deployment, managing all steps of the development lifecycle, supporting bi-modal development methodologies, as well as ongoing maintenance.

In addition, we are generally retained by the customer to provide ongoing services, such as maintenance, enhancement design and development and operational support, or to act as a lead systems integrator for post-production activities that may include interfaces with third-party and legacy systems. We also provide network deployment and optimization services, supporting the industry's move to 5G and the cloud. For a substantial number of our customers, the implementation and integration of an initial system has been followed by the sale of additional systems and modules. We aim to establish long-term maintenance and support contracts with our customers. These contracts generally involve an expansion in the scope of support delivered and provide us with recurring revenue.

Our managed services, including those using AI and Related Tools, other predictive analytics, and robotic process automation, are designed to enable service providers' IT and network departments to keep pace with the speed of business requirements as they continue their journey towards zero-touch operations, provide faster time to market for new services as well as the cost-effective management of existing offerings. Our Services360 platform supports more agile and reliable operations and also includes dedicated tools that automate tasks that would traditionally require various software development skills. It contains a set of advanced technologies, blueprints, automated processes and integrations to external applications to enable our services across many aspects of the IT lifecycle in service provider environments. These services include solution development, quality engineering, cloud migration and operations, FinOps, hyper-automation, governance and more. Managed services provide multi-year, flexible and tailored support, managing IT, business processes and applications services, such as application development and maintenance, operations, IT and infrastructure hosting, cloud operations and in-house developed practices, and legacy modernization.

In fiscal year 2025, we announced the launch of Amdocs Studios, a holistic high-end digital services offering combining deep expertise across four key technology disciplines: Quality Engineering, Data & GenAI, Cloud, and Experience & Digital Engineering.

The services provided by our Quality Engineering Studio are designed to help modernize our customers' approach to testing. They combine upskilling our customers' organization, employing our AI-driven test automation platform, and integrating a DevSecOps approach to ensure faster time to market combined with higher product quality. We support the complete quality-engineering spectrum of services, from project-based to enterprise-level engagements, and cover consulting through to execution of quality-engineering services throughout the entire software-development lifecycle and into production. Our Quality-Engineering services help enabling organizations to scale their testing capabilities with greater speed and accuracy, and accelerate operations through integration, optimization of test cases, testing-environment management, and continuous testing, as well as through the implementation of next-generation technologies in areas such as predictive AI, GenAI, augmented AI, and agentic AI.

The services provided by our Data & GenAI Studio are designed to align with every phase of the data lifecycle, from the initial strategy and architecture to implementation and ongoing management, in order to help our customers effectively integrate AI and GenAI into their broader business strategies. We support a range of organizational needs, including digital transformations, mergers and acquisitions, cloud adoption, and the demands of next-generation networks. Our support extends to managing AI and analytics use cases, developing GenAI agents and advancing towards autonomous operations.

The services provided by our Cloud Studio help enterprises to adopt, migrate and operate on the cloud, and include strategy services to help ensure governance and compliance across the organization, as well as engineering services to help customers set up, run and optimize their cloud operations. We modernize and migrate both Amdocs and non-Amdocs applications and workloads to the cloud, and provide security services to help enterprises enhance their security posture and protect against human error and malicious actors. We are leveraging our expertise in cloud, cloud data, automation, and processes to help our customers prepare to scale with AI, ML operations and GenAI operations.

The services provided by our Experience & Digital Engineering Studio enable our clients to deepen their engagement with customers and expand into new markets to create new revenue streams. By integrating advanced experience design, outcome-driven innovation in application development, data and technology modernization, and enterprise platform implementation, we deliver solutions that work for our clients' customers and their business.

Our mobile network services help customers deploy and operate their next-generation networks, from 5G to fiber. Through our end-to-end services, we provide design, engineering, and operations, leading to optimized networks operations to lower costs and enhance the customer experiences. Our services are backed by a full suite of network and workflow automation software, helping improve our customers' time to market with increased efficiency and quality.

Our professional services are designed to assist customers in the selection, implementation, operation, management, modernization and maintenance of their IT, network and content systems. As a lead systems integrator, we assume end-to-end responsibility to monitor, manage and deploy the overall development and integration activities of Amdocs and third-party vendors throughout the transformation lifecycle and business-as-usual state. We also offer integration design and implementation services to help bridge between modern digital channels and a customer's existing legacy back-end and third-party systems. Our unique integration platform as a service solution is built specifically for the challenges of the communications and media industry, enabling modernization with minimal impact on the systems of record and other legacy systems.

Our business and top-level technology strategy consulting services cover both Amdocs and non-Amdocs systems. Our consultants understand the service provider's environment and bring with them the experience we accumulated when modernizing our own Amdocs product lines and re-skilling our people to master hybrids of the legacy and the new. We also provide experts in areas such as experience design, digital software engineering and cloud transformation.

With an extensive range of end-to-end media supply chain services enabled by AI and Related Tools that can be rapidly and flexibly deployed, services and solutions are designed to enable content owners, service providers and distributors to power and deliver unparalleled entertainment experiences, anywhere and on any platform. From content packaging and delivery, localization, mastering, QC (quality check), metadata and media library clean-up, through to building new, or enhancing existing services with content and subscription offerings; our end-to-end content ecosystem delivers accessible and effective solutions for content owners and distributors.

Technology

Our portfolio architecture enables our applications to work in multiple customer environments ranging from on premise to public cloud.

To help service providers respond more quickly to changes in their markets, we embrace an open and integrated approach to our technology built on the following key principles:

- *Design Led*. Adopting design-led principles and methodologies across software applications to ensure improved and optimized customer experiences.

- *API-First*. Leveraging domain-driven design to expose APIs across key applications and ensure consumption and interaction between applications is easily enabled. It exposes the Amdocs portfolio application programming interfaces to external systems, allowing our applications to integrate with each other and with third-party applications.

- *Secure Software Development Lifecycle (SSDLC)*. Integrating security into each step of the software development process to identify and mitigate security vulnerabilities and threats.

- *Cloud Flexibility*. Architected to run in public, on-premise and hybrid cloud environments, on certain popular prior product versions, and across a variety of providers based on customer needs.

- *Microservices*. Developing highly granular, lightweight distributed software architecture, shipped and delivered using containers and orchestrated using Kubernetes, the industry-leading cluster management for containers.

- *Scalability*. Designed to take full advantage of the capabilities of the underlying platform, allowing progressive system expansion, proportional with increases in business volumes. Using the same software, our applications can support operations for small and very large service providers.

- *Reliability*. System and component architecture supports high availability and redundancy to allow connected and uninterrupted operations at full network utilization and device load.

- *Modularity*. Applications can be installed on an individual standalone basis, interfacing with the customer's existing systems, or as part of an integrated Amdocs system environment. We believe this modularity provides our customers with a highly flexible solution that is able to incrementally expand with the customer's growing needs and capabilities.

- *Composability*. Our composable architecture approach allows customers to rapidly assemble, adapt and scale solutions to meet evolving transformation strategies and business needs.

- *Software-as-a-Service (SaaS)*. We develop software for some solutions that may be provided via a subscription model. Offering SaaS solutions enables our customers to quickly deploy, simply operate and continuously benefit from our investment in portfolio platforms.

- *Continuous Updates*. Ongoing delivery of software functionality enables customers to adopt the latest features and functions as they are made available, accelerating time to market and business agility.

- *Virtualization*. Business agility improves with virtualization as it allows introduction of new services rapidly. Moreover, virtualization reduces cost by improving resource utilization and by automating processes.

- *Hybrid-Cloud*. Supporting application architecture that spans physical, virtual and cloud-based infrastructures. We work with multiple hyper-scale providers in the deployment, security and operation of these diverse permutations which must be orchestrated in order to deliver seamless experiences.

- *Open-Source Software*. Enabling rapid time to market and lower-cost functionality introduction, our software leverages open-source components to encourage standardization and improved quality where possible. We are a founding partner of the Khasm Labs (formerly the 5G Open Innovation Lab), a global ecosystem for developers, enterprises, wireless carriers and technology leaders to fuel the development and monetization of new 5G-powered technology use cases and markets. We are also a contributor to the O-RAN Alliance whose mission is to reshape the RAN industry towards more intelligent, open, virtualized and fully interoperable mobile networks.

- *Service-Oriented Architecture*. SOA enables improved flow of information, rapid function development, easier scaling and simplified introduction of new services.

- *Embedded Automation*. End-to-end automation capabilities spanning multiple domains and extending across users, business and operating systems and networks, to optimize the efficient utilization of resources while enabling adaptive, real-time responsiveness to specific business and customer requirements in a timely and cost-efficient manner.

- *Low-code/No code.* A visual software development approach that requires little to no coding skill on the part of the user, allowing the rapid development of applications with minimal dependency on IT and code developers.

- *AI/ML*. Delivering automation and providing service providers with more intelligence about their customers and the performance of their infrastructures, optimizing the customer experience and enabling zero-touch operations.

- *GenAI.* Leveraging GenAI built on foundational large language and small language models (LLMs and SLMs) and a telecom-specific GenAI framework to improve our existing product and service offerings and create new and enhanced experiences (ranging from context-aware customer care interactions to resource-aware network operations).

Sales and Marketing

Our sales and marketing activities are primarily directed at major communications and media companies.

As a result of the strategic importance of our solutions to the operations of service providers, a number of constituencies within a customer's organization are typically involved in purchasing decisions, including senior management, information systems and network personnel and user groups, such as the finance, customer service and marketing departments.

Our sales activities are supported by marketing efforts and increasing cooperation with strategic partners. We interact with other third parties in our sales activities, including independent sales agents, information systems consultants engaged by customers and system integrators that provide complementary products and services. We also have value-added reseller agreements with leading hardware and software vendors. Our sales and marketing activities also support projects with our partner ecosystem in domains such as cloud, digital and consumer experience, media and entertainment, IoT, data intelligence, open source, security and privacy. Partner companies include Amazon Web Services, NVIDIA, Microsoft, Databricks, Intel, Google, BMC, Snowflake, Oracle, Redhat, Dell EMC, VMware, Hewlett Packard Enterprise and IBM, as well as start-up companies.

Customers

Our target market is comprised of service providers in the communications and media industry that require customer experience solutions with advanced functionality and technology. The companies in our target segment are typically market leaders. By working with such companies, we help ensure that we remain at the forefront of developments in the industry and that our product offerings continue to address the market's most sophisticated needs. Additionally, we deliver experience-driven and cloud transformations for customers in other industry verticals, such as financial services. We have a global orientation and customers in approximately 90 countries.

Our customers include service providers, such as:

A1 Bulgaria	Odido
A1 Macedonia	One Hungary
A1 Telekom Austria Group	Optimum
ABN Amro Bank NV	Optus
Airtel	Orange Belgium
Altice France	Orange Liberia
Amazon MGM Studios	Orange Spain
América Móvil	Paramount, a SkyDance Corporation
AT&T	PLDT
AT&T Mexico	Proximus
Azercell	Rogers
Bank Hapoalim	Safaricom
Beeline	SES
Bell Canada	Singtel
Bharat Sanchar Nigam Limited (BSNL)	Sky Italia
Botswana Telecommunications Corporation	Sky UK
Brightspeed	Sunrise
BT-EE	Telefónica Argentina (Movistar)
Capita	Telefónica Brasil (Vivo)
Cellcom	Telefónica Chile (Movistar)
Charter Communications	Telefónica Germany
Claro Argentina	Telefónica Peru (Movistar)
Claro Brasil	Telenet
Claro Chile	Telia Finland
Claro Dominican Republic	Telia Norway
Claro Puerto Rico	Telia Sweden
Crnogorski Telekom	Telkom SA
Colt Technology Services	Telkomsel
Comcast	Telstra
Consumer Cellular	TELUS
DELTA Fiber	Three Ireland
Deutsche Telekom	Three UK
DISH	TIM Brazil
DirecTV	TPG Telecom
Elisa	True
etisalat by &e	Tusass
Far EasTone	T-Mobile
Fastweb	UScellular
Fidium	VEON
Flow	Verizon
Foxtel	Virgin Media O2
Frontier Communications	Vodacom
Globe Telecom	Vodafone Czech Republic
J:COM	Vodafone Germany
KT	Vodafone Idea
Kyivstar	Vodafone Ireland
LG Uplus	Vodafone Italy
Liberty Global	Vodafone Romania
Lumen	Vodafone Spain
M1	Vodafone Turkey
Magyar Telekom	Vodafone UK
Maxis	VodafoneZiggo
Melon Digital	Warner Bros. Discovery
Metronet	Wind Tre
MTS	Winity Telecom
NTT Infrastructure Network Corporation	XLSMART

The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

	Year Ended September 30,		
	2025	2024	2023
North America	65.8%	66.5%	67.7%
Europe	15.6%	14.5%	14.4%
Rest of the World	18.6%	19.0%	17.9%

Competition

The market for customer experience solutions in the communications and media industry continues to be highly competitive. Amdocs' competitive landscape is comprised of internal IT departments of our customers, as well as independent competitors or new entrants that may compete broadly with us or in limited segments of our market, and can be generally categorized as follows (competitors in each category referenced below in alphabetical order):

- providers of BSS/OSS and CRM/digital systems, including CSG International, Netcracker (an NEC subsidiary), Oracle, Pegasystems, Salesforce, SAP and ServiceNow;

- system integrators and providers of IT services, such as Accenture, Cap Gemini, Cognizant, DXC Technology, Infosys, Kyndryl, Tata Consultancy Services, Tech Mahindra and Wipro (some of whom we also cooperate with in certain opportunities and projects);

- network equipment providers such as Ciena, Ericsson, Huawei, and Nokia, (some of whom we also cooperate with in certain opportunities and projects and some of whom also have BSS/OSS offerings); and

- niche domain players, often start-up companies, which compete against particular parts of our portfolio, such as Matrixx in charging; Hansen in catalog; Aria Systems, Stripe, Zuora in subscription billing; Deluxe Media and Evergent in media; Slalom in cloud consulting; Material+ and Work & Co in experience design.

We expect the competition in our industry to increase from many of such companies.

We believe that we are able to differentiate ourselves from these competitors by, among other things:

- applying our more than 40-year heritage to the development and delivery of products and professional services that enable our customers to overcome their challenges and achieve service differentiation by migrating to the cloud, providing a personalized and intelligent customer experience, shaping the quality of network experience and simplifying the complexity of the operating environment;

- continuing to design and develop solutions targeted specifically to the communications and media industry;

- innovating and enabling our customers to quickly adopt new business models that will improve their ability to drive new revenues, and compete and win in a changing market;

- providing high-availability, high-quality, reliable, scalable, integrated and modular applications, leveraging cloud technology, AI, GenAI and other new software development and deployment options;

- leveraging our strategic partnerships, collaborations and alliances in order to offer innovative products, solutions or services or to otherwise enhance our market position and customer reach;

- providing flexible and tailored IT solutions and delivery models; and

- offering customers end-to-end accountability from a single vendor.

Employees

We invest significant resources in the training, retention and motivation of high-quality personnel. Training programs cover areas such as technology, applications, development methodology, project methodology, programming standards, industry background, business, management development and leadership. Our management development efforts are reinforced by an organizational structure that provides opportunities for talented managers to gain experience in general management roles. We also invest considerable resources in personnel motivation, including providing various incentive plans for sales staff and high-quality employees. Our future success depends in large part upon our continuing ability to attract and retain highly qualified managerial, technical, sales and marketing personnel and outstanding leaders. Moreover, we are committed to diversity and inclusion, believing a gender-diverse, multi-cultural workforce spread across the globe provides strength and a competitive business advantage.

See "Directors, Senior Management and Employees — Workforce Personnel" for further details regarding our employees and our relationships with them.

Property, Plants and Equipment

Our principal capital expenditures for fiscal years 2025, 2024 and 2023 have been for computer equipment and software in our operating facilities and development centers, for which we spent approximately $83 million, $72 million and $84 million, respectively.

Facilities

Our properties consist of leased and owned (only in Ra'anana, Israel) facilities an aggregate of approximately 3.2 million square feet worldwide, including significant leases in the Canada, Cyprus, India, Israel, the Philippines, Mexico, the United Kingdom and the United States. The following table summarizes information with respect to the principal facilities leased and owned by us and our subsidiaries as of September 30, 2025:

Location	Area (Sq. Feet)
Americas	462,134
EMEA	1,064,501
APAC	1,638,432
Total	3,165,066

Our leases expire on various dates through 2035. In fiscal year 2023, the Company has started to use its campus in Ra'anana, Israel on land acquired by a legal entity owned equally by the Company and Union Investments and Development Limited ("Union") pursuant to agreements entered into by the Company and Union in December 2017. The campus provides an advanced working environment that meets the needs of Amdocs Israel and its employees, and supports the Company's future growth. The design for the campus is in accordance with LEED Gold standards and includes advanced energy and water saving systems.

Equipment

We develop our solutions over a system of Linux and Windows servers owned or leased by us, as well as over cloud providers. We use a variety of software products in our development centers, including products by Microsoft, CouchBase, Syncsort, Red Hat, Oracle, CA, IBM, Hewlett-Packard or others. Our data storage is based mainly on equipment from EMC, InfiniDat, IBM and Hewlett-Packard.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications and media industry service providers in both developed countries and emerging markets. We believe the demand for our solutions is driven by our customers' continued migration to the cloud, deployment of 5G standalone, FWA, B2B acceleration, and fiber networks and their transformation into digital service providers to provide connectivity services, content and applications (apps) on any device through digital and non-digital channels. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate their offerings by delivering a customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.

We believe service providers will maintain a strong focus on growing new revenue streams, cost reduction and driving more efficient operations, and that the trends of ongoing digital transformation with a focus on customer experience, migration to the cloud, agentic AI, next-generation networks, and consolidation within the industry will continue. Service providers are increasingly focusing on their core capabilities and investing in 5G and fiber rollouts to meet the demand for increased bandwidth, faster pace of innovation for new digital services and introducing GenAI, as well as to improve their business and operational agility and optimize and monetize their investments in such services. At the same time, many service providers are partnering with leading suppliers to offer their customers a rich portfolio of offerings including media, entertainment, enterprise enablement, IoT, and digital lifestyle services, all of which is driving growth in the demand for multi-modal customer engagement capabilities, data, and GenAI.

We develop, implement and manage software and services designed to meet our customers' business needs and empower them to transform their boldest ideas into reality. Our technology, design-led thinking approach and expertise help service providers to migrate to the cloud, manage and monetize their next-generation networks, further transform into digital service providers, accelerate their GenAI journeys, enhance their entertainment offerings, and serve their customers across all channels. With our portfolio's open and modular structure, organized by capability and matched to industry standards, our customers have the flexibility to choose business offerings that address their specific needs and improve their time to market and value.

In part, we have sought, through acquisitions, to expand our products and services offerings and customer base and to enhance our ability to provide managed services to our customers. In recent years, we have completed numerous acquisitions: this includes our fiscal year 2023 acquisitions of the service assurance business of TEOCO, and of ProCom Consulting, and our fiscal year 2024 acquisitions of Astadia, and the network engineering businesses of Pramira. In fiscal year 2025, we acquired Profinit, a data science, engineering and intelligence company, and have also made three other immaterial acquisitions. Among other things, we believe these acquisitions will enable us to expand our 5G, fiber, digital and cloud-native capabilities, service assurance and cloud migration expertise. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services, enter into new vertical markets or otherwise enhance our market position or strategic strengths.

In evaluating Amdocs' portfolio of products, services and business activities in relation to our strategic investment priorities for fiscal year 2025, we decided to phase out several low-margin, non-core business activities that we believe are becoming commoditized and hold little potential for long-term value addition or profitability enhancement in the future. These activities, which generated revenue of approximately $600 million in fiscal year 2024, included, among others, certain low-margin software and hardware partner activities, Vubiquity's transactional video on demand business and other non-core subscription services. These activities were substantially already ceased in the first quarter of fiscal 2025.

The Amdocs Offerings

Our portfolio consists of software and services that address service providers' business and operational needs. Our offerings, grouped by technology capabilities such as monetization, commerce and care, service and network automation, are designed to meet the challenges facing our customers as they roll out 5G networks, migrate to the cloud, FWA and fiber networks, introduce GenAI solutions, and transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. Our software is designed to enable modular expansion as a service provider evolves, and its microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevSecOps.

Our comprehensive line of services is designed to address every stage of a service provider's lifecycle. They include consulting, experience design, data, cloud, network services, to delivery, quality engineering, operations, systems integration, and content services. Our managed services provide multi-year, flexible and tailored support, managing IT business processes and applications services. They include application development, modernization and maintenance, IT and infrastructure services, testing and professional services that are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems. In fiscal year 2025, we announced the launch of Amdocs Studios, a holistic high-end digital services offering combining deep expertise across four key technology disciplines: Quality Engineering, Data & GenAI, Cloud, and Experience & Digital Engineering.

We believe that our business model of developing mission-critical software, deploying it at our customers and then operating it and supporting it on an ongoing basis, provides Amdocs with a high level of recurring revenue. This, together with our scalable global resource allocation model and our continuous operational excellence, automation and efficiency improvements, enables us to deliver consistent operating margin performance over time.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications and media industry. In fiscal year 2025, customers in North America accounted for 65.8% of our revenue, while customers in Europe and the rest of the world accounted for 15.6% and 18.6%, respectively. We maintain strategic development centers in Israel, Cyprus and India, and we also have regional development centers in Brazil, Canada, Mexico, the Philippines, the United Kingdom and the United States.

Historically, AT&T has been our largest customer, accounting for 25.9% and 24.5% of our revenue in fiscal years 2025 and 2024, respectively. In fiscal years 2025 and 2024, our next largest customer, T-Mobile, accounted for 19.9% and 22.6% of our revenue, respectively. Excluding the phase out in fiscal year 2025 of several low margin, non-core business activities[1], the percentage of revenue of AT&T and T-Mobile for fiscal year 2025 remained roughly stable as compared to fiscal year 2024. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 70% of our revenue in fiscal years 2025 and 2024.

We believe that demand for our solutions is primarily driven by the following key factors:

- Transformation within the communications and media industry, including:

  - continued transformation of service providers to digital service providers;

  - service provider migration to the cloud;

  - increasing use of communications and content services;

  - widespread access to content, information and applications;

  - expansion into new lines of business;

  - consolidation among service providers in established markets, often including companies with multinational operations;

  - increased competition, including from non-traditional players;

  - continued bundling and blending of communications and entertainment; and

  - continued commoditization and pricing pressure.

- Technology advances, such as:

  - wide-scale foundational technology changes, including the leveraging of open-source, cloud-enabled and cloud-native operating infrastructure, microservices-based architecture, API-based ecosystems, and aggressive digital modernization transformations;

  - evolving service provider business models and opportunities like OTT partnerships, content development and offerings, enterprise and small- or medium-sized business modernization, and innovative consumer bundling solutions;

  - network evolution in order to support growing technology needs associated with IoT, autonomous vehicles and augmented and virtual reality;

  - new communications technologies such as 6G wireless technology, 5G wireless technology, fixed wireless access, eSIM, Wi-Fi 6, low earth orbit (LEO) satellites, and Narrowband IoT (NB-IOT);

  - adoption of AI, including GenAI, ML, robotic process automation (RPA), and natural language processing (NLP) edge computing, network and service automation, and blockchain; and

  - additional evolution of technology in select domains, including edge computing, quantum computing, serverless compute and blockchain among others.

- Customer focus, such as:

  - the need for service providers to personalize the customer's experience and provide contextual and personalized engagements at all points in their omni-channel customer journey;

  - increasing customer expectations for new, innovative services and applications that are personally relevant and that can be accessed anytime, anywhere and from any device;

  - the ever-increasing expectations for service and support, including omni-monetization and proactive multi-modal customer care and commerce; and

  - continuous proliferation of on-demand experiences, including low-latency, high quality of service connectivity and seamless digital interactions.

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(1) For more details, please refer to "Note 22 - Segment Information and Revenue from Significant Customers" in the Notes to the Consolidated Financial Statements.

- The need for operational efficiency, including:

  - the shift from in-house management to vendor solutions;

  - business needs of service providers to reduce costs and lower total cost of ownership of software systems while retaining high-value customers in a highly competitive environment;

  - automating, introducing GenAI, and integrating business processes that span service providers' business systems and network solutions;

  - leveraging GenAI to optimize employee processes, simplify development of systems, and drive agility in the resolution of operational issues;

  - implementing and integrating new next-generation networks (and retiring legacy networks) to deploy new technologies; and

  - transforming fragmented legacy OSS to introduce new, orchestrated and automated services in a timely and cost-effective manner.

Revenue from managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $3.00 billion and $2.90 billion of revenue in fiscal years 2025 and 2024, respectively. In managed services contracts, revenue from the operation of a customer's system is recognized as services are performed based on time elapsed, output produced or volume of data processed. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer's systems and may see also additional modernization cycles in our more mature managed services engagements. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, and this improvement is seen more rapidly in the initial period of an engagement, as we derive benefit from insertion of automation tools, AI, operational efficiencies, changes in the geographical mix of our resources, and from leveraging our developments within the GenAI domain and the introduction of agentic solutions to manage our services.

Research and Development, Patents and Licenses

Our research and development activities involve the development of new software architecture, modules and product offerings in response to an identified market demand. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications and media industry and to provide new and enhanced functionality to our existing product offerings. We leverage leading-edge development technologies and associated technologies, for example, GenAI, DevSecOps, CI/CD (continuous integration/continuous delivery), and Agile methodology, to ensure we are able to develop and deliver our solutions efficiently and cost-effectively.

Substantially all of our research and development expenditures are directed at our solutions. In recent years, we have also invested our research and development efforts in network control, optimization and orchestration and network functions virtualization technologies; applications to enable service providers to deploy and monetize technologies such as fiber, LTE, 5G, small cells and Wi-Fi; big data analytics and intelligence capabilities leveraging AI, GenAI and NLP toward consumer and business satisfaction, marketing effectiveness and network operations and experience; increased focus for the business segment, digital, commerce and entertainment domains; platforms for processing, distributing and monetizing content globally and on foundational technologies including microservices and all major cloud providers. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Our products are largely comprised of software and systems that we have developed or acquired and that we regard as proprietary. In recent years, we have invested in adopting open source components in an effort to reduce total cost of ownership for our customers, but our software and software systems remain the results of long, robust and intensive development processes. Although our technology is not significantly dependent on patents or licenses from third parties, certain aspects of our products continue to make use of software components licensed from third parties. As a developer of complex software systems, third parties may claim that portions of our systems infringe their intellectual property rights. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe would be very difficult for others to independently obtain. However, our competitors may independently develop technologies that are substantially equivalent or superior to ours. We have taken, and intend to continue to take, several measures to establish and protect our proprietary rights in our products and technologies from third-party infringement. We rely upon a combination of trademarks, patents, contractual rights, trade secret law, copyrights and non-disclosure agreements. We enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information; and we also limit customer access to the source code of our software and software systems.

Operating Results

The following table sets forth for the fiscal years ended September 30, 2025, 2024 and 2023, certain items in our consolidated statements of income reflected as a percentage of revenue (figures may not sum because of rounding):

	Year Ended September 30,		
	2025	2024	2023
Revenue	100%	100%	100%
Operating expenses:			
Cost of revenue	62.0	64.9	64.7
Research and development	7.5	7.2	7.7
Selling, general and administrative	11.2	11.4	11.7
Amortization of purchased intangible assets and other	1.4	1.2	1.2
Restructuring charges	1.8	2.6	1.5
	83.9	87.4	86.6
Operating income	16.1	12.6	13.4
Interest and other expense, net	(0.8)	(0.7)	(0.4)
Income before income taxes	15.3	11.8	13.0
Income taxes	2.8	1.9	1.9
Net income	12.5%	9.9%	11.1%
Net income attributable to noncontrolling interests	0.07	0.06	0.05
Net income attributable to Amdocs Limited	12.5%	9.9%	11.1%

Fiscal Years Ended September 30, 2025 and 2024

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2025, compared to the fiscal year ended September 30, 2024. Following the table is a discussion and analysis of our business and results of operations for these fiscal years.

	Year Ended September 30,		Increase (Decrease)	
	2025 [a]	2024	Amount	%
	(In thousands)			
Revenue(*)	$ 4,532,913	$ 5,004,989	$ (472,076)	(9.4)%
Operating expenses:				
Cost of revenue	2,811,333	3,249,598	(438,265)	(13.5)
Research and development	340,845	360,798	(19,953)	(5.5)
Selling, general and administrative	506,108	572,845	(66,737)	(11.7)
Amortization of purchased intangible assets and other	62,424	62,052	372	0.6
Restructuring Charges	80,539	131,088	(50,549)	(38.6)
	3,801,249	4,376,381	(575,132)	(13.1)
Operating income	731,664	628,608	103,056	16.4
Interest and other expense, net	(38,422)	(37,537)	885	2.4
Income before income taxes	693,242	591,071	102,171	17.3
Income taxes	125,473	94,750	30,723	32.4
Net income	$ 567,769	$ 496,321	$ 71,448	14.4%
Net income attributable to noncontrolling interests	3,065	3,124	(59)	(1.9)
Net income attributable to Amdocs Limited	$ 564,704	$ 493,197	$ 71,507	14.5%

(*) Geographic Information:

	Year Ended September 30,		Increase (Decrease)	
	2025	2024	Amount	%
	(In thousands)			
North America (mainly United States)	$ 2,983,553	$ 3,325,967	$ (342,414)	(10.3)%
Europe	705,107	726,226	(21,119)	(2.9)
Rest of the world	844,253	952,796	(108,543)	(11.4)
Revenue	$ 4,532,913	$ 5,004,989	$ (472,076)	(9.4)%

Revenue. Revenue decreased by $472.1 million, or (9.4)%, to $4,532.9 million in fiscal year 2025, from $5,005.0 million in fiscal year 2024. In fiscal year 2025, we phased out several low margin, non-core business activities, the results of which were included in fiscal year 2024. Excluding the effects of phasing out those low-margin, non-core business activities[a] and the immaterial impact of negative foreign currency fluctuations, revenue for fiscal year 2025 increased by 3.1%. Revenue from our top ten customers excluding the effect of the phase out activity[a] mentioned above and the immaterial impact of negative foreign currency fluctuations increased in aggregate by 3.6 % in fiscal year 2025 compared to fiscal year 2024.

In fiscal year 2025, revenue from customers in North America, Europe and the rest of the world accounted for 65.8%, 15.6% and 18.6%, respectively, of total revenue, compared to 66.5%, 14.5% and 19.0%, respectively, in fiscal year 2024.

Revenue from customers in North America decreased in absolute amounts in fiscal year 2025, primarily as a result of the phase out of several low-margin, non-core business activities[a]. Excluding the effects of the phase out activities, revenue from customers in North America increased driven by higher revenue from managed services activities.

Revenue from customers in Europe decreased in absolute amounts in fiscal year 2025, primarily as a result of the phase out of several low-margin, non-core business activities[a]. Revenue from customers in Europe increased as a percentage of total revenue to 15.6% in fiscal year 2025 from 14.5% in fiscal year 2024, benefiting from the ramp-up of new deal activities and a contribution from the acquisition of Profinit.

Revenue from customers in rest of the world decreased in absolute amounts in fiscal year 2025, primarily as a result of the phase out of several low-margin, non-core business activities[a]. Excluding the effects of the phase out activities, revenue from customers in Asia-Pacific increased as we expand our presence in this region.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products and services, as well as fee and royalty payments to software suppliers. Cost of revenue decreased by $438.3 million, or 13.5%, to $2,811.3 million in fiscal year 2025, from $3,249.6 million in fiscal year 2024. The cost of revenue as a percentage of total revenue decreased, from 64.9% in fiscal year 2024 to 62.0% in fiscal year 2025, the majority of which is a result of the phasing out of non-core, low-margin business activities[a] and the continued focus on operational excellence and the efficiency improvements. Our cost of revenue was also positively affected by foreign exchange impacts.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased in absolute amount by $20.0 million, or 5.5%, to $340.8 million in fiscal year 2025, from $360.8 million in fiscal year 2024. Research and development expense increased as a percentage of total revenue from 7.2% in fiscal year 2024, to 7.5% in fiscal year 2025, as total revenue decreased at a higher rate than research and development expense as a result of the phasing out of non-core, low-margin business activities[a], as we invested in AI and GenAI capabilities, and continued to invest in our cloud offerings, network related innovation, and further developing our digital offerings. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. However, increase or decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see "Research and Development, Patents and Licenses."

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, decreased by $66.7 million, or 11.7%, to $506.1 million in fiscal year 2025, from $572.8 million in fiscal year 2024. Selling, general and administrative expense decreased as a percentage of total revenue from 11.4% in fiscal year 2024, to 11.2% in fiscal year 2025. The decrease was primarily attributable to operational excellence and efficiency improvements, changes of certain acquisition-related liabilities measured at fair value, and a decrease in account receivable allowances. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other slightly increased by $0.4 million, or 0.6%, to $62.4 million in fiscal year 2025, from $62.1 million in fiscal year 2024. The slight increase in amortization of purchased intangible assets and other was primarily attributable to recent completed acquisitions, partially offset by a completion of amortization of previously purchased intangible assets.

Restructuring Charges. Restructuring charges in fiscal year 2025 were $80.5 million, decreased by $50.5, from $131.1 in fiscal year 2024. Following our restructuring activities in fiscal years 2023 and 2024, we have undertaken certain restructuring actions to focus on operational excellence, automation and the internal deployment of generative AI based tools across our business. We continue to evaluate further operational efficiencies. For the restructuring charges for the comparable period and for more details, please see Note 10 to our consolidated financial statements.

Operating Income. Operating income increased by $103.1 million, or 16.4%, to $731.7 million in fiscal year 2025, from $628.6 million in fiscal year 2024. Operating income increased as a percentage of total revenue, from 12.6% in fiscal year 2024 to 16.1% in fiscal year 2025. The increase in operating income was primarily attributable to the phasing out of non-core, low-margin business activities[a], the continued focus on operational excellence, the ongoing adoption of automation, AI, and other sophisticated tools within our operations, to drive additional cost savings and efficiency improvements, and a lower level of restructuring charges recorded in fiscal year 2025 compared to fiscal year 2024. Our operating income as a percentage of total revenue included an immaterial positive effect of foreign exchange impacts.

Interest and Other Expense, Net. Interest and other expense, net, slightly increased from a net expense of $37.5 million in fiscal year 2024 to a net expense of $38.4 million in fiscal year 2025. The slight increase was primarily attributable to increase in interest expenses net of interest income, as a result of lower level of cash balances, partially offset by (i) a decrease in foreign exchange fluctuation charges and (ii) an increase in net realized gain from equity investments, which partially offset by fair value changes of certain other equity investments resulting in a net increase of $8.7 million compared to fiscal year 2024.

Income Taxes. Income taxes for fiscal year 2025 were $125.5 million on pre-tax income of $693.2 million, resulting in an effective tax rate of 18.1% in fiscal year 2025, compared to 16.0% in fiscal year 2024. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period, please see Note 11 to our consolidated financial statements.

Net Income Attributable to Amdocs Limited. Net income increased by $71.5 million, or 14.5%, to $564.7 million in fiscal year 2025, from $493.2 million in fiscal year 2024. The increase in net income is primarily attributable to an increase in operating income, partially offset by an increase in income taxes.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.80, or 18.8%, to $5.05 in fiscal year 2025, from $4.25 in fiscal year 2024. The increase in diluted earnings per share was attributable to an increase in net income and a decrease in the diluted weighted average number of shares outstanding, which resulted from share repurchases. The restructuring charges of $80.5 million and $131.1 million in fiscal years 2025 and 2024, decreased the diluted earnings per share by $0.65 and $0.98, respectively. Please see also Note 21 to our consolidated financial statements.

(a) During the three months ended December 31, 2024, we phased out several low-margin, non-core business activities, which were included in fiscal year 2024. These business activities resulted in an aggregate of approximately $600 million of revenue in fiscal year 2024, or approximately $150 million per fiscal quarter. The geographic proportional impact of revenue attributable to such business activities is consistent with that of the overall company in fiscal year 2024. These activities had substantially ceased in the three months ended December 31, 2024.

Results of Operations for Fiscal year 2024 Compared to Fiscal year 2023

For a comparative discussion and analysis related to the results of operations and changes in financial condition for fiscal year 2024 compared to 2023, refer to Item 5. "Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the fiscal year ended September 30, 2024, filed on December 17, 2024, with the SEC and available at www.sec.gov.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, totaled $325.0 million as of September 30, 2025, compared to $514.3 million as of September 30, 2024. The decrease was mainly attributable to $551.3 million used to repurchase our ordinary shares, $224.4 million of cash dividend payments, $104.0 million for capital expenditures, net, $86.3 million of payments for business and intangible assets acquisitions, partially offset by $749.1 million in positive cash flow from operations, reflecting healthy cash collections and $21.3 million of proceeds from stock option exercises $18.2 million net proceeds from equity investments and other. Net cash provided by operating activities amounted to $749.1 million and $724.4 million in fiscal years 2025 and 2024, respectively.

Our free cash flow for fiscal year 2025 was $645.1 million and is calculated as net cash provided by operating activities of $749.1 million for the period less $104.0 million for capital expenditures, net, and after restructuring payments of approximately $90 million.

Free cash flow is a non-GAAP financial measure and is not prepared in accordance with, and is not an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures with similar names used by other companies. Non-GAAP measures such as free cash flow should only be reviewed in conjunction with the corresponding GAAP measures. We believe that free cash flow, when used in conjunction with the corresponding GAAP measure, provides useful information to investors and management relating to the amount of cash generated by the Company's business operations.

We believe that our current cash balances, cash generated from operations, our current lines of credit, loans, Senior Notes and our ability to access capital markets will provide sufficient resources to meet our operational needs, loan and debt repayment needs, fund share repurchases and the payment of cash dividends for at least the next fiscal year.

We have short-term interest-bearing investments comprised of marketable securities and bank deposits. We classify all of our marketable securities, if applicable, as available-for-sale securities. Such marketable securities consist primarily of money market funds, corporate bonds, U.S. government treasuries and supranational and sovereign debt, which are stated at market value. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of tax, unless a security is impaired due to a credit loss, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During fiscal years 2025 and 2024 we did not recognize credit losses. Please see Notes 5 and 6 to our consolidated financial statements.

Revolving Credit Facility, Senior Notes, Letters of Credit, Guarantees and Contractual Obligations. In December 2011, we entered into the unsecured $500.0 million Revolving Credit Facility. In December 2014, December 2017, March 2021 and July 2024, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022, March 2026 and July 2029, respectively. As of September 30, 2025, we were in compliance with the financial covenants and had no outstanding borrowings under the Revolving Credit Facility.

In June 2020, we issued an aggregate principal amount of $650.0 million in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the "Senior Notes"). The interest is payable semi-annually in June and December of each year, commencing in December 2020. We incurred issuance costs of $6.1 million in relation to the Senior Notes, which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are our senior unsecured obligations and rank equally in right of payment with all of our existing and future senior indebtedness, including any indebtedness we may incur from time to time under the Revolving Credit Facility. As of September 30, 2025, the noncurrent outstanding principal portion was $650.0 million. Please see Note 13 to our consolidated financial statements.

As of September 30, 2025, we had additional uncommitted lines of credit available for general corporate and other specific purposes. We had outstanding letters of credit and bank guarantees from various banks totaling $90.8 million as of September 30, 2025, which were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

Acquisitions. During fiscal year 2025, we completed four business acquisitions for an aggregate net consideration of approximately $84.0 million in cash, and a potential for additional consideration which may be paid later based on the achievement of certain performance metrics. The majority of the consideration is attributable to the acquisitions of Profinit, a data science and engineering company, and the telco network engineering business of MOBIA. During fiscal year 2024, we completed two business acquisitions for an aggregate net consideration of approximately $84.0 million in cash, and a potential for additional consideration which may be paid later based on achievement of certain performance metrics. The vast majority of this amount was paid for the acquisition of Astadia, which specializes in mainframe-to-cloud migration and modernization.

Capital Expenditures. Generally, the majority of our capital expenditures consist of purchases of computer, related equipment and software, and the remainder is attributable mainly to building and leasehold improvements. Our capital expenditures were approximately $104.0 million in fiscal year 2025, net. Our fiscal year 2025 capital expenditures were mainly attributable to investments in our operating facilities and our development centers around the world.

Share Repurchases. From time to time, our Board of Directors can adopt share repurchase plans authorizing the repurchase of our outstanding ordinary shares. On August 2, 2023, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.1 billion of our outstanding ordinary shares with no expiration date. The August 2023 plan permitted us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. On May 7, 2025, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.0 billion of our outstanding ordinary shares with no expiration date. The May 2025 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. In the year ended September 30, 2025, we completed the repurchase of the remaining authorized amount of ordinary shares under the August 2023 plan and initiated repurchases of our outstanding ordinary shares pursuant to the May 2025 plan. In the year ended September 30, 2025, we repurchased 6.3 million ordinary shares at an average price of $87.38 per share (excluding broker and transaction fees). As of September 30, 2025, we had remaining authority to repurchase up to an aggregate of $986.4 million of our outstanding ordinary shares under the May 2025 plan.

Cash Dividends. Our Board of Directors declared the following dividends during fiscal years 2025, 2024 and 2023:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date
August 6, 2025	$ 0.527	September 30, 2025	$ 57.2	October 31, 2025
May 7 ,2025	$ 0.527	June 30, 2025	$ 58.0	July 25, 2025
February 4, 2025	$ 0.527	March 31, 2025	$ 58.6	April 25, 2025
November 12, 2024	$ 0.479	December 31, 2024	$ 53.7	January 31, 2025
August 7, 2024	$ 0.479	September 30, 2024	$ 54.1	October 25, 2024
May 8, 2024	$ 0.479	June 28, 2024	$ 54.7	July 26, 2024
February 6, 2024	$ 0.479	March 29, 2024	$ 55.5	April 26, 2024
November 7, 2023	$ 0.435	December 29, 2023	$ 50.7	January 26, 2024
August 2, 2023	$ 0.435	September 29, 2023	$ 51.1	October 27, 2023
May 10, 2023	$ 0.435	June 30, 2023	$ 51.8	July 28, 2023
January 31, 2023	$ 0.435	March 31, 2023	$ 52.3	April 28, 2023
November 8, 2022	$ 0.395	December 30, 2022	$ 47.6	January 27, 2023

On November 11, 2025, our Board of Directors approved a quarterly dividend payment of $0.527 per share and set December 31, 2025 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 30, 2026. On November 11, 2025, our Board of Directors also approved, subject to shareholder approval at the January 30, 2026 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.569 per share, anticipated to be paid in April 2026.

Our Board of Directors considers on a quarterly basis whether to declare and pay, if any, a dividend in accordance with the terms of the dividend program, subject to applicable Guernsey law and based on several factors including our financial performance, outlook and liquidity. Guernsey law requires that our Board of Directors consider a dividend's effects on our solvency before it may be declared or paid. While the Board of Directors will have the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, any increase to the per share amount or frequency of the dividend would require shareholder approval.

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2025, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Long-term debt and accrued interest (*)	$ 654.8	$ 4.8		650	
Pension funding	6.3	1.0	2.0	1.3	2.0
Purchase obligations	355.0	147.8	207.2	—	—
Operating lease (*)	217.3	46.4	65.2	48.7	57.0
Total	$ 1,233.4	$ 200.0	$ 274.4	$ 700.0	$ 59.0

(*) For information about long-term debt and operating lease, please see Note 13 and Note 16 to our Consolidated Financial Statements.

The total amount of unrecognized tax benefits for uncertain tax positions was $170.5 million as of September 30, 2025. Payment of these obligations if any would result from settlements with taxing authorities or final undisputed tax assessments. Due to the difficulty in determining the timing and exact outcome of resolution of audits in progress, these obligations are not included in the above table.

Critical Accounting Policies

Our discussion and analysis of our consolidated financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent liabilities. On a regular basis, we evaluate and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent. Actual results could differ materially from the estimates under different assumptions or conditions.

We believe that, of our significant accounting policies described in the estimates, assumptions and judgments involved in the accounting policies described in Note 2 "Summary of Significant Accounting Policies" , the below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. These policies require that we make estimates and judgments in the preparation of our financial statements as of a given date. Our critical accounting policies are as follows:

- Revenue recognition and contract accounting

- Tax accounting

- Business combinations

- Goodwill, intangible assets and long-lived assets-impairment assessment

- Derivative and hedge accounting

Revenue Recognition and Contract Accounting

We follow very specific and detailed guidelines, which are discussed in Note 2 to our consolidated financial statements, in measuring revenue; however, certain judgments affect the application of our revenue recognition policy:

- We evaluate contracts entered into at or near the same time with the same customer (or related parties of the customer) and determine if the contracts should be combined in accordance with the guidance for revenue recognition.

- A significant portion of our revenue is recognized over the course of implementation and integration projects, usually based on a percentage that incurred labor effort to date bears to total projected labor effort. The recognition of revenue over time requires the exercise of significant judgment on a quarterly basis, such as with respect to estimates of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.

- Our revenue recognition policy takes into consideration the creditworthiness and past transaction history of each customer in determining the probability of collection. This determination requires the exercise of judgment, which affects our revenue recognition.

- Many of our agreements include multiple performance obligations. We allocate the transaction price for each contract to each performance obligation identified in the contract based on the relative standalone selling price (SSP). We determine SSP for the purposes of allocating the transaction price to each performance obligation by considering several external and internal factors including, but not limited to, transactions where the specific performance obligation is sold separately, historical actual pricing practices and geographies in which we offer our services in accordance with ASC 606. The determination of SSP requires the exercise of judgment.

- For transactions which involve third-party hardware, software and services, the determination of revenue recognition based on the gross amount or on a net basis requires the exercise of judgment in considering whether we control the third-party hardware, software or services prior to fulfilling the performance obligation.

Tax Accounting

As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax expense in each of the jurisdictions in which we operate. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and reimbursement arrangements among related entities, the process of identifying items of revenue and expenses that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation.

We apply an estimated annual effective tax rate to our quarterly operating results to determine the interim provision for income tax expense. A change in judgment that impacts the measurement of a tax position taken in a prior year is recognized as a discrete item in the interim period in which the change occurs. In the event there is a significant unusual or infrequent item recognized in our quarterly operating results, the tax attributable to that item is recorded in the interim period in which it occurs.

A valuation allowance is provided for the respective part of the deferred tax assets for which it is more likely than not that we will not be able to realize its benefit. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and adjust the valuation allowances accordingly. Factors considered in making this determination include the period of expiration of the tax asset, planned use of the tax asset, tax planning strategies and historical and projected taxable income as well as tax liabilities for the tax jurisdiction in which the tax asset is located. Valuation allowances will be subject to change in each future reporting period as a result of changes in one or more of these factors.

Although we believe that our estimates are reasonable in estimating our tax outcome and in assessing the need for the valuation allowance, there is no assurance that the final tax outcome and the valuation allowance will not be different than those that are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, lapse of statute of limitations, or changes in tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material effect on our income tax provision, net income and cash balances in that period. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate.

We have filed or are in the process of filing tax returns that are subject to audit by the respective tax authorities. Although the ultimate outcome is unknown, we believe that any adjustments that would result from tax return audits are not likely to have a material adverse effect on our consolidated results of operations, financial condition or cash flows.

Business Combinations

Accounting for business combinations requires us to make significant estimates and assumptions, especially at the acquisition date with respect to tangible and intangible assets acquired and liabilities. In accordance with business combinations accounting, assets acquired and liabilities assumed, as well as any contingent consideration that may be part of the acquisition agreement, are recorded at their respective fair values at the date of acquisition. Such fair value valuations require management to make significant estimates and assumptions, especially with respect to intangible assets, as a result, we obtain the assistance of independent valuation firms. We complete these assessments as soon as practical after the closing dates. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill.

For acquisitions that include contingent consideration, the fair value is estimated on the acquisition date as the present value of the expected contingent payments, determined using weighted probabilities of possible payments. We remeasure the fair value of the contingent consideration at each reporting period until the contingency is resolved. Except for measurement period adjustments, the changes in fair value are recognized in the consolidated statements of income. We consider several factors when determining that contingent consideration liabilities are part of the purchase price, such as the following: the valuation of the acquisitions is not supported solely by the initial consideration paid, and the contingent consideration payments are not affected by employment termination.

Although we believe the assumptions and estimates of fair value we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain and subject to refinement. Critical estimates in valuing certain assets acquired and liabilities assumed include but are not limited to: future expected cash flows from license and service sales, maintenance, customer contracts and acquired developed technologies, expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed and the acquired company's brand awareness and discount rate. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill, if the changes are related to conditions that existed at the time of the acquisition. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments, based on events that occurred subsequent to the acquisition date, are recorded in our consolidated statements of income.

As discussed above under "Tax Accounting," we may establish a valuation allowance for certain deferred tax assets and estimate the value of uncertain tax positions of a newly acquired entity. This process requires significant judgment and analysis.

Goodwill, Intangible Assets and Long-Lived Assets — Impairment Assessment

Our annual evaluation of impairment consists of either using a qualitative approach to determine whether it is more likely than not that the fair value of the assets is less than their respective carrying values or a quantitative impairment test, if necessary. Quantitative impairment tests are performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The process of evaluating the potential impairment of goodwill requires judgment during the analysis. In performing a qualitative evaluation, we consider many factors in evaluating whether the carrying value of goodwill may not be recoverable, including changes in our stock price and market capitalization in relation to our book value and macroeconomic conditions affecting our business. Please see Note 2 to our consolidated financial statements. We perform an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. Where a quantitative impairment test is necessary, in calculating the fair value of the reporting unit, we used our market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal years 2025, 2024 or 2023.

We test long-lived assets, including definite life intangible assets, for impairment in the event an indication of impairment exists. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. If the sum of undiscounted future cash flows resulting from the use of the cash generating unit and its eventual disposition is less than the carrying amount of such assets, an impairment would be recognized, and the assets would be written down to their estimated fair values, based on expected future discounted cash flows. There was an immaterial impairment of long-lived assets in fiscal years 2025, 2024 and 2023.

Derivative and Hedge Accounting

During fiscal years 2025, 2024 and 2023, approximately 70% to 80% of our revenue and 50% to 60% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. We enter into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency net exposure resulting from revenue and expense in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also enter into foreign exchange forward contracts and options to reduce the impact of foreign currency on the consolidated balance sheets items. We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

Establishing and accounting for foreign exchange contracts involves judgments, such as determining the fair value of the contracts, determining the nature of the exposure, assessing its amount and timing, and evaluating the effectiveness of the hedging arrangement.

Although we believe that our estimates are accurate and meet the requirement of hedge accounting, if actual results differ from these estimates, such difference could cause fluctuation of our recorded revenue and expenses.

Recent Accounting Standards

Please see Note 2 to our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

We rely on the executive officers employed through certain of our principal operating subsidiaries to manage our business. As of December 2, 2025, our directors and officers were as follows:

Name	Age	Position
Eli Gelman (4)	67	Chairman of the Board
Robert A. Minicucci(1)(2)(3)	73	Director and Chairman of the Nominating and Corporate Governance Committee
Adrian Gardner(1)	63	Director and Chairman of the Audit Committee
Rafael de la Vega(2)	74	Director and Chairman of the Management Resources and Compensation Committee
John A. MacDonald(2)(3)(4)	72	Director and Chairman of the Technology and Innovation Committee
Yvette Kanouff(4)	60	Director
Sarah Ruth Davis(1)	58	Director
Amos Genish(3)(4)	65	Director
Véronique Morali	67	Director
Shuky Sheffer	65	Director, President and Chief Executive Officer
Tamar Rapaport-Dagim	54	Chief Financial Officer and Chief Operating Officer
Rajat Raheja	55	Division President, Amdocs Development Centre India LLP
Matthew Smith	53	Secretary, Head of Investor Relations

(1) Member of the Audit Committee
(2) Member of the Management Resources and Compensation Committee
(3) Member of the Nominating and Corporate Governance Committee
(4) Member of the Technology and Innovation Committee

Eli Gelman has been a director of Amdocs since 2002 and Chairman of the Board of Directors of Amdocs since November 2023. Since September 2023, Mr. Gelman serves on the advisory board for Bocconi University. Since January 2019, Mr. Gelman serves as the chairman of the Executive Council of Tel Aviv University. Mr. Gelman served as our President and Chief Executive Officer from 2010 to September 30, 2018. From 2010 until 2013, Mr. Gelman served as a director of Retalix, a global software company, and during 2010, he also served as its Chairman. From 2008 to 2010, Mr. Gelman devoted his time to charitable matters focused on youth education. He served as Executive Vice President of Amdocs Management Limited from 2002 until 2008 and as our Chief Operating Officer from 2006 until 2008. Prior to 2002, he was a Senior Vice President, where he headed our U.S. sales and marketing operations and helped spearhead our entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks and software projects for NASA. Mr. Gelman's qualifications to serve on our Board of Directors include his more than two decades of service to Amdocs and its customers, including as our Chief Operating Officer and President and Chief Executive Officer. With more than 30 years of experience in the software industry, he possesses a vast institutional knowledge and strategic understanding of our organization and industry.

Robert A. Minicucci has been a director of Amdocs since 1997 and served as Chairman of the Board of Directors of Amdocs from 2011 to November 2023. Mr. Minicucci currently serves as the Chairman of the Nominating and Corporate Governance Committee. Mr. Minicucci joined Welsh, Carson, Anderson & Stowe, or WCAS, in 1993. Mr. Minicucci has served as a managing member of the general partners of certain funds affiliated with WCAS and has focused on the information and business services industry. Until 2003, investment partnerships affiliated with WCAS had been among our largest shareholders. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. He served for 12 years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. Mr. Minicucci was a director of one other publicly-held company, Alliance Data Systems, Inc. until June 2020. He is also a director of several private companies. Mr. Minicucci's career in information technology investing, including as a director of more than 20 different public and private companies, and his experience as chief financial officer to a public company and treasurer of another public company, has provided him with strong business acumen and strategic and financial expertise.

Adrian Gardner has been a director of Amdocs since 1998 and is Chairman of the Audit Committee. Mr. Gardner is an experienced senior executive who has worked in a range of UK-based international companies. Mr. Gardner has served as a member of the Audit & Risk Committee of Worcester College, Oxford University since May 2017 and as its chair since June 2022. Mr. Gardner served as Chief Operating Officer of Stonehage Fleming Family & Partners Limited, an international Multi-Family Office business, from October 2019 to May 2025. From 2016 to 2019, Mr. Gardner served as Chief Financial Officer of Ipes Holdings

Limited, a provider of outsourced services to private equity firms. From 2014 to September 2016, Mr. Gardner served as Chief Financial Officer of International Personal Finance plc, an international home credit business. Mr. Gardner was Chief Financial Officer and a director of RSM Tenon Group PLC, a London-based accounting and advisory firm from 2011 until the acquisition in 2013 of its operating subsidiaries by Baker Tilly UK Holdings Limited, since renamed RSM UK Limited. Mr. Gardner was Chief Financial Officer of PA Consulting Group, a London-based business consulting firm from 2007 to 2011. Mr. Gardner was Chief Financial Officer and a director of ProStrakan Group plc, a pharmaceuticals company based in the United Kingdom and listed on the London Stock Exchange, from 2002 until 2007. Prior to joining ProStrakan, he was a Managing Director of Lazard LLC, based in London, where he worked with technology and telecommunications-related companies. Prior to joining Lazard in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse (now PricewaterhouseCoopers). Mr. Gardner's extensive experience as an accountant, technology investment banker and chief financial officer enables him to make valuable contributions to our strategic and financial affairs.

Rafael de la Vega has been a director of Amdocs since January 2018 and is Chairman of the Management Resources and Compensation Committee. Since 2017, he has served as the Chairman and Founder of the De La Vega Group, a consultancy and advisory services firm. From February 2016 to December 2016, Mr. de la Vega served as the Vice Chairman of AT&T Inc. and CEO of Business Solutions & International. From 2014 to 2016, Mr. de la Vega served as President and CEO of AT&T Mobile and Business Solutions and from 2007 to 2014 he served as the President and CEO of AT&T Mobility. Mr. de la Vega also held various positions at several telecommunications companies, including Cingular Wireless and Bell South Latin America. During his time at Cingular Wireless, he was responsible for the integration of AT&T Wireless and Cingular Wireless. He also currently serves on the board of directors of New York Life Insurance Company. From 2016 to May 2024, Mr. de la Vega served on the board of directors of American Express Company. He also served on the Executive Committee of the Boy Scouts of America until May 2018 and served as Chairman of the 2017 Boy Scouts Jamboree. He is the Chairman Emeritus of Junior Achievement Worldwide. In June 2018, Mr. de la Vega joined as the Vice Chairman of the board of directors of Ubicquia LLC. In September 2018 he joined the board of advisors of RapidSOS. Mr. de la Vega also recently joined Forté Ventures as a Limited Partner. We believe Mr. de la Vega's qualifications to sit on our Board of Directors include his extensive experience and leadership in the telecommunications industry.

John A. MacDonald has been a director of Amdocs since 2019 and is the Chairman of the Technology and Innovation Committee. Mr. MacDonald is an experienced senior executive who has worked at some of Canada's largest technology organizations. From May 2016 to February 2024, Mr. MacDonald served on the board of directors of BookJane Inc. From 2012 to 2021, Mr. MacDonald served as a board member of Rogers Communications Inc. From 2003 to 2008, Mr. MacDonald served as the President, Enterprise Division of MTS Allstream. Before that, between 2002 to 2003, Mr. MacDonald was a President and Chief Operating Officer AT&T Canada. AT&T Canada was re-branded Allstream in 2003 and was subsequently acquired by MTS the following year. In 1994 Mr. MacDonald joined Bell Canada as its Chief Technology Officer and retired from Bell Canada in 1999 as its President and Chief Operating Officer. From 1977 to 1994, Mr. MacDonald worked at NBTel, where he became Chief Executive Officer in 1994. We believe Mr. MacDonald's qualifications to sit on our Board of Directors include his extensive experience and leadership in the telecommunications industry.

Yvette Kanouff has been a director of Amdocs since 2020. Since August 2018, Ms. Kanouff has served as a director of Sprinklr CXM, which became a public company in June 2021. Since August 2019, Ms. Kanouff has served as a director of Science Applications International Corporation (SAIC). Since February 2021, Ms. Kanouff has served as a director of Entegris ENTG. Ms. Kanouff is currently a partner at Silicon Valley-based venture capital and private equity firm JC2 Ventures where Ms. Kanouff is responsible for technology strategy and engineering relationships within JC2 Ventures investment companies, partners, and customers. Prior to that, Ms. Kanouff served as a senior vice president and general manager for Cisco's Service Provider Business where she was responsible for more than $7 billion in direct revenue and more than 6,000 employees globally. Previously, Ms. Kanouff held leadership positions for numerous companies, including Cablevision, SeaChange International, and Time Warner. Ms. Kanouff holds a bachelor's degree, a master's degree in mathematics, and a doctor h.c. from the University of Central Florida and completed her HBS Corporate Director Certificate. Ms. Kanouff is also a director and executive advisor of several private technology companies.

Sarah Ruth Davis has been a director of Amdocs since 2021. From 2007 to May 2021, Ms. Davis served in various executive roles at Loblaw Companies Limited, Canada's largest retailer and the nation's food and pharmacy leader. Since July 2024, Ms. Davis serves on the board of directors of Artemis Parent Inc. From 2017 until May 2021, Ms. Davis served as the president of Loblaw Companies Limited. From 2014 until 2017, Ms. Davis served as the chief administrative officer of Loblaw. Before being appointed as the chief administrative officer, Ms. Davis served as Loblaw's chief financial officer from 2010 until 2014. Prior to her appointment as chief financial officer, Ms. Davis served as the financial controller between 2007 to 2010. From 2005 until 2007, she was the controller and vice president of finance of Rogers Communications, Inc. Between 1996 to 2005, Ms. Davis served in various finance and accounting roles with Bell Canada, including chief financial officer of Bell Nexxia and the vice president of complex bids at BCE Emergis Inc., a Bell spin-off that owned an array of media and e-commerce companies. From 2014 until January 2022, Ms. Davis also served on the board of directors of AGF Management Limited, an investment manager traded on the Toronto Stock Exchange. Between 2010 and 2021 Ms. Davis served on the board of directors of President's Choice Bank. From 2017 until 2021, Ms. Davis served as the chairman of T&T Supermarket Inc. Between 2012 to 2021, Ms. Davis served on the board of directors of PCF. In August 2021, Ms. Davis joined the boards of directors of Victoria's Secret & Co., a company traded on the New York Stock

Exchange, and Pet Valu Holdings Ltd., a pet supply company traded on the Toronto Stock Exchange. Ms. Davis was named one of Canada's Most Powerful Women: Top 100 in 2011 by the Women's Executive Network and was the executive sponsor of the Women@Loblaw network. Ms. Davis holds a Bachelor of Commerce, honors degree from Queen's University and is a chartered accountant and Fellow of the CPA.

Amos Genish has been a director of Amdocs since 2023. Mr. Genish is the CEO and Chairman of EdgeX Capital, an investment company fully owned by Mr. Genish. Since May 2019 to December 2024, Mr. Genish has served as a senior partner at BTG Pactual, a large investment bank in Brazil, where he led the Digital Retail Bank from May 2019 until the end of 2021, and from January 2022 to September 2024, Mr. Genish served as the CEO and chairman of V.tal, a large fiber operator in Brazil, where he continues to serve as a board member. Between 2017 and 2018, Mr. Genish served as chief executive officer of Telecom Italia. From 2015 until the end of 2016, Mr. Genish served as president and chief executive officer of Telefonica Brasil (Vivo). Before joining Vivo he was chief executive officer of GVT from 2009 to 2014, a Brazilian telecom and Pay TV operator that he co-founded in 1999, which went public on the Brazilian stock exchange in 2007 and was later sold to Vivendi in 2009. After the sale of GVT to Vivendi, Mr. Genish was appointed to Vivendi's management board, and in 2014 he led the negotiations for GVT's sale to Telefonica for the amount of 7.5 billion euros. In 1989, Mr. Genish served as CFO for Edunetics, a start-up company that developed curriculum multimedia-based systems primarily for the US school market, and he helped lead the company's IPO on NASDAQ in 1992 and was appointed its chief executive officer in 1995. Between 1986 and 1989, Mr. Genish worked at Somech Chaikin (now KPMG Somech Chaikin), and helped large holding companies with tax and audit matters. From May 2019 until August 2025, Mr. Genish also served as chairman of the board of the Israeli on-demand mobility company Gett. From June 2020 until June 2021, Mr. Genish served on the board of directors of VEON Ltd. (NASDAQ: VEON), and was the chairman of its telecommunications committee. From April 2017 to April 2019, Mr. Genish served on the board of directors of Itaú Unibanco (NYSE: ITUB), the largest private sector bank in Brazil. Mr. Genish holds a BA in economics and accounting from Tel Aviv University.

Véronique Morali has been a director of Amdocs since 2025. Ms. Morali co-founded Label Capital, an early growth consumer fund, in January 2023 and has served as Managing Partner since its founding. Ms. Morali launched Terrafemina in 2008, a media platform which became a subsidiary of Webedia, a digital media and content group. She served as interim Chief Executive Officer of Webedia from October 2024 until March 2025. Ms. Morali served as Chief Executive Officer of Webedia from 2013 until 2023 and served as the Chair of Webedia from March 2023 to October 2024 and began serving as Chair again in March 2025 until May 2025, but retained her position as director. Ms. Morali was the co-founder and Managing Director of Fimalac from 1990 until 2007, has served as Director of Development and Vice Chair of the Executive Committee since 2018 and has served on the board since 1991. She also served as the Chief Executive Officer of Chanel France, a luxury fashion company, in 2007. Ms. Morali has served as Director of Interparfums SA from 2023 until July 2025, as Director of Lagardère SA since 2021, as Director of Edmond de Rothschild ("EdR") SA (Switzerland) since 2020 and as Member of the Supervisory Board of EdR SA (France) since 2009. She previously served as a board member of Tesco PLC from 2000 until 2015, Coca Cola European Partners from 2012 until 2018, Alcatel until 2015 and SNCF from 2015 until 2017. Ms. Morali is the Chair of Force Femmes, a non-profit association she co-founded in 2005. She served as President of the "Women's Forum" from 2011 to 2014. She holds a Master's degree in Business Law and graduated from the Institut d'Etudes Politiques de Paris and ESCP Business School. She served in Ecole Nationale d'Administration as a civil servant and spent four years at the Ministry of Finance in the "Inspection Generale des Finances" from 1986 until 1990.

Shuky Sheffer is a director and has been our President and Chief Executive Officer since October 1, 2018. Mr. Sheffer previously served as Senior Vice President and President of the Global Business Group from October 2013 to September 30, 2018. Mr. Sheffer served as Chief Executive Officer of Retalix Ltd., a global software company, from 2009 until its acquisition by NCR Corporation in 2013. Following the acquisition, he served as a General Manager of Retalix through September 2013. From 1986 to 2009, Mr. Sheffer served at various managerial positions at Amdocs, most recently as President of the Emerging Markets Divisions.

Tamar Rapaport-Dagim has been our Chief Financial Officer since 2007, and our Chief Operating Officer since October 1, 2018. Ms. Rapaport-Dagim is also the chair of several executive committees of Amdocs and a member of all of them. From 2004 until 2007, Ms. Rapaport-Dagim served as our Vice President of Finance. In August 2025, Ms. Rapaport-Dagim was appointed as a board member of Similarweb Ltd. (NYSE: SMWB), a leading digital data and market intelligence company. Prior to joining Amdocs, from 2000 to 2004, Ms. Rapaport-Dagim was the Chief Financial Officer of Emblaze, a provider of multimedia solutions over wireless and IP networks. She has also served as controller of Teledata Networks (formerly a subsidiary of ADC Telecommunications) and has held various finance management positions in public accounting.

Rajat Raheja has been our Division President for India operations since February 2016. Mr. Raheja has close to 25 years of experience and most recently served as Director, Global Services at Deloitte Consulting. Prior to joining Amdocs, Mr. Raheja held leadership positions in Deloitte Consulting, Arthur Andersen, PricewaterhouseCoopers and Tata Telecom.

Matthew Smith has been Secretary of Amdocs Limited since January 2015. Mr. Smith joined Amdocs in October 2012 as Director of Investor Relations and has been Head of Investor Relations since January 2014. Prior to joining Amdocs, from April 2006 to August 2012, Mr. Smith was a research director at A.I. Capital Management, a hedge fund, where he covered many sectors, including the technology sub-sectors of IT hardware, semiconductors, software and IT services. From April 2001 to April 2006, Mr. Smith was an equity analyst at CIBC World Markets (now Oppenheimer Co.).

Compensation

During fiscal year 2025, each of our directors who was not our employee, or Non-Employee Directors, who served during the year, received compensation for their services as directors in the form of cash and restricted shares. Each Non-Employee Director received an annual cash payment of $80,000. Each member of our Audit Committee who is a Non-Employee Director and who is not the chairman of such committee received an annual cash payment of $30,000. Each member of our Management Resources and Compensation Committee who is a Non-Employee Director and who is not a committee chairman received an annual cash payment of $20,000. Each member of our Nominating and Corporate Governance and Technology and Innovation Committees who is a Non-Employee Director and who is not a committee chairman received an annual cash payment of $15,000. The Chairman of our Audit Committee received an annual cash payment of $42,500 and the Chairman of our Management Resources and Compensation Committee received an annual cash payment of $32,500. The Chairmen of our Nominating and Corporate Governance and Technology and Innovation Committees each received an annual cash payment of $27,500. Each Non-Employee Director received an annual grant of restricted shares at a total value of $255,000. The Chairman of the Board of Directors received an additional annual amount equal to $200,000 awarded in the form of restricted shares. The restricted share awards to our Non-Employee Directors vest quarterly. The price per share for the purpose of determining the value of the grants to our Non-Employee Directors was the Nasdaq closing price of our shares on the last trading day preceding the grant date.

We enforce stock ownership guidelines that capture the Board of Directors and executive management population, requiring each to comply with benchmark equity holdings at all times (to be achieved over 5 years). The policy includes the following holding guidelines:

- Board of Directors – 6X over annual cash retainer

- CEO – 6X over annual base salary

- CFO / COO and top executives – 2X-4X over annual base salary

We also reimburse all of our Non-Employee Directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings and for other reasonable expenses incurred while executing their responsibilities as directors. Cash and equity compensation paid to our Non-Employee Directors may be prorated for partial-year service.

A total of 13 persons who served either as directors or officers of Amdocs during all or part of fiscal year 2025 received remuneration from Amdocs. The aggregate remuneration paid or accrued by us to such persons in fiscal year 2025 was approximately $6.0 million, compared to $5.9 million and $6.3 million in fiscal year 2024 and fiscal year 2023, respectively, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. During fiscal year 2025, we granted to such persons an aggregate of 262,274 restricted shares typically subject to three- to four-year vesting and, often times, achievement of certain performance thresholds, and in the case of our directors, subject to quarterly vesting. In addition, we granted options to purchase an aggregate of 81,520 ordinary shares having an exercise price of $92.00 per share expiring seven years from the grant date, with vesting subject to the achievement of certain performance thresholds over a nearly two years performance period. All restricted share awards and options were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below — "Share Ownership — Employee Stock Option and Incentive Plan."

The following table summarizes our compensation philosophy for our directors and executive management — "What we do?" and "What we don't do?":

What we do?	What we don't do?
✓ We seek to provide an appropriate mix of short and long-term incentives	✓ No minimum guaranteed vesting for performance-based equity awards
✓ We target at least 50-70% of executive management compensation to be performance-contingent	✓ No guaranteed performance bonuses
✓ We strive to align executive management compensation with shareholder return through equity incentive awards	✓ No executive contracts with multi-year guaranteed salary increases or nonperformance bonus arrangements
✓ We set performance objectives, which we believe will drive shareholder returns	✓ No loans to executives or directors
✓ We use a combination of performance metrics, such as total shareholder return (TSR), earnings per share (EPS) and revenue growth, to ensure that no single measure affects compensation disproportionately	
✓ We generally subject equity grants to vesting periods of three to four years to motivate long-term performance, align the interests of executive management and shareholders and provide an incentive for retention	
✓ We established stock ownership requirements for executive management and non-employee directors	
✓ We include a clawback policy for cash and equity incentive awards beyond those required under SEC and Nasdaq rules	

Board Practices

Ten directors currently serve on our Board of Directors, nine of whom were elected at our annual general meeting of shareholders on January 31, 2025, and one director, Ms. Véronique Morali, was appointed by the Board of Directors in May 2025. All directors hold office until the next annual general meeting of shareholders, which generally is in January or February of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. In August 2017, the Board of Directors established a mandatory retirement age of 73 for directors. No person of or over the age of 73 years shall be nominated or elected to start a new term as director, unless the Chairman of the Board of Directors recommends to the Board of Directors, and the Board of Directors determines, to waive the retirement age for a specific director in exceptional circumstances. Once the waiver is granted, it must be renewed annually for it to stay in effect. In November 2025, Mr. de la Vega and Mr. Minicucci were granted a one-year waivers to continue as directors past the age of 73 years and until the annual general meeting of shareholders in 2027 in light of the circumstances presented to the Board of Directors, including their exceptional industry experience and value to the Board, as well as the current global business and market environment. Other than the employment agreement between us and our President and Chief Executive Officer, which provides for immediate cash severance upon termination of employment, there are currently no service contracts in effect between us and any of our directors providing for immediate cash severance upon termination of their employment.

Board Committees

Our Board of Directors maintains four committees as set forth below. Members of each committee are appointed by the Board of Directors.

The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of the annual audits, fees to be paid to, and the performance of, such public accounting firm, and assists with the Board of Directors' oversight of our accounting practices, financial statement integrity and compliance with legal and regulatory requirements, including establishing and maintaining adequate internal control over financial reporting, risk assessment and risk management. The current members of our Audit Committee are Mr. Gardner (Chair), Mr. Minicucci and Ms. Davis, all of whom are independent directors, as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Board of Directors has determined that each of Mr. Gardner and Ms. Davis is an "audit committee financial expert" as defined by rules promulgated by the SEC, and that each member of the Audit Committee is financially literate as required by the rules of Nasdaq. In particular, we believe that the professional experiences of Mr. Gardner, Mr. Minicucci and Ms. Davis provide important insights into their work on the Audit Committee. For example, we believe Mr. Gardner's extensive experience as an accountant, technology investment banker and chief financial officer enables him to make valuable contributions to the Committee. In addition, we believe that Mr. Minicucci's experience as chief financial officer to a public company and treasurer of another public company have provided him with strong business acumen and strategic and financial expertise that benefits the Committee. We also believe Ms. Davis's extensive executive experience with Loblaw and her myriad roles in finance and accounting, along with her experience as a director of other public companies, position her to make valuable contributions to the Committee. The Audit Committee written charter is available on our website at *www.amdocs.com.*

The Nominating and Corporate Governance Committee identifies individuals qualified to become members of our Board of Directors, recommends to the Board of Directors the persons to be nominated for election as directors at the annual general meeting of shareholders, develops and makes recommendations to the Board of Directors regarding our corporate governance principles, oversees the evaluations of our Board of Directors and reviews and recommends compensation (including equity-based compensation) for our directors. The current members of the Nominating and Corporate Governance Committee are Messrs. Minicucci (Chair), Genish and MacDonald, all of whom are independent directors, as required by the Nasdaq listing standards, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Nominating and Corporate Governance Committee written charter is available on our website at *www.amdocs.com*. The Nominating and Corporate Governance Committee has approved corporate governance guidelines that are also available on our website at *www.amdocs.com*.

The Management Resources and Compensation Committee discharges the responsibilities of our Board of Directors relating to the compensation of the Chief Executive Officer of Amdocs Management Limited, makes recommendations to our Board of Directors with respect to the compensation of our other executive officers and oversees management succession planning for the executive officers of the Company. The current members of our Management Resources and Compensation Committee are Messrs. de la Vega (Chair), Minicucci and MacDonald, all of whom are independent directors, as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors. Amongst its responsibilities, the Management Resources and Compensation Committee:

- retains, on an annual basis, an independent compensation consultant to assist in its evaluation of executive compensation according to industry benchmarks and best practice;

- periodically reviews the relevant peer groups used for compensation benchmarks;

- periodically reviews the implementation of our compensation philosophy and programs;

- administers our 1998 Stock Option and Incentive Plan, as amended, our 2023 Employee Share Purchase Plan and any other stock option or equity incentive plans in accordance with their terms; and

- oversees the administration of our clawback policies with respect to executive compensation, in line with its charter, including as required pursuant to SEC and Nasdaq rules.

The Management Resources and Compensation Committee written charter is available on our website at *www.amdocs.com*.

The Technology and Innovation Committee was established to assist the Board of Directors in reviewing our technological development, opportunities and innovation, in connection with the current and future business and markets. The current members of our Technology and Innovation Committee are Mr. MacDonald (Chair), Mr. Gelman, Mr. Genish and Ms. Kanouff.

Our non-employee directors receive no compensation from us, except in connection with their membership on the Board of Directors and its committees as described above regarding Non-Employee Directors under "— Compensation."

Workforce Personnel

The following table presents the approximate average number of our workforce for each of the fiscal years indicated, by function and by geographical location (in each of which we operate at multiple sites):

	Fiscal Year,		
	2025	2024	2023
Software and Information Technology, Sales and Marketing			
Americas	4,778	5,480	6,112
EMEA	5,488	6,000	6,353
APAC	15,226	15,958	16,530
	25,492	27,438	28,995
Management and Administration	1,477	1,620	1,700
Total Workforce	26,969	29,058	30,695

As a company with global operations, we are required to comply with various labor and immigration laws throughout the world. Our employees in certain countries of Europe, and to a limited extent in Canada, Chile and Brazil, are protected by mandatory collective bargaining agreements. To date, compliance with such laws has not been a material burden for us. As the number of our employees increases over time in specific countries, our compliance with such regulations could become more burdensome.

Our principal operating subsidiaries are not party to any collective bargaining agreements. However, our Israeli subsidiaries are subject to certain provisions of general extension orders issued by the Israeli Ministry of Labor and Welfare which derive from various labor related statutes. The most significant of these provisions provide for mandatory pension benefits and wage adjustments in relation to increases in the consumer price index, or CPI. The amount and frequency of these adjustments are modified from time to time.

A small number of our employees in Canada, our employees in Brazil and our employees in Chile have union representation. We have a works council body in the Netherlands and Germany which represents the employees (in Germany, only part of the employees are represented), and with which we work closely to ensure compliance with the applicable local law. We also have an employee representative body in France, Finland and Indonesia.

In the past, Israeli labor unions made efforts to organize workers at companies with significant operations in Israel, including several companies in the technology sector. In addition, a national union and a group of our employees had attempted to secure the approval of the minimum number of employees needed for union certification with respect to our employees in Israel. While these efforts have not resulted in either group being recognized as a representative union, we cannot be certain there will be no such efforts in the future. In the event an organization is recognized as a representative union for our employees in Israel, we would be required to enter into negotiations to implement a collective bargaining agreement. See "Risk Factors — *The skilled and highly qualified workforce that we need to develop, implement and modify our solutions may be difficult to hire, train and retain, and we could face increased costs to attract and retain our skilled workforce*."

We consider our relationship with our employees to be good and have never experienced an organized labor dispute, strike or work stoppage.

Share Ownership

Security Ownership of Directors and Senior Management and Certain Key Employees

As of December 2, 2025, the aggregate number of our ordinary shares beneficially owned by our directors and executive officers was 2,202,257 shares. As of December 2, 2025, none of our directors or members of senior management beneficially owned 1% or more of our outstanding ordinary shares.

Beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

Stock Option and Incentive Plan

Our Board of Directors adopted, and our shareholders approved, our 1998 Stock Option and Incentive Plan, as amended, which we refer to as the Equity Incentive Plan, pursuant to which up to 73,550,000 of our ordinary shares may be issued. On January 31, 2025, our shareholders approved an extension of the term of the Equity Incentive Plan to January 31, 2035.

The Equity Incentive Plan provides for the grant of restricted shares, stock options and other stock-based awards to our directors, officers, employees and consultants. The purpose of the Equity Incentive Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. As of September 30, 2025, of the 73,550,000 ordinary shares available for issuance under the Equity Incentive Plan, 67,731,010 ordinary shares had been issued as a result of option exercises and restricted share issuances, 1,538,557 ordinary shares reserved for issuance upon exercise of stock options and vesting of restricted stock units granted under our Equity Incentive Plan and 4,280,433 ordinary shares available for future grants, subject to a sublimit applicable to the award of restricted shares or awards denominated in stock units. As of December 2, 2025, there were outstanding options to purchase an aggregate of 893,282 ordinary shares at exercise prices ranging from $54.74 to $92.00 per share and 627,112 shares are subject to outstanding restricted stock units.

The Equity Incentive Plan is administered by a committee of our Board of Directors, which determines the terms of awards for directors, employees and consultants as well as the manner in which awards may be made subject to the terms of the Equity Incentive Plan. The Board of Directors may amend or terminate the Equity Incentive Plan, provided that shareholder approval is required to increase the number of ordinary shares available under the Equity Incentive Plan, to materially increase the benefits accruing to participants, to change the class of employees eligible for participation, to decrease the basis upon which the minimum exercise price of options is determined or to extend the period in which awards may be granted or to grant an option that is exercisable for more than ten years. Ordinary shares subject to restricted stock awards are subject to certain restrictions on sale, transfer or hypothecation. Under its terms, no awards may be granted pursuant to the Equity Incentive Plan after January 31, 2035.

2023 Employee Share Purchase Plan

Our Board of Directors adopted, and our shareholders approved at our annual general meeting of shareholders on January 27, 2023, the Amdocs Limited 2023 Employee Share Purchase Plan, or the ESPP, which became effective upon the filing of a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission on February 13, 2023. The maximum number of our ordinary shares that currently may be issued under the ESPP cannot exceed in the aggregate 2,400,000 ordinary shares. As of September 30, 2025, we had issued 1,027,436 ordinary shares under the ESPP and 1,372,564 ordinary shares remained available for issuance.

In November 2025, our Board of Directors approved, subject to approval by our shareholders, an amendment to the ESPP. If approved by our shareholders at the 2026 annual general meeting of shareholders, the amendment to the ESPP will increase the maximum number of our ordinary shares that may be issued under the ESPP by 2,200,000 ordinary shares, which shares will be registered on a Form S-8 Registration Statement filed with the U.S. Securities and Exchange Commission. There are no other proposed amendments or changes to the ESPP.

The ESPP is administered by the Management Resources and Compensation Committee of our Board of Directors and provides eligible employees of Amdocs and its participating subsidiaries with an opportunity to acquire a proprietary interest in our Company through the purchase of ordinary shares. The ESPP includes both a "423 Component," which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended, or the Code, and a "Non-423 Component," which is not intended to qualify as such. Under the ESPP, participants have the right to purchase ordinary shares at the end of each purchase period under the ESPP based on their accumulated payroll deductions during the purchase period of a specified percentage of eligible compensation up to 10% (subject to a limitation to accrue the right to purchase ordinary shares up to twenty-five thousand dollars in any calendar year). Each purchase period under the ESPP lasts six months in duration, and the purchase price per ordinary share equals the lesser of 85% of the fair market value of our ordinary shares at either the beginning of the purchase period or the end of the purchase period.

The Management Resources and Compensation Committee may amend the ESPP at any time in its discretion, except that shareholder approval will be required for any amendment to increase the number of ordinary shares available under the ESPP or to make any other change that would require shareholder approval in order for the ESPP to qualify as an "employee stock purchase plan" under Section 423 of the Code. The ESPP may be terminated at any time by our Board of Directors.

Disclosure of Any Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Amdocs Executive Officer Compensation Recoupment Policy during the fiscal year ended September 30, 2025.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of December 2, 2025 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 107,949,539 ordinary shares outstanding as of December 2, 2025, net of shares held in treasury. Information concerning shareholders other than our directors and officers is based on periodic public filings made by such shareholders and may not necessarily be accurate as of December 2, 2025. None of our major shareholders have voting rights that are different from those of any other shareholder.

Name	Shares Beneficially Owned	Percentage Ownership
FMR LLC(1)	17,510,389	16.2%
Pzena Investment Management LLC(2)	6,482,552	6.0%
All directors and officers as a group (13 persons)(3)	2,202,257	2.0%

---

(1)   Based on a Schedule 13G/A filed by FMR LLC, or FMR, with the SEC on February 9, 2024, as of December 29, 2023, FMR had sole power to vote or direct the vote over 15,622,881 shares and sole power to dispose or direct the disposition of 17,510,389 shares. Abigail P. Johnson is a Director, the Chairman of FMR and the Chief Executive Officer of FMR. Members of the Johnson family, including Abigail P. Johnson, directly or through trusts, own approximately 49% of the voting power of FMR. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210.

(2)   Based on a Schedule 13G filed by Pzena Investment Management LLC with the SEC on October 21, 2024, as of September 30, 2024, Pzena Investment Management LLC had sole power to vote or direct the vote over 4,401,835 shares and sole power to dispose or direct the disposition of 6,482,552 shares. The address of Pzena Investment Management LLC is 320 Park Avenue, 8th Floor, New York, New York 10022.

(3)   Includes options held by such directors and executive officers that are exercisable within 60 days after December 2, 2025. As of such date, none of our directors or executive officers beneficially owned 1% or more of our outstanding ordinary shares.

As of September 30, 2025, our ordinary shares were held by 3,829 record holders. Based on a review of the information provided to us by our transfer agent, 1,558 record holders, including Cede & Co., the nominee of The Depository Trust Company, holding approximately 99% of our outstanding ordinary shares held of record, were residents of the United States.

Related Party Transactions

None.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Please see "Financial Statements" for our audited Consolidated Financial Statements and Financial Statement Schedule filed as part of this Annual Report.

Legal Proceedings

We are involved in various legal claims and proceedings arising in the normal course of our business. We accrue for a loss contingency when we determine that it is probable, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, we believe that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on our financial position, results of operations or cash flows.

Dividend Policy

Please refer to "Liquidity and Capital Resources — Cash Dividends" for a discussion of our dividend policy.

ITEM 9. THE OFFER AND LISTING

Our ordinary shares have been listed on the Nasdaq Global Select Market since December 20, 2013 under the symbol "DOX." Prior to December 20, 2013, our ordinary shares traded on the New York Stock Exchange under the same symbol.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Incorporation

Amdocs Limited is registered as a company with limited liability pursuant to the laws of the Island of Guernsey with company number 19528 and whose registered office situated at Hirzel House, Smith Street, St Peter Port, Guernsey, GY1 2NG. The telephone number at that location is +44-1481-728444.

Our Memorandum of Incorporation, or the Memorandum, provides that the objects and powers of Amdocs Limited are not restricted and our Articles of Incorporation, or the Articles, provide that our business is to engage in any lawful act or activity for which companies may be organized under the Companies (Guernsey) Law, 2008, as amended, or the Companies Law.

The Articles grant the Board of Directors all the powers necessary for managing, directing and supervising the management of the business and affairs of Amdocs Limited.

Article 70(1) of the Articles provides that a director may hold any other office or position with another entity or organization and may not be disqualified from his or her position as director of Amdocs due to the existence of a contract or arrangement, the counterparty of which is such other entity or organization. Further, such contract or arrangement will not be voided nor will such interested director be liable to us for any profit realized through any such contract or arrangement entered into in accordance with the terms of the Company's related party policies and procedures. Article 71(1) of the Articles provides that the directors shall be paid out of the funds of Amdocs Limited by way of fees such sums as the Board shall reasonably determine. Article 73 of the Articles provides that directors may exercise all the powers of Amdocs Limited to borrow money, and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and to issue securities whether outright or as security for any debt, liability or obligation of Amdocs Limited for any third party. Such borrowing powers can only be altered through an amendment to the Articles by special resolution. Our Memorandum and Articles do not impose a requirement on the directors to own shares of Amdocs Limited in order to serve as directors; however, the Board of Directors has adopted guidelines for minimum share ownership by the directors.

The Board of Directors is authorized to issue a maximum of (i) 25,000,000 preferred shares and (ii) 700,000,000 ordinary shares, consisting of voting and non-voting ordinary shares without further shareholder approval. As of September 30, 2025, 108,448,276 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares are set out in the Memorandum and Articles and are as follows:

Preferred Shares

- *Issue* — The preferred shares may be issued from time to time in one or more series of any number of shares up to the amount authorized.

- *Authorization to Issue Preferred Shares* — Authority is vested in the directors from time to time to authorize the issue of one or more series of preferred shares and to provide for the designations, powers, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereon.

- *Relative Rights* — All shares of any one series of preferred shares must be identical with each other in all respects, except that shares of any one series issued at different times may differ as to the dates from which dividends shall accrue.

- *Liquidation* — In the event of any liquidation, dissolution or winding-up of Amdocs Limited, the holders of preferred shares are entitled to a preference with respect to payment over the holders of any shares ranking junior to the preferred in liquidation at the rate fixed in any resolution or resolutions adopted by the directors in such case plus an amount equal to all dividends accumulated to the date of final distribution to such holders. Except as provided in the resolution or resolutions providing for the issue of any series of preferred shares, the holders of preferred shares are entitled to no further payment. If upon any liquidation our assets are insufficient to pay in full the amount stated above, then such assets shall be distributed among the holders of preferred shares ratably in accordance with the respective amount such holder would have received if all amounts had been paid in full.

- *Voting Rights* — Except as otherwise provided for by the directors upon the issue of any new series of preferred shares, the holders of preferred shares have no right or power to vote on any question or in any proceeding or to be represented at, or to receive notice of, any meeting of shareholders.

Ordinary Shares and Non-Voting Ordinary Shares

Except as otherwise provided by the Memorandum and Articles, the ordinary shares and non-voting ordinary shares are identical and entitle holders thereof to the same rights and privileges.

- *Dividends* — When and as dividends are declared on our shares, the holders of voting ordinary shares and non-voting shares are entitled to share equally, share for share, in such dividends except that if dividends are declared that are payable in voting ordinary shares or non-voting ordinary shares, dividends must be declared that are payable at the same rate in both classes of shares.

- *Conversion of Non-Voting Ordinary Shares into Voting Ordinary Shares* — Upon the transfer of non-voting ordinary shares from the original holder thereof to any third party not affiliated with such original holder, non-voting ordinary shares are redesignated in our books as voting ordinary shares and automatically convert into the same number of voting ordinary shares.

- *Liquidation* — Upon any liquidation, dissolution or winding-up, any assets remaining after creditors and the holders of any preferred shares have been paid in full shall be distributed to the holders of voting ordinary shares and non-voting ordinary shares equally share for share.

- *Voting Rights* — The holders of voting ordinary shares are entitled to vote on all matters to be voted on by the shareholders, and the holders of non-voting ordinary shares are not entitled to any voting rights.

- *Preferences* — The voting ordinary shares and non-voting ordinary shares are subject to all the powers, rights, privileges, preferences and priorities of the preferred shares as are set out in the Articles.

As regards both preferred shares and voting and non-voting ordinary shares, we have the power to purchase any of our own shares, whether or not they are redeemable and may make a payment out of capital for such purchase. If we repurchase shares off market, the repurchase must be approved by ordinary resolution of our shareholders. If we are making a market acquisition of our own shares, the acquisition must be approved by an ordinary resolution of our shareholders. In practice, we expect that we would continue to effect any future repurchases of our ordinary shares through our subsidiaries.

The Articles now provide that our directors, officers and other agents will be indemnified by us from and against all liabilities to Amdocs Limited or third parties (including our shareholders) sustained in connection with their performance of their duties, except to the extent prohibited by the Companies Law. Under the Companies Law, Amdocs Limited may not indemnify a director for certain excluded liabilities, which are:

- fines imposed in criminal proceedings;

- regulatory fines;

- expenses incurred in defending criminal proceedings resulting in a conviction;

- expenses incurred in defending civil proceedings brought by Amdocs Limited or an affiliated company in which judgment is rendered against the director; and

- expenses incurred in unsuccessfully seeking judicial relief from claims of a breach of duty.

In addition to the excluded liabilities listed above, directors may also not be indemnified by us for liabilities to us or any of our subsidiaries arising out of negligence, default, breach of duty or breach of trust of a director in relation to us or any of our subsidiaries. The Companies Law authorizes Guernsey companies to purchase insurance against such liabilities to companies or to third parties for the benefit of directors. We currently maintain such insurance. Judicial relief is available for an officer charged with a neglect of duty if the court determines that such person acted honestly and reasonably, having regard to all the circumstances of the case.

There are no provisions in the Memorandum or Articles that provide for a classified board of directors or for cumulative voting for directors.

If the share capital is divided into different classes of shares, Article 11 of the Articles provides that the rights attached to any class of shares (unless otherwise provided by the terms of issue) may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution of the holders of the shares of that class.

A special resolution is defined by the Companies Law as being a resolution passed by a majority of shareholders representing not less than 75% of the total voting rights of the shareholders present in person or by proxy.

Rather than attend general or special meetings of our shareholders, shareholders may confer voting authority by proxy to be represented at such meetings. Generally speaking, proxies will not be counted as voting in respect of any matter as to which abstention is indicated, but abstentions will be counted as ordinary shares that are present for purposes of determining whether a quorum is present at a general or special meeting. Nominees who are members of NYSE and who, as brokers, hold ordinary shares in "street name" for customers have, by NYSE rules, the authority to vote on certain items in the absence of instructions from their customers, the beneficial owners of the ordinary shares. If such nominees or brokers indicate that they do not have authority to vote shares as to a particular matter, we will not count those votes in favor of such matter; however, such "broker non-votes" will be counted as ordinary shares that are present for purposes of determining whether a quorum is present.

Provisions in respect of the holding of general meetings and extraordinary general meetings are set out at Articles 22-41 of the Articles. The Articles provide that an annual general meeting must be held once in every calendar year (provided that not more than 15 months have elapsed since the last such meeting) at such time and place as the directors appoint. The shareholders of the Company may waive the requirement to hold an annual general meeting in accordance with the Companies Law. The directors may, whenever they deem fit, convene an extraordinary general meeting. General meetings may be convened by any shareholders holding more than 10% in the aggregate of Amdocs Limited's share capital. Shareholders may participate in general meetings by video link, telephone conference call or other electronic or telephonic means of communication.

A minimum of ten days' written notice is required in connection with an annual general meeting and a minimum of 14 days' written notice is required for an extraordinary general meeting, although a general meeting may be called by shorter notice if all shareholders entitled to attend and vote agree. The notice shall specify the place, the day and the hour of the meeting, and in the case of any special business, the general nature of that business and details of any special resolutions, waiver resolutions or unanimous resolutions being proposed at the meeting. The notice must be sent to every shareholder and every director and may be published on a website.

At general meetings, the Chairman of the Board may choose whether a resolution put to a vote shall be decided by a show of hands or by a poll. However, a poll may be demanded by not less than five shareholders having the right to vote on the resolution or by shareholders representing not less than 10% of the total voting rights of all shareholders having the right to vote on the resolution.

A shareholder is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote at a meeting of Amdocs Limited.

Amdocs Limited may pass resolutions by way of written resolution.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities.

There are no provisions in the Memorandum or Articles that would have the effect of delaying, deferring or preventing a change in control of Amdocs Limited or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries).

There are no provisions in the Memorandum or Articles governing the ownership threshold above which our shareholder ownership must be disclosed. U.S. federal law, however, requires that all directors, executive officers and holders of 10% or more of the stock of a company that has a class of stock registered under the Securities Exchange Act of 1934, as amended (other than a foreign private issuer, such as Amdocs Limited), disclose such ownership. In addition, holders of more than 5% of a registered equity security of a company (including a foreign private issuer) must disclose such ownership.

The directors may reduce our share capital or any other capital subject to us satisfying the solvency requirements set out in the Companies Law.

Material Contracts

In July 2024, we entered into a Fourth Amended and Restated Credit Agreement among us, certain of our subsidiaries, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, providing for an unsecured $500 million five-year revolving credit facility with a syndicate of banks (the "Fourth Amended and Restated Credit Agreement"). The facility is available for general corporate purposes, including acquisitions and repurchases of our ordinary shares that we may consider from time to time, and has a maturity date in July 2029. The Fourth Amended and Restated Credit Agreement replaces our Third Amended and Restated Credit Agreement, dated as of March 19, 2021 (as amended by that certain Amendment No. 1, dated as of November 23, 2021, and by that certain Amendment No. 2, dated as of June 20, 2023), by and among us, certain of our subsidiaries, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and J.P. Morgan Europe Limited, as London agent. A copy of the Fourth Amended and Restated Credit Agreement is included as Exhibit 4.c to this Annual Report.

In October 2021, we entered into a Restated and Amended Master Services and Software License Agreement with AT&T Services, Inc., as amended, which amends and restates the Master Services Agreement, as amended, that we entered into with AT&T

Services, Inc. in February 2017. The agreement, as amended, provides that Amdocs will provide software and services to AT&T as specified therein and remains in effect until December 31, 2029. A copy of the Restated and Amended Master Services and Software License Agreement, as amended, is included as Exhibits 4.a and 4.a(1) – 4.a(8) to this Annual Report.

In the past two years, we have not entered into any material contracts other than contracts entered into in the ordinary course of our business or as described in this Annual Report.

Taxation

Taxation of the Company

The following is a summary of certain material tax considerations relating to Amdocs and our subsidiaries. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General

Our effective tax rate was 18.1% for fiscal year 2025, compared to 16.0% for fiscal year 2024 and 14.7% for fiscal year 2023.

Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period and there can be no assurance that our effective tax rate will not change over time as a result of a change in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate. Moreover, our effective tax rate in future years may be adversely affected in the event that a tax authority challenges the manner in which items of income and expense are allocated among us and our subsidiaries. In addition, we and certain of our subsidiaries benefit from certain special tax benefits. The loss of any such tax benefits (including as a result of the implementation by certain countries in which we operate of the rules prescribed under the so called "Pillar 2" project initiated by the OECD) could have an adverse effect on our effective tax rate.

Certain Guernsey Tax Considerations

Tax legislation in Guernsey subjects us to the standard rate of corporate income tax for a Guernsey resident company of zero percent. Effective for annual accounting periods beginning on or after January 1, 2025, Guernsey has enacted a Qualified Domestic Minimum Top-Up Tax (QDMTT) aligned with the OECD/G20 Pillar Two GloBE rules. Accordingly, beginning with our accounting period commencing October 1, 2025, the QDMTT applies to our Guernsey entity and, depending on our group's scope under the GloBE rules and our jurisdictional effective tax rate as computed under those rules, may result in a Guernsey top-up tax so that covered profits are taxed at a minimum effective rate of 15%. The ultimate impact will depend on our facts, the application of any exclusions or safe harbors, and future guidance or legislative changes.

Certain Indian Tax Considerations

Through subsidiaries, we operate development centers and a business processing operations center in India. In 2025, the corporate tax rate applicable in India on trading activities was 34.94% for development center and reduced corporate tax at 27.82% for business processing operations having gross turnover up to a prescribed threshold. Until March 31, 2023, our main subsidiary in India operated under specific favorable tax entitlements based upon pre-approved information technology-related services activity. As a result, these activities were entitled to considerable corporate income tax concessions on eligible profits from export of services derived from such pre-approved information technology activity, provided our subsidiary continued to meet the conditions required for such tax benefits, including the condition of operating the business from a specified regulatory zone. From April 1, 2023, our subsidiary has stopped operating from the specified regulatory zone and accordingly, our subsidiary has stopped being entitled to the corporate income tax concessions from such date (i.e., April 1, 2023).

During the years 2016–2017, our main subsidiary in India changed its corporate legal structure from a private limited company (PLC) to a limited liability partnership (LLP) through conversion by process of law effective February 28, 2017. Thereafter, all rights and liabilities of the PLC under agreements are vested in the LLP by operation of law.

As of April 1, 2011, the Minimum Alternative Tax, or MAT, became applicable to all of our PLC Indian operations. The MAT is levied on book profits at the effective rate of 17.48% and can be carried forward for 15 years to be credited against corporate income taxes. As for the LLP, as a result of the conversion certain accumulated tax credits are not available to be set off against future income of the LLP; however, for LLP the Alternative Minimum Tax, or AMT, provisions are applicable such that LLPs are subject to AMT at a rate of 21.55% on adjusted total income (income as computed under the normal provisions, increased by prescribed adjustments) if tax on income under normal provisions is lower than the AMT, and can be carried forward for 15 years.

In March 2023, our main subsidiary also signed an Advance Pricing Agreement (APA) with the tax authorities in India covering the periods April 1, 2017 to March 31, 2027. As a result, our certainty with respect to the transfer pricing model applied by our main Indian subsidiary has significantly increased.

Further, in 2018 a new operation was commenced in another subsidiary in India with effect from May 1, 2018. The activity conducted by this entity is generally entitled to a 100% reduction on its corporate income tax for the first five years of operation and a 50% reduction for the following five years. MAT is levied on book profits at an effective rate of 16.69% and can be carried forward for 15 years to be credited against corporate income taxes.

Certain Israeli Tax Considerations

Our primary Israeli subsidiary, Amdocs (Israel) Limited, operates one of our largest development centers. Discussed below are certain Israeli tax considerations relating to this subsidiary.

General Corporate Taxation in Israel. The general corporate tax rate on taxable income is 23%. However, the effective tax rate applicable to the taxable income of an Israeli company that is eligible for tax benefits by virtue of the Law for the Encouragement of Capital Investments, 1959 (the "Encouragement Law") may be considerably lower.

Tax Benefits – Law for the Encouragement of Capital Investments, 1959

Since calendar year 2021, our primary Israeli subsidiary has availed itself of tax benefits under the "Preferred Technological Enterprise" regime, which has become available as a result of an amendment, in 2017 to the Encouragement Law.

Amendment 73 to the Encouragement Law, which came into effect on January 1, 2017, was followed by regulations promulgated on May 28, 2017, which incorporated the "Nexus Principles," based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project, into Israeli law. The OECD has since then confirmed that the regime adopted by Israel is "not harmful."

The new incentives regime applies to "Preferred Technological Enterprises" that meet certain conditions. A key condition for the application of the benefits pursuant to the Preferred Technological Enterprise regime is the ownership of "Qualifying IP."

The corporate tax rate applicable to the Preferred Technological Income generated by a Special Preferred Technological Enterprise (companies that qualify as a Preferred Technological Enterprise and which are part of a group with annual consolidated revenue in excess of NIS 10 billion — approximately U.S. $3 billion at the exchange rate as of the last day of fiscal year 2025) is 6%. The reduced tax rate applies only with respect to the taxable income attributable to the portion of intellectual property developed in Israel. The Preferred Technological Income is calculated for each tax year by applying the "Nexus" formula as detailed in Israeli regulations.

In 2021, our primary Israeli subsidiary elected for the first time to apply the Special Preferred Technological Enterprise regime to its activities. Accordingly, our primary Israeli subsidiary will be eligible for the benefits of the Preferred Technological Enterprise regime to the extent of its Preferred Technological Income for the tax (calendar) year 2021 and for any subsequent tax year in which it meets the conditions stipulated in the Encouragement Law. Provided that the consolidated annual turnover of the group continues to be in excess of the NIS 10 billion threshold (as has been the case in recent years), we expect that our primary Israeli subsidiary will qualify as a Special Preferred Technological Enterprise also in tax year 2025 and in future years and, as a result, its Preferred Technological Income will be taxed at a rate of 6%. However, there can be no assurance that this beneficial tax treatment will apply in any future year (for example, as a result of a change in law, including pursuant to the adoption by Israel of the Pillar 2 rules under the OECD's BEPS project. The Israeli Ministry of Finance has recently circulated draft legislation per which it is intended that the Pillar 2 rules would be implemented for taxable periods beginning on or after January 1, 2026. Any taxable income generated by our primary Israeli subsidiary, other than income qualified under the Preferred Technological Enterprise regime, will be taxed at the regular corporate tax rate of 23%.

Dividends

The withholding tax on dividends paid to a foreign parent company holding at least 90% of the shares of the distributing company, out of earnings that are eligible for the reduced corporate tax rate under the Preferred Technological Enterprise regime (in our case, 6%) is 4%. Dividends paid out of taxable income derived under the tax regime that applied to our primary Israeli subsidiary until December 31, 2020 (the "Approved Enterprise") are subject to withholding tax at a reduced rate (15%, compared with the general rate of 30%). If a dividend is paid by our primary Israeli subsidiary out of such "old" earnings, the law requires us to prorate the dividend such that a portion of the dividend would be attributed to Approved Enterprise earnings whereas a portion would be attributed to "regular" earnings. As such, we expect the weighted average withholding tax rate applicable to such dividends, if and when distributed, to be approximately 20%.

Taxation of Holders of Ordinary Shares

Certain Guernsey Tax Considerations

Under the laws of Guernsey as currently in effect, a holder of our ordinary shares who is not a resident of Guernsey (which includes Alderney and Herm for these purposes) and who does not carry on business in Guernsey through a permanent establishment situated there is not subject to Guernsey income tax on dividends paid with respect to the ordinary shares and is not liable for Guernsey income tax on gains realized upon sale or disposition of such ordinary shares. In addition, Guernsey does not impose a withholding tax on dividends paid by us to a holder of our ordinary shares who is not a resident of Guernsey and who does not carry on business in Guernsey through a permanent establishment situated there. Under Guernsey tax legislation, a holder of our ordinary shares who is a Guernsey resident or who carries on business in Guernsey through a permanent establishment may, depending on their circumstances, be subject to Guernsey income tax in connection with dividends paid by us and where such holder is a Guernsey resident individual, such tax may be collected by way of withholding from the dividend. We do not believe this legislation affects the taxation of a holder of ordinary shares who is not a resident of Guernsey and who does not carry on business in Guernsey through a permanent establishment situated there.

There are no capital gains, gift or inheritance taxes levied by Guernsey, and the ordinary shares generally are not subject to any transfer taxes, stamp duties or similar charges on issuance or transfer.

Certain United States Federal Income Tax Considerations

The following discussion describes material U.S. federal income tax consequences to a U.S. holder of the ownership or disposition of our ordinary shares. As used herein, a "U.S. holder" is a person that, for U.S. federal income tax purposes, is a beneficial owner of our ordinary shares and:

(i) an individual who is a citizen or resident of the United States;

(ii) a corporation created or organized in, or under the laws of, the United States or of any state thereof;

(iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

(iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons has the authority to control all substantial decisions of the trust.

This summary generally considers only U.S. holders that own ordinary shares as capital assets. This summary does not discuss the U.S. federal income tax consequences to an owner of ordinary shares that is not a U.S. holder.

This discussion is based on current provisions of the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. holder of ordinary shares based on such holder's particular circumstances, U.S. federal income tax consequences to certain U.S. holders that are subject to special treatment (such as broker-dealers, insurance companies, tax-exempt organizations, financial institutions, U.S. holders that hold ordinary shares as part of a "straddle," "hedge" or "conversion transaction" with other investments, U.S. holders that hold ordinary shares in connection with a trade or business outside the United States, U.S. holders who acquired ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation or U.S. holders owning directly, indirectly or by attribution at least 10% of the ordinary shares), or any aspect of state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity, the possible application of U.S. federal gift or estate taxes or any minimum or Medicare contribution tax consequences.

This summary is for general information only and is not binding on the Internal Revenue Service, or the IRS. There can be no assurance that the IRS will not challenge one or more of the statements made herein. U.S. holders are urged to consult their own tax advisers as to the particular tax consequences to them of owning and disposing of our ordinary shares. Except as described in "—*Passive Foreign Investment Company Considerations*" below, this discussion assumes that we are not and have not been a passive foreign investment company, or a PFIC, for any taxable year.

Dividends. In general, a U.S. holder receiving a distribution with respect to the ordinary shares will be required to include such distribution (including the amount of non-U.S. taxes, if any, withheld therefrom) in gross income as a taxable dividend to the extent such distribution is paid from our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of such earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. holder's tax basis in the ordinary shares, and then, to the extent in excess of such tax basis, as gain from the sale or exchange of a capital asset. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend. In general, U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on the ordinary shares.

Dividend income is taxed as ordinary income. However, a preferential U.S. federal income tax rate applies to "qualified dividend income" received by individuals (as well as certain trusts and estates), provided that certain holding period and other requirements are met. "Qualified dividend income" includes dividends paid on shares of a foreign corporation that are readily tradable on an established securities market in the United States. Since our ordinary shares are listed on the Nasdaq, we believe that dividends paid by us with respect to our ordinary shares should constitute "qualified dividend income" for U.S. federal income tax purposes, provided that the applicable holding period and other applicable requirements are satisfied. U.S. holders should consult their tax advisers regarding the availability of these preferential rates in their particular circumstances.

Dividends paid by us generally will be foreign-source "passive category income" or, in certain cases, "general category income" for U.S. foreign tax credit purposes, which may be relevant in calculating a U.S. holder's foreign tax credit limitation.

Disposition of Ordinary Shares. Subject to the PFIC rules described below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition by such U.S. holder and its tax basis in the ordinary shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year at the time of the disposition. In the case of a U.S. holder that is an individual, trust or estate, long-term capital gains realized upon a disposition of the ordinary shares generally will be subject to a preferential U.S. federal income tax rate. Gains realized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations. If, for any taxable year, 75% or more of our gross income consists of certain types of passive income, or 50% or more of the average value of our assets including goodwill and other intangible assets (generally determined on a quarterly basis) consists of passive assets (generally, assets that generate passive income), we will be treated as a PFIC for such year. If we are treated as a PFIC for any taxable year during which a U.S. holder owns our ordinary shares, the U.S. holder generally will be subject to increased tax liability upon the sale of our ordinary shares or upon the receipt of certain excess distributions, unless such U.S. holder makes an election to mark our ordinary shares to market annually.

We believe that we were not a PFIC for our taxable year ended September 30, 2025. However, because the tests for determining PFIC status for any taxable year are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, which may be determined by reference to the market price of our ordinary shares (which may be volatile), and the amount and type of our gross income, we cannot guarantee that we will not become a PFIC for the current or any future taxable year or that the IRS will agree with our conclusion regarding our current or past PFIC status.

In addition, if we were a PFIC for any taxable year in which we make a distribution or the preceding taxable year, the preferential rules on "qualified dividend income" described above would not apply. If a U.S. holder owns ordinary shares during any year in which we are a PFIC, the U.S. holder generally must file annual reports to the IRS.

Information Reporting and Backup Withholding. U.S. holders generally will be subject to information reporting requirements with respect to dividends, as well as with respect to gross proceeds from disposition of our ordinary shares, that are paid within the United States or through U.S.-related financial intermediaries unless the U.S. holder is an "exempt recipient." U.S. holders may also be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. holders who are individuals or certain specified entities are required to report information with respect to their investment in our ordinary shares not held through a custodial account with a U.S. financial institution to the IRS. In general a U.S. holder holding specified "foreign financial assets" (which generally would include (i) our ordinary shares not held through a custodial account with a financial institution, and (ii) a custodial account with a non-U.S. financial institution through which our ordinary shares may be held) with an aggregate value exceeding certain threshold amounts should report information about those assets on IRS Form 8938, which must be attached to the U.S. holder's annual income tax return. Investors who fail to report required information could become subject to substantial penalties.

Documents On Display

We are subject to the reporting requirements of foreign private issuers under the U.S. Securities Exchange Act of 1934. Pursuant to the Exchange Act, we file reports with the SEC, including this Annual Report on Form 20-F. We also submit reports to the SEC, including Form 6-K Reports of Foreign Private Issuers. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Such reports are also available to the public on the SEC's website at *www.sec.gov*. Some of this information may also be found on our website at *www.amdocs.com*.

You may request copies of our reports, at no cost, by writing to or telephoning us as follows:

Amdocs, Inc.
Attention: Matthew E. Smith
625 Maryville Centre Drive, Suite 200
Saint Louis, Missouri 63141
Telephone: 314-212-7000

Subsidiary Information

Not applicable.

Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditures throughout the Amdocs group. We have determined that the U.S. dollar is our functional currency. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators as indicated in the authoritative guidance for foreign currency matters.

During fiscal year 2025, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.

In managing our foreign exchange risk, we enter into various foreign exchange contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, assuming the costs of executing these contracts are worthwhile. We use such contracts to hedge net exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily in Canadian dollar and European Euros, and anticipated costs to be incurred in a foreign currency, primarily New Israeli Shekels and Indian Rupees. We also use such contracts to hedge the net impact of the variability in exchange rates on certain balance sheet items such as accounts receivable and employee related accruals denominated primarily in New Israeli Shekels, Indian Rupees, European Euros, Canadian dollars, Philippine Pesos, and Great British Pound, as well as other foreign currency of jurisdictions in which we operate. We seek to minimize the net exposure that the anticipated cash flow from sales of our products and services, cash flow required for our expenses and the net exposure related to our balance sheet items, denominated in a currency other than our functional currency will be affected by changes in exchange rates. Please see Note 7 to our consolidated financial statements.

The table below presents the total volume or notional amounts and fair value of our derivative instruments as of September 30, 2025. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2025.

	Notional Value*	Fair Value of Derivatives
Foreign exchange contracts (in millions)	$ 1,523	$ 29.8

(*) Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

Interest Rate Risk

Our interest expense and income are sensitive to changes in interest rates, as all of our cash investments and some of our borrowings, are subject to interest rate changes. Our short-term interest-bearing investments, if applicable, are generally invested in short-term conservative debt instruments, primarily U.S. dollar-denominated, and consist mainly of bank deposits, money market funds, corporate bonds, U.S. government treasuries and supranational and sovereign debt.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited, our management evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2025. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2025, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level. Ernst and Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 20-F, has issued an attestation report on our internal control over financial reporting as of September 30, 2025, which is included herein.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended September 30, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's report on our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), and the related reports of our independent public accounting firm, are included on pages F-2 through F-5 of this Annual Report on Form 20-F, and are incorporated herein by reference.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that there are at least two audit committee financial experts, Adrian Gardner and Sarah Ruth Davis, serving on our Audit Committee. Our Board of Directors has determined that Mr. Gardner and Ms. Davis are independent directors.

ITEM 16B. CODE OF ETHICS

Our Board of Directors has adopted a Code of Ethics and Business Conduct that sets forth legal and ethical standards of conduct for our directors and employees, including our principal executive officer, principal financial officer and other executive officers, of our subsidiaries and other business entities controlled by us worldwide.

Our Code of Ethics and Business Conduct is available on our website at *www.amdocs.com*, or you may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

Amdocs, Inc.
Attention: Matthew E. Smith
625 Maryville Centre Drive, Suite 200
Saint Louis, Missouri 63141
Telephone: 314-212-7000

We intend to post on our website within five business days all disclosures that are required by law or Nasdaq rules concerning any amendments to, or waivers from, any provision of the code.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During each of the last three fiscal years, Ernst & Young LLP has acted as our independent registered public accounting firm.

Audit Fees

Ernst & Young billed us approximately $3.3 million for audit services for fiscal year 2025, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed us approximately $3.7 million for audit services for fiscal year 2024.

Audit-Related Fees

Ernst & Young billed us approximately $1.2 million for audit-related services for fiscal year 2025. Audit-related services principally include SOC 1 report issuances and due diligence examinations. Ernst & Young billed us approximately $1.4 million for audit-related services for fiscal year 2024.

Tax Fees

Ernst & Young billed us approximately $1.1 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services, for fiscal year 2025. Ernst & Young billed us approximately $0.8 million for tax advice in fiscal year 2024.

All Other Fees

Ernst & Young did not bill us for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal year 2025 or fiscal year 2024.

Pre-Approval Policies for Non-Audit Services

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. These policies generally provide that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to the pre-approval procedure described below.

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal year 2025, our Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2025, of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Ordinary Shares

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
10/01/24-10/31/24	337,093	$ 89.00	337,093	$ 507,643,884
11/01/24-11/30/24	346,611	$ 86.03	346,611	$ 477,826,015
12/01/24-12/31/24	977,500	$ 86.59	977,500	$ 393,185,859
01/01/25-01/31/25	351,866	$ 85.26	351,866	$ 363,185,862
02/01/25-02/28/25	343,636	$ 87.76	343,636	$ 333,027,629
03/01/25-03/31/25	841,609	$ 89.18	841,609	$ 257,971,753
04/01/25-04/30/25	505,663	$ 83.49	505,663	$ 215,754,315
05/01/25-05/31/25	328,369	$ 91.44	328,369	$ 1,185,729,323
06/01/25-06/30/25	683,387	$ 92.10	683,387	$ 1,122,791,098
07/01/25-07/31/25	490,264	$ 88.73	490,264	$ 1,079,290,760
08/01/25-08/31/25	398,431	$ 85.51	398,431	$ 1,045,221,531
09/01/25-09/30/25	704,194	$ 83.53	704,194	$ 986,398,630
Total	6,308,623	$ 87.38	6,308,623	$ 986,398,630

(1) Excludes broker and transaction fees.
(2) On August 2, 2023, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.1 billion of our outstanding ordinary shares with no expiration date. The August 2023 plan permitted us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. On May 7, 2025, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.0 billion of our outstanding ordinary shares with no expiration date. The May 2025 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. In the year ended September 30, 2025, we completed the repurchase of the remaining authorized amount of ordinary shares under the August 2023 plan and initiated repurchases of our outstanding ordinary shares pursuant to the May 2025 plan. In the year ended September 30, 2025, we repurchased 6.3 million ordinary shares at an average price of $87.38 per share (excluding broker and transaction fees). As of September 30, 2025, we had remaining authority to repurchase up to an aggregate of $986.4 million of our outstanding ordinary shares under the May 2025 plan.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic issuers under the Nasdaq listing standards. For further information regarding our corporate governance practices, please refer to our Notice and Proxy Statement to be distributed to our shareholders in December 2025 and to our website at *www.amdocs.com*.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities, including by directors and other executive officers, that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. A copy of our insider trading compliance policy, which was amended in December 2024, is attached as Exhibit 11.1 to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

Our cybersecurity risk management process is aligned with our enterprise risk management program and utilizes a cybersecurity risk management framework developed to protect the confidentiality, integrity, and availability of our critical systems and information and our customers' data.

Our cybersecurity risk management framework methodology is designed using industry best practices issued by the International Organization for Standardization and the National Institute of Standards and Technology. This framework, covering all in-house and third-party information systems we use and all activities of the employees and third parties we rely on, helps us assess, identify, and manage cybersecurity risks, including how we implement cybersecurity controls and how we measure the effectiveness of such controls to mitigate and remediate identified risks.

Key elements of our cybersecurity risk management framework include:

- a dedicated Governance, Risk and Compliance team within the cybersecurity unit, responsible for identifying potential business risks related to cybersecurity threats, managing cybersecurity risk assessment processes, assessing the effectiveness of cybersecurity controls, and following up on risk mitigation and remediation activities;

- a cross-functional approach that includes reporting to and coordinating with other key stakeholders in our business, including our information technology, business continuity management, legal and compliance teams and others, to keep them informed and involved as appropriate;

- an Information Security Risk Management Policy that applies to employees and other third parties we rely on and is reviewed and updated annually;

- recurring internal and third-party risk assessments for certain of our business unit teams, processes, and systems designed to identify potentially material cybersecurity risks;

- a third-party risk management program which addresses supply chain and third-party risks, including those arising throughout the lifecycle of a third-party vendor, from engaging in vendor due diligence prior to onboarding to ongoing vendor monitoring and cyber intelligence services, to vendor termination rights and other contractual protections with our third-party vendors;

- use of third-party service providers, where appropriate, to assess, test, or otherwise assist with aspects of our cybersecurity controls;

- a cybersecurity incident response plan that includes a 24/7 manned security operation center and procedures for responding to cybersecurity incidents and is reviewed and updated annually; and

- cybersecurity awareness practices to mitigate risk from human errors, including employee training during employee onboarding and on a regular and ad-hoc basis thereafter.

Although we employ third-party due diligence, onboarding, and other procedures designed to assess the cybersecurity practices of third-party vendors and service providers (including risk assessments and contractual protections), our ability to monitor or control the cybersecurity practices of third parties is limited and there can be no assurance that we can prevent, detect, mitigate, or remediate the risk of any weakness, compromise, or failure in cybersecurity infrastructure owned or controlled by our third-party vendors and service providers. When we do become aware that a third-party vendor or service provider has experienced any weakness, compromise, or failure, we attempt to mitigate our risk, including by terminating such third party's connection to our systems and information where appropriate. For more information on risks related to third parties we rely on, please see "Risk Factors — *We rely on third-party vendor relationships to deliver our business, may expose us to supply disruptions, cost increases, security vulnerabilities and cyberattacks*."

We face ongoing and increasing cybersecurity risks, including from bad actors that are becoming more sophisticated and effective over time. For more information on risks related to cybersecurity, please see "Risk Factors — *If our security measures for our software, hardware, services or cloud offerings are compromised and as a result, our data, our customers' data, our IT systems, or our customers' IT systems are accessed improperly, made unavailable, or improperly modified, our products and services may be perceived as vulnerable and it may materially affect our business and result in potential legal liability*."

Governance - Board Oversight

Our Board of Directors conducts periodic reviews of our cybersecurity program, including cybersecurity risks, incidents, and mitigation strategies, based on reports and updates on status provided to our Audit Committee, Technology and Innovation Committee, and full Board of Directors by our Chief Information Security Officer ("CISO") and other members of our cybersecurity teams and other relevant executives on a regular and ad-hoc basis. Our Board of Directors has overall oversight responsibility for our enterprise risk management, and delegates cybersecurity risk management oversight to the Audit Committee as part of the Company's enterprise risk management program and to the Technology and Innovation Committee as part of such committee's oversight of our technologies and systems. The committees ensure that our management has processes and programs in place designed to identify and assess cybersecurity risks to which we are exposed and implements processes and programs designed to manage cybersecurity risks and mitigate and remediate cybersecurity incidents. The committees also report material cybersecurity risks to our full Board of Directors.

Governance - Role of Management

Management is responsible for assessing, identifying, and managing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such cybersecurity risk exposures are monitored, putting in place appropriate prevention, detection, mitigation, and remediation controls and maintaining cybersecurity processes and programs.

Our CISO is a senior manager reporting to our Chief Financial Officer & Chief Operating Officer ("CFO & COO"). Our CISO leads our cybersecurity program and supervises teams operating across different geographies supporting our cybersecurity functions designed to prevent, detect, mitigate, and remediate cybersecurity incidents. Our cybersecurity teams monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents through a variety of technical, administrative, and operational measures, and regularly report to our CISO. On an annual basis, and per request, our CISO provides reports and updates on the status of our cybersecurity program to our Board of Directors' committees, including reports and updates on material cybersecurity risks, based on our management's assessment of such risks, and all members of our Board of Directors are invited to join these sessions.

Our senior management has delegated the responsibility for ongoing governance of cybersecurity activities to a steering committee led by our CFO & COO and our Group President of Technology. Based on reports provided by our CISO to our senior management on a quarterly and ad-hoc basis, the steering committee is gathered at least quarterly to review and track cybersecurity activities, risks, incidents, and projects.

Our CISO has more than three decades of experience in various cybersecurity, product management, and other technology-related roles, and has extensive experience in assessing, identifying, and managing cybersecurity-related risks and implementing cybersecurity-related policies and strategies. Our CISO has also served in several leadership roles and has held his current position since 2018.

Our CFO & COO has more than three decades of experience in finance and risk management related roles and has also served in several leadership roles. Our CFO & COO has held her position as Chief Financial Officer since 2007 and her additional role as Chief Operating Officer since 2018.

Our Group President of Technology has more than two decades of experience in various technology, engineering and research and development roles. He has served in several leadership roles in the Company and has held the Group President position since 2018.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements and Schedule

The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2025, 2024 and 2023, are included at the end of this Annual Report:

Audited Financial Statements of Amdocs Limited

Management's Report on Internal Control Over Financial Reporting

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of September 30, 2025 and 2024

Consolidated Statements of Income for the fiscal years ended September 30, 2025, 2024 and 2023

Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2025, 2024 and 2023

Consolidated Statements of Changes in Equity for the fiscal years ended September 30, 2025, 2024 and 2023

Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2025, 2024 and 2023

Notes to the Consolidated Financial Statements

Financial Statement Schedules of Amdocs Limited

Valuation and Qualifying Accounts

All other schedules have been omitted since they are either not required or not applicable, or the information has otherwise been included.

ITEM 19. EXHIBITS

The exhibits listed hereof are filed herewith in response to this Item.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Incorporation of Amdocs Limited (incorporated by reference to Exhibit 99.1 to Amdocs' Form 6-K filed January 26, 2009)
1.2	Amended and Restated Articles of Incorporation of Amdocs Limited (incorporated by reference to Exhibit 1.2 to Amdocs' Annual Report on Form 20-F, filed December 7, 2010)
2*	Description of rights of each applicable class of securities registered under Section 12 of the Securities Exchange Act of 1934
2.1	Base Indenture between Amdocs Limited, as Issuer, and The Bank of New York Mellon, as Trustee, dated as of June 24, 2020 (incorporated by reference to Exhibit 4.1 to Amdocs' Form 6-K filed June 24, 2020)
2.2	First Supplemental Indenture to the Base Indenture between Amdocs Limited, as Issuer, and The Bank of New York Mellon, as Trustee, dated as of June 24, 2020 (incorporated by reference to Exhibit 4.2 to Amdocs' Form 6-K filed June 24, 2020)
4.a†	Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a to Amdocs' Form 20-F filed December 9, 2021)
4.a(1)†	Sixth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.1 to Amdocs' Form 20-F filed December 13, 2022)
4.a(2)†	Seventh Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.2 to Amdocs' Form 20-F filed December 13, 2022)
4.a(3)†	Eighth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.3 to Amdocs' Form 20-F filed December 13, 2022)
4.a(4)†	Ninth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.4 to Amdocs' Form 20-F filed December 13, 2022)
4.a(5)†	Tenth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.5 to Amdocs' Form 20-F filed December 13, 2022)
4.a(6)†	Eleventh Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.6 to Amdocs' Form 20-F filed December 13, 2023)
4.a(7)†	Twelfth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.7 to Amdocs' Form 20-F filed December 17, 2024)
4.a(8)†*	Thirteenth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021
4.b	Amdocs Limited 1998 Stock Option and Incentive Plan, as amended (incorporated by reference to Appendix B to Amdocs' Form 6-K filed December 23, 2024)
4.c	Fourth Amended and Restated Credit Agreement, dated as of July 29, 2024, among Amdocs Limited, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 4.c to Amdocs' From 20-F filed December 17, 2024)
4.d	Amdocs Limited Executive Officer Compensation Recoupment Policy (incorporated by reference to Exhibit 4.d to Amdocs' Annual Report on Form 20-F, filed December 13, 2023)
8*	Subsidiaries of Amdocs Limited

Exhibit No.	Description
11.1	Amdocs Insider Trading Policy (incorporated by reference to Exhibit 11.1 to Amdocs' From 20-F filed December 17, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350
14.1*	Consent of Ernst & Young LLP
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

† Certain information has been excluded from the exhibit because it is both (i) not material and (ii) is the type that the registrant treats as private or confidential.
* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMDOCS LIMITED

By: /s/ Matthew E. Smith

Name: Matthew E. Smith
Title: Secretary and Authorized Signatory

Date: December 15, 2025

AMDOCS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2025. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in Internal Control-Integrated Framework.

Based on its assessment, management concluded that, as of September 30, 2025, the Company's internal control over financial reporting is effective based on those criteria.

The financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm which has issued an attestation report on the Company's internal control over financial reporting included elsewhere in this Annual Report on Form 20-F.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Amdocs Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Amdocs Limited (the "Company") as of September 30, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended September 30, 2025, the related notes and the financial statement schedule listed in the Index at Item 18 of Part III (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated December 15, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Revenue recognition for projects

Description of the Matter	As discussed in Note 2 to the consolidated financial statements, the Company's software solutions usually require significant customization, modification, implementation and integration. As a result, a significant portion of the Company's project revenue is recognized over time, based on the percentage that incurred labor effort to date bears to total projected labor effort.
	Auditing the recognition of the Company's project revenue was especially subjective and complex because of the significant estimation required by management to determine the total projected labor effort to complete a project. Determining the estimate of labor effort requires the knowledge of project-specific details, including the specific terms and conditions of the contract, remaining performance obligations, changes to the project schedule, and complexity of the project. Changes in this estimate can have a material effect on the timing of revenue recognition.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the projected labor effort estimation process. For example, for a sample of projects, we tested controls over management's approval of the initial estimate of total projected labor effort to complete a project, as well as the ongoing evaluation and review of those estimates through the life of the project. Additionally, for a sample of completed projects, we tested the retrospective review controls performed by management to assess the reasonableness of the projected labor effort throughout the life of the project.
	Our audit procedures included, among others, evaluating the labor effort used in management's estimate through the life of the project. For example, for a sample of contracts, we tested management's estimate of total projected labor effort through a combination of analytical procedures, such as comparison of the estimated labor effort period over period, and inspection of contracts to understand the specific terms and conditions as well as the remaining obligations in the contract. For a sample of projects, we also met with various executives throughout the organization, including project managers, to obtain an understanding of project status and other factors considered in developing the estimate of projected labor effort including project challenges, completed milestones, customer change orders and delays. In addition, we performed a retrospective review of actual labor effort incurred compared to previously estimated projected labor effort to evaluate management's historical ability to accurately estimate projected labor effort.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1988.

New York, NY

December 15, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Amdocs Limited

Opinion on Internal Control Over Financial Reporting
We have audited Amdocs Limited's internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Amdocs Limited (the "Company") maintained, in all material respects, effective internal control over financial reporting as of September 30, 2025 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of September 30, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended September 30, 2025, the related notes and the financial statement schedule listed in the Index at Item 18 of Part III and our report dated December 15, 2025 expressed an unqualified opinion thereon.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

New York, NY

December 15, 2025

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	As of September 30,	
	2025	2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 324,999	$ 346,085
Short-term interest-bearing investments	—	168,242
Accounts receivable, net	935,751	1,028,357
Prepaid expenses and other current assets	331,387	228,498
Total current assets	1,592,137	1,771,182
Property and equipment, net	768,557	755,601
Lease assets	182,088	149,254
Goodwill	2,890,680	2,844,908
Intangible assets, net	156,282	160,729
Other noncurrent assets	660,086	704,468
Total assets	$ 6,249,830	$ 6,386,142
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 371,173	$ 305,928
Accrued expenses and other current liabilities	622,748	778,939
Accrued personnel costs	207,285	230,812
Lease liabilities	38,725	39,983
Deferred revenue	118,861	115,247
Total current liabilities	1,358,792	1,470,909
Deferred income taxes and taxes payable	218,766	197,923
Lease liabilities	140,776	103,462
Long-term debt, net of unamortized debt issuance costs	646,901	646,291
Other noncurrent liabilities	413,915	468,380
Total liabilities	2,779,150	2,886,965
Equity:		
Amdocs Limited Shareholders' equity:		
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 290,351 and 288,485 issued and 108,448 and 112,891 outstanding, in 2025 and 2024, respectively	4,622	4,598
Additional paid-in capital	4,573,016	4,413,503
Treasury stock, at cost 181,903 and 175,594 ordinary shares, in 2025 and 2024, respectively	(8,335,774)	(7,784,434)
Accumulated other comprehensive income (loss)	22,635	(4,410)
Retained earnings	7,164,954	6,827,719
Total Amdocs Limited Shareholders' equity	3,429,453	3,456,976
Noncontrolling interests	41,227	42,201
Total equity	3,470,680	3,499,177
Total liabilities and equity	$ 6,249,830	$ 6,386,142

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

		Year Ended September 30,				
		2025[a]		2024		2023
Revenue	$	4,532,913	$	5,004,989	$	4,887,550
Operating expenses:						
Cost of revenue		2,811,333		3,249,598		3,159,941
Research and development		340,845		360,798		374,855
Selling, general and administrative		506,108		572,845		570,707
Amortization of purchased intangible assets and other		62,424		62,052		57,156
Restructuring charges		80,539		131,088		70,901
		3,801,249		4,376,381		4,233,560
Operating income		731,664		628,608		653,990
Interest and other expense, net		(38,422)		(37,537)		(17,629)
Income before income taxes		693,242		591,071		636,361
Income taxes		125,473		94,750		93,399
Net income	$	567,769	$	496,321	$	542,962
Net income attributable to noncontrolling interests		3,065		3,124		2,253
Net income attributable to Amdocs Limited	$	**564,704**	$	**493,197**	$	**540,709**
Basic earnings per share attributable to Amdocs Limited	$	**5.08**	$	**4.27**	$	**4.52**
Diluted earnings per share attributable to Amdocs Limited	$	**5.05**	$	**4.25**	$	**4.49**

(a) For further details see Note 22 "Segment Information and Revenue from Significant Customers".

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended September 30,					
		2025		2024		2023
Net income	$	567,769	$	496,321	$	542,962
Other comprehensive income, net of tax:						
Net change in fair value of cash flow hedges (1)		21,225		37,714		11,903
Net change in fair value of available-for-sale securities (2)		5,238		10,965		6,594
Net actuarial gain on defined benefit plan (3)		582		183		707
Other comprehensive income, net of tax		27,045		48,862		19,204
Comprehensive income	$	594,814	$	545,183	$	562,166
Comprehensive income attributable to noncontrolling interests		3,065		3,124		2,253
Comprehensive income attributable to Amdocs Limited	$	591,749	$	542,059	$	559,913

---

(1) Net of tax of $2,099, $2,211 and $362 for the fiscal years ended September 30, 2025, 2024 and 2023, respectively, please see Note 7.
(2) No tax impact for the fiscal years ended September 30, 2025, 2024 and 2023.
(3) Net of immaterial tax in fiscal years 2025, 2024 and 2023.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except per share data)

	Ordinary Shares					
	Shares	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensiv e Income (Loss) (1)	Retained Earnings
Balance as of September 30, 2022	120,842	$ 4,548	$ 4,105,900	$ (6,731,789)	$ (72,476)	$ 6,211,586
Comprehensive income:						
Net income	—	—	—	—	—	540,709
Other comprehensive income	—	—	—	—	19,204	—
Comprehensive income	—	—	—	—	—	—
Employee stock options exercised	800	9	48,658	—	—	—
Repurchase of shares	(5,424)	—	—	(489,524)	—	—
Cash dividends declared ($1.700 per ordinary share)	—	—	—	—	—	(202,778)
Issuance of restricted stock, net of forfeitures	1,130	14	—	—	—	—
Equity-based compensation expense related to employees	—	—	89,698	—	—	—
Distribution to noncontrolling interests (2)	—	—	—	—	—	—
Balance as of September 30, 2023	117,348	$ 4,571	$ 4,244,256	$ (7,221,313)	$ (53,272)	$ 6,549,517
Comprehensive income:						
Net income	—	—	—	—	—	493,197
Other comprehensive income	—	—	—	—	48,862	—
Comprehensive income	—	—	—	—	—	—
Employee stock options exercised	434	6	26,928	—	—	—
Repurchase of shares	(6,612)	—	—	(563,121)	—	—
Cash dividends declared ($1.872 per ordinary share)	—	—	—	—	—	(214,995)
Issuance of restricted stock, net of forfeitures	1,173	15	—	—	—	—
Employee share purchase plan	548	6	37,779	—	—	—
Equity-based compensation expense related to employees	—	—	104,540	—	—	—
Distribution to noncontrolling interests (2)	—	—	—	—	—	—
Balance as of September 30, 2024	112,891	$ 4,598	$ 4,413,503	$ (7,784,434)	$ (4,410)	$ 6,827,719
Comprehensive income:						
Net income	—	—	—	—	—	564,704
Other comprehensive income	—	—	—	—	27,045	—
Comprehensive income	—	—	—	—	—	—
Employee stock options exercised	339	5	21,276	—	—	—
Repurchase of shares	(6,309)	—	—	(551,340)	—	—
Cash dividends declared ($2.06 per ordinary share)	—	—	—	—	—	(227,469)
Issuance of restricted stock, net of forfeitures	1,048	13	—	—	—	—
Employee share purchase plan	479	6	33,373	—	—	—
Equity-based compensation expense related to employees	—	—	104,864	—	—	—
Distribution to noncontrolling interests (2)	—	—	—	—	—	—
Balance as of September 30, 2025	108,448	$ 4,622	$ 4,573,016	$ (8,335,774)	$ 22,635	$ 7,164,954

(1) As of September 30, 2025, 2024 and 2023, accumulated other comprehensive income (loss) is comprised of unrealized gain (loss) on derivatives, net of tax, of $24,26 term interest-bearing investments, net of tax, of $0, $(5,238) and $(16,203) and unrealized loss on defined benefit plan, net of tax, of $(1,627), $(2,209) and $(2,392).

(2) In fiscal year 2022, all of the Company's net income is attributable to Amdocs Limited as the net income attributable to the noncontrolling interests is negligible. Start earnings to the noncontrolling interests, for further details please refer to Note 2.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended September 30,		
	2025	2024	2023
Cash Flow from Operating Activities:			
Net income	$ 567,769	$ 496,321	$ 542,962
Reconciliation of net income to net cash provided by operating activities:			
Depreciation, amortization and impairment	195,435	195,234	197,955
Amortization of debt issuance cost	608	596	579
Equity-based compensation expense	104,864	104,540	89,698
Deferred income taxes	20,291	(45,673)	(60,212)
Loss from short-term interest-bearing investments	3,487	5,576	2,762
Net changes in operating assets and liabilities, net of amounts acquired:			
Accounts receivable, net	79,606	(104,413)	3,457
Prepaid expenses and other current assets	(55,061)	(8,478)	7,891
Other noncurrent assets	(15,445)	(2,250)	(1,532)
Lease assets and liabilities, net	3,221	(6,485)	(4,144)
Accounts payable, accrued expenses and accrued personnel	(77,041)	216,324	158,876
Deferred revenue	8,172	(60,332)	(157,829)
Income taxes payable, net	(15,109)	(47,241)	(11,596)
Other noncurrent liabilities	(71,701)	(19,291)	53,763
Net cash provided by operating activities	749,096	724,428	822,630
Cash Flow from Investing Activities:			
Purchase of property and equipment, net(b)	(103,952)	(105,495)	(124,362)
Proceeds from sale of short-term interest-bearing investments	169,993	68,659	25,984
Purchase of short-term interest-bearing investments	—	(9,061)	—
Net cash paid for business and intangible assets acquisitions	(86,317)	(86,824)	(121,818)
Net cash from equity investments and other	18,215	5,315	(4,301)
Net cash used in investing activities	(2,061)	(127,406)	(224,497)
Cash Flow from Financing Activities:			
Repurchase of shares	(551,340)	(563,121)	(489,524)
Proceeds from employee stock option exercises	21,294	26,949	48,681
Payments of dividends	(224,394)	(211,967)	(199,460)
Distribution to noncontrolling interests	(4,039)	(4,096)	(1,589)
Payment of contingent consideration and deferred payment of business acquisitions	(9,642)	(18,782)	(9,538)
Net cash used in financing activities	(768,121)	(771,017)	(651,430)
Net decrease in cash and cash equivalents	(21,086)	(173,995)	(53,297)
Cash and cash equivalents at beginning of year	346,085	520,080	573,377
Cash and cash equivalents at end of year	$ 324,999	$ 346,085	$ 520,080
Supplementary Cash Flow Information			
Cash paid for:			
Income taxes, net of refunds(c)	$ 122,416	$ 187,513	$ 156,386
Interest	$ 41,472	$ 35,396	$ 19,427

(b) The amounts under "Purchase of property and equipment, net," include immaterial proceeds from sale of property and equipment for all periods presented.

(c) For further details, see also Note 11.

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 — Nature of Entity

Amdocs Limited (the "Company") is a leading provider of software and services to communications and media service providers of all sizes throughout the world. The Company and its consolidated subsidiaries operate in one segment and design, develop, market, support, implement and operate its open and modular cloud offering. The Company's comprehensive portfolio of software products and services is designed to leverage artificial intelligence, driving digital transformation, accelerate cloud adoption, and enable intelligent network automation.

The Company is a Guernsey limited company, which directly or indirectly holds numerous subsidiaries around the world, the vast majority of which are wholly-owned. The majority of the Company's customers are in North America, Europe, Asia-Pacific and the Latin America region. The Company maintains strategic development centers in Israel, Cyprus and India. The Company also has regional development centers in Brazil, Canada, Mexico, the Philippines, the United Kingdom and the United States.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or GAAP and are denominated in U.S. dollars.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, the vast majority of which are wholly-owned. All intercompany transactions and balances have been eliminated in consolidation.

In December 2017, the Company and Union Investments and Development Limited (Union) partnered through a legal entity to acquire land for the Company's campus in Ra'anana, Israel, completing the acquisition on January 2, 2018. As the Company has control over the construction and ongoing operations of the campus, the entity's financial information is consolidated into the Company's consolidated financial statements with the portion not owned classified as non-controlling interests.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

From time to time, certain immaterial amounts in prior year financial statements may be reclassified to conform to the current year presentation.

Functional Currency

The Company manages its foreign subsidiaries as integral direct components of its operations. The Company has determined that its functional currency is the U.S. dollar. The Company periodically assesses the applicability of the U.S. dollar as the Company's functional currency by reviewing the salient indicators as indicated in the authoritative guidance for foreign currency matters.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and interest-bearing investments with insignificant interest rate risk and maturities from acquisition date of 90 days or less.

Investments

The Company has short-term interest-bearing investments comprised of marketable securities and bank deposits. The Company classifies all of its marketable securities as available-for-sale securities and considers all of its marketable debt securities as available for use to meet the Company's operational needs, including those with maturity dates beyond one year, and therefore classifies these securities within current assets on the consolidated balance sheets. Such marketable securities, if applicable, consist primarily of money market funds, corporate bonds, U.S. government treasuries and supranational and sovereign debt, which are stated at market value. The available-for-sale investments are carried at estimated fair value with any unrealized gains and losses, net of taxes, included in accumulated other comprehensive income (loss) in shareholders' equity. The Company recognizes an impairment when there is a decline in the fair value of its investments below the amortized cost basis. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings and the available-for-sale debt security's amortized cost basis is written down to its fair value at the reporting date. For securities that do not meet these criteria, the Company needs to assess whether the decline is as result of a credit loss, and if so, the decline is recognized in earnings, while declines in fair value related to other factors are recognized in other comprehensive income. The Company uses a discounted cash flow analysis to estimate credit losses. Realized gains and losses on short-term interest-bearing investments are included in earnings and are determined based on specific identification method.

Equity Investments

The Company maintains investments, over which it does not have significant influence, in various equity securities without a readily determinable fair value, which are included within other noncurrent assets in the consolidated balance sheets. The Company reviews these investments each reporting period to determine whether an impairment or observable price change for the investment has occurred and record these changes under the consolidated statement of income.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset. The estimated useful lives of property and equipment are generally as follow: computers, related equipment, and software from four to ten years, building and building improvements primarily from ten to thirty years, furniture, fixture and other from five to ten years. Leasehold improvements are amortized over the shorter of the estimated useful lives or the term of the related lease. Land is not depreciated. Property and equipment that have been fully depreciated and are no longer in use are netted against accumulated depreciation.

The Company capitalizes certain expenditures for software that is internally developed for use in the business, which is classified as computer software. Amortization of internal use software begins when the software is ready for service and continues on the straight-line method over the estimated useful life.

Cloud Implementation Costs

The Company capitalizes certain implementation costs incurred related to cloud computing arrangements for internal use that are services contracts and amortizes on a straight-line basis over the expected term of the associated hosting arrangement.

Leases

As a lessee, the majority of the Company's lease obligation is for office real estate. The judgments used in determining its lease obligation include whether a contract is or contains a lease and the determination of the discount rate used to calculate the lease liability. The Company elected the practical expedient not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component for its real estate and vehicle leases.

The Company's leases may include the option to extend or terminate before the end of the contractual term and are often non-cancelable or cancelable only by the payment of penalties. The lease assets and liabilities include these options in the lease term when it is reasonably certain that they will be exercised. In certain cases, the Company subleases excess office real estate to third-party tenants in immaterial amounts.

Lease assets and liabilities recognized at the lease commencement date are determined predominantly as the present value of the payments due over the lease term. Unless the implicit rate can be determined, the Company uses its incremental borrowing rate on that date to calculate the present value. The incremental borrowing rate approximates the rate at which the Company could borrow, on a secured basis for a similar term, an amount equal to its lease payments in a similar economic environment.

When the Company is the lessee, all leases are recognized as lease liabilities and associated lease assets on the consolidated balance sheets. Lease liabilities represent the Company's obligation to make payments arising from the lease. Lease assets represent the Company's right to use an underlying asset for the lease term and may also include advance payments, initial direct costs or lease incentives. Fixed and variable payments that depend upon an index or rate, such as the Consumer Price Index (CPI), are included in the recognition of lease assets and liabilities at the commencement-date rate. Other variable payments, such as common area maintenance, property and other taxes, utilities and insurance that are based on the lessor's cost, are recognized in the Consolidated

Income Statement in the period incurred. Operating lease expense is recorded on a straight-line basis over the lease term. The Company rents out certain assets for third parties which has an immaterial impact on the Company's consolidated financial statements.

Goodwill, Intangible Assets and Long-Lived Assets

The total purchase price of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill.

Other definite-life intangible assets consist primarily of core technology and customer relationships. Core technology acquired by the Company is amortized over its estimated useful life on a straight-line basis.

Some of the acquired customer relationships are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy generally results in accelerated amortization of such customer relationships as compared to the straight-line method. All other acquired customer relationships are amortized over their estimated useful lives on a straight-line basis.

Goodwill and intangible assets deemed to have indefinite lives are subject to an annual impairment test or more frequently if impairment indicators are present. The Company's annual evaluation of impairment consists of either using a qualitative approach to determine whether it is more likely than not that the fair value of the assets is less than their respective carrying values or a quantitative impairment test, if necessary. The goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. There was no impairment of goodwill in fiscal years 2025, 2024 or 2023.

The Company tests long-lived assets, including definite life intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Impairment indicators include any significant changes in the manner of its use of the assets or the strategy of its overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. Determination of recoverability of long-lived assets is based on an estimate of the undiscounted future cash flows resulting from the use of the cash generating unit and its eventual disposition. Measurement of an impairment loss for long-lived assets, including definite life intangible assets that management expects to hold and use is based on the fair value of the cash generating unit. Long-lived assets, including definite life intangible assets, to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. There was an immaterial impairment of long-lived assets in fiscal years 2025, 2024 and 2023.

Comprehensive Income

Comprehensive income, net of related taxes where applicable, includes, in addition to net income:

   (i)   net change in fair value of available-for-sale securities;

  (ii)   net change in fair value of cash flow hedges; and

 (iii)   net actuarial gains and losses on defined benefit plans.

Treasury Stock

The Company repurchases its ordinary shares from time to time on the open market or in other transactions and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of equity.

Business Combinations

In accordance with business combinations accounting, assets acquired and liabilities assumed, as well as any contingent consideration that may be part of the acquisition agreement, are recorded at their respective fair values at the date of acquisition. The Company allocates the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, as well as to in-process research and development based on their estimated fair values. Such valuations require management to make estimates and assumptions, especially with respect to intangible assets, as a result the Company obtains the assistance of independent valuation firms. The Company completes these assessments as soon as practical after the closing dates. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill.

For acquisitions that include contingent consideration, the fair value is estimated on the acquisition date as the present value of the expected contingent payments, determined using weighted probabilities of possible payments. The Company remeasures the fair value of the contingent consideration at each reporting period until the contingency is resolved. Except for measurement period adjustments, the changes in fair value are recognized in the consolidated statements of income. The Company considers several factors when determining that contingent consideration liabilities are part of the purchase price, such as the following: the valuation of the acquisitions is not supported solely by the initial consideration paid, and the contingent consideration payments are not affected by employment termination. Any earn-out which is not considered a contingent consideration is recognized as compensation expense over expected service period.

Although the Company believes the assumptions and estimates of fair value it has made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain and subject to refinement. Critical estimates in valuing certain assets acquired and liabilities assumed include but are not limited to: future expected cash flows from license and service sales, maintenance, customer contracts and acquired developed technologies, expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed and the acquired company's brand awareness and discount rate. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill, if the changes are related to conditions that existed at the time of the acquisition. Upon final determination of the values of assets acquired or liabilities assumed any subsequent adjustments, based on events that occurred subsequent to the acquisition date, are recorded in its consolidated statements of income.

The Company may establish a valuation allowance for certain deferred tax assets and estimate the value of uncertain tax positions of a newly acquired entity. This process requires significant judgment and analysis.

Income Taxes

The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Deferred taxes are computed based on enacted tax rates anticipated to be in effect when the deferred taxes are expected to be paid or realized. A valuation allowance is provided for deferred tax assets if it is more likely than not, the Company will not be able to realize their benefit. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and adjust the valuation allowances accordingly. Factors considered in making this determination include the period of expiration of the tax asset, planned use of the tax asset, tax planning strategies and historical and projected taxable income as well as tax liabilities for the tax jurisdiction in which the tax asset is located. Valuation allowances will be subject to change in each future reporting period as a result of changes in one or more of these factors.

Deferred tax liabilities and assets are classified as noncurrent liabilities and noncurrent assets, respectively, on the consolidated balance sheets. Deferred tax liabilities also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to the Company.

The Company recognizes the tax benefit from an uncertain tax position only if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The tax benefits recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

Significant judgment is required in evaluating the uncertain tax positions and determining the provision for income taxes. The Company adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit, or changes in tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate. Please see Note 11 to the consolidated financial statements.

The Company applies an estimated annual effective tax rate to its quarterly operating results to determine the interim provision for income tax expense. A change in judgment that impacts the measurement of a tax position taken in a prior year is recognized as a discrete item in the interim period in which the change occurs. In the event there is a significant unusual or infrequent item recognized in the quarterly operating results, the tax attributable to that item is recorded in the interim period in which it occurs. As a result, the Company's quarterly effective tax rate may fluctuate throughout the course of a fiscal year.

Revenue Recognition

The Company recognizes revenue under the five-step methodology required under ASC 606, which requires the Company to identify the contract with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations identified, and recognize revenue when (or as) each performance obligation is satisfied.

Revenue is recognized net of any revenue-based taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from a customer (for example, sales, use and value added taxes).

The Company's primary revenue categories, related performance obligations, and associated recognition patterns are as follows:

Revenue Recognition for projects — The Company usually sells its software licenses as part of an overall solution offered to a customer including significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, revenue related to these projects is recognized over time, usually based on a percentage that incurred labor effort to date bears to total projected labor effort. Incurred effort represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Revenue from customization, implementation, modification and integration services is also recognized over the course of the projects. When total cost estimates for these types of arrangements exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately. Significant judgment is required when estimating total labor effort and progress to completion on these arrangements, as well as whether a loss is expected to be incurred on the project.

As a significant portion of the Company's revenue is satisfied over time as work progresses, the annual and quarterly operating results may be affected by the size and timing of the initiation of customer projects as well as the Company's progress in completing such projects.

Revenue Recognition for subsequent license fee — Subsequent license fee revenue is recognized when the customer has access to the license and the right to use and benefit from the license. In cases when the conditions require delivery, then delivery must have occurred for purposes of revenue recognition. Subsequent license fee is based on a customer's subscriber level, transaction volume or other measurements when greater than the level specified in the contract for the initial license fee.

Revenue Recognition for term-based license and perpetual license — Revenue related to software solutions that do not require significant customization, implementation and modification are recognized upon delivery.

Revenue Recognition for maintenance — Maintenance revenue is recognized ratably over the term of the maintenance agreement.

Revenue Recognition for ongoing services — Revenue from ongoing support services and revenue from other ongoing services is recognized over time as services are performed, using one method of measuring performance such as time elapsed, output produced, volume of data processed or subscriber count that provides the most faithful depiction of the transfer of services.

Revenue Recognition for managed services arrangements — Managed services arrangements include management of data center operations and IT infrastructure, cloud operations, application management and ongoing support, management of end-to-end business processes, and managed transformation that includes both a transformation project as well as taking over managed services responsibility.

The revenue from managed services arrangements is recognized for each individual performance obligation according to its relevant revenue category, including, but not limited to, revenue from the management of a customer's operations, revenue from projects and revenue from ongoing support services.

Revenue from the management of a customer's operations pursuant to managed services arrangements is recognized over time as services are performed, using one method of measuring performance such as time elapsed, output produced, volume of data processed or subscriber count that provides the most faithful depiction of the transfer of services, pursuant to the specific contract terms of the managed services arrangements. Typically, managed services arrangements are long term in duration and their ongoing services are not subject to significant seasonality.

Revenue Recognition for third-party hardware software and services — Third-party hardware sales are typically recognized upon delivery or installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. Revenue from third-party hardware and software sales is recorded at a gross amount for transactions in which the Company controls the third-party hardware and software prior to fulfilling the performance obligation. In specific circumstances where the Company does not meet the above criteria, revenue is recognized on a net basis. In certain arrangements, the Company may earn revenue from other third-party services which is recorded at a gross amount as it controls the services before transferring them to the customer, and recognized over time as services are performed.

Arrangements with Multiple Performance Obligations — Many of the Company's agreements include multiple performance obligations. The Company allocates the transaction price for each contract to each performance obligation identified in the contract based on the relative standalone selling price (SSP). The Company determines SSP for the purposes of allocating the transaction price to each performance obligation by considering several external and internal factors including, but not limited to, transactions where the specific performance obligation sold separately, historical actual pricing practices and geographies in which the Company offers its services in accordance with ASC 606. The determination of SSP requires the exercise of judgment. If a specific performance obligation is sold for a broad range of amounts (that is, the selling price is highly variable) or if the Company has not yet established a price for that good or service, and the good or service has not previously been sold on a standalone basis (that is, the selling price is uncertain), the Company applies the residual approach whereby all other performance obligations within a contract are first allocated a portion of the transaction price based upon their respective SSPs with any residual amount of transaction price allocated to the remaining specific performance obligation.

Billing terms and conditions generally vary by contract category. Amounts are typically billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones. In cases where timing of revenue recognition significantly differs from the timing of invoicing, the Company considers whether a significant financing component exists. The Company elected to use the practical expedient in assessing the financing component in contracts where the time between cash collection and performance is less than one year.

Accounts Receivable — Billed — Billed accounts receivables include all outstanding invoices to customers, as well as amounts allowed to be billed according to contractual billing terms with customers.

Accounts Receivable — Unbilled — Unbilled accounts receivable is recorded when revenue recognition criteria is met prior to contractual billing terms being met. Unbilled accounts receivable that are expected to be billed beyond the next 12 months are considered long-term unbilled receivables and included in other noncurrent assets.

Deferred Revenue — Deferred revenue represents billings to customers for which revenue has not yet been recognized. Deferred revenue that is expected to be recognized beyond the next 12 months is considered long-term deferred revenue and included in other noncurrent liabilities.

Assets Recognized from the Costs to Obtain a Contract with a Customer — Incremental costs of obtaining a contract (e.g., sales commissions) are capitalized and amortized on a pro-rata basis over the contract period if the Company expects to recover those costs. Commissions on renewals are commensurate with the commission from the initial arrangement. Incremental costs of obtaining a contract include only those costs the Company incurs to obtain a contract that it would not have incurred if the contract had not been obtained. The Company has determined that certain sales commissions programs meet the requirements to be capitalized, which prior to the adoption of ASC 606, were previously expensed as incurred. Additionally, as a practical expedient, the Company expenses costs to obtain a contract as incurred if the amortization period would have been a year or less. The amortization of these costs is included in selling, general and administrative expenses in the Company's consolidated statements of income.

In certain circumstances where the Company enters into a contract with a customer for the provision of managed services for a defined period of time, the Company defers certain direct costs incurred at the inception of the contract. These costs include expenses incurred in association with the origination of a contract. In addition, if the revenue for a delivered item is not recognized because it is not separable from the undelivered item, then the Company also defers the cost of the delivered item. The deferred costs are amortized on a straight-line basis over the managed services period, or over the recognition period of the undelivered item. Revenue associated with these capitalized costs is deferred and is recognized over the same period.

Cost of Revenue

Cost of revenue consists of all costs associated with providing software licenses and services to customers, third-party hardware and software and identified losses on contracts. Estimated losses on projects are recognized in the period in which the loss is identified.

Research and Development

Research and development expenditures consist of costs incurred in the development of new software modules and product offerings. Research and development costs are expensed as incurred prior to the establishment of technological feasibility. Costs incurred after achieving technological feasibility and before the product is ready for customer release have been insignificant.

Equity-Based Compensation

The Company measures and recognizes the compensation expense for all equity-based payments to employees and directors based on their estimated fair values. The Company estimated the fair value of employee stock options at the date of grant using a Black-Scholes valuation model. The Company values restricted stock including performance restricted stock based on the market value of the underlying shares at the date of grant which is reduced by the present value of estimated dividends for grants of restricted stock units that do not accrue dividends. The Company values Employee Stock Purchase Plan ("ESPP") as the discount on the market value of the underlying shares at the date of grant which is reduced by the present value of estimated dividends and using Black-Scholes valuation model. Equity-Based Compensation are generally subject to service based conditions or a combination of service and performance-based conditions. The Company recognizes compensation costs over the service period using the graded vesting attribution method that results in an accelerated recognition of compensation costs in comparison to the straight-line method. Performance-based restricted stock awards include performance conditions; accordingly, compensation expense is recognized over the service period for the portion of the award for which achievement of the performance condition is considered probable.

The Company uses a combination of implied volatility of the Company's traded options and historical stock price volatility ("blended volatility") as the expected volatility assumption required in the Black-Scholes option valuation model. As equity-based compensation expense recognized in the Company's consolidated statements of income is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, short-term interest-bearing investments, trade receivables and unbilled receivable. Cash and cash equivalents are maintained with several financial institutions. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore bear minimal credit risk. The Company seeks to mitigate its credit risks by spreading such risks across multiple financial institutions and monitoring the risk profiles of these counterparties. The Company has conservative investment policy guidelines under which it invests its excess cash primarily in highly liquid U.S. dollar-denominated securities. The Company's revenue is generated primarily in North America. To a lesser extent, revenue is generated in Europe and the rest of the world. Most of the Company's revenue is generated from customers who are among the largest communications and media companies in the world (or are owned by them). The Company's business is subject to the effects of general global economic conditions and market conditions in the communications industry. The Company performs ongoing credit analyses of its customer base and generally does not require collateral.

The Company evaluates accounts receivable and unbilled receivables to determine if they ultimately will be collected. Judgments and estimates are involved in performing this evaluation, which are based on factors that may affect a customer's ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The allowance for doubtful accounts is for expected credit losses resulting from accounts receivable and unbilled receivables for which their collection is not reasonably probable. The allowance for doubtful accounts as of September 30, 2025 and 2024, was $26,169 and $32,638, respectively. As of September 30, 2025 and 2024, the Company had one customer with accounts receivable balances of more than 10% of total accounts receivable, amounting to 21% and 25%, respectively, please see Note 22.

Earnings per Share

Basic earnings per share is calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of dilutive outstanding equity-based awards using the treasury stock method. The Company includes participating securities (unvested restricted stock that contain non-forfeitable rights to dividends or dividend equivalents) in the computation of earnings per share pursuant to the two-class method, which calculates earnings per share for ordinary shares and participating securities.

Derivatives and Hedging

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company's exposure in currencies other than the U.S. dollar. The Company recognizes derivative instruments as either assets or liabilities and measures those instruments at fair value. If a derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of the derivative are recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative designated as a cash flow hedge is recognized in earnings. If a derivative does not meet the definition of a cash flow hedge, the changes in the fair value are included in earnings.

Recent Accounting Standards

In September 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2025-06, *"Intangibles - Goodwill and Other - Internal-Use Software",* which will update the requirements around the capitalization and disclosure of internal-use software. This ASU will be effective for the Company's annual report for fiscal year 2029 including interim periods within those years, with early adoption permitted and to be applied either prospectively, retroactively or with a modified transition approach. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2024-03, *"Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures",* to disclose in the notes to the financial statements additional information about specific expense categories. This ASU will be effective for the Company's annual report for fiscal year 2027 and for interim period reporting beginning in fiscal year 2028, with early adoption permitted and to be applied either prospectively or retroactively. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, "*Improvements to Income Tax Disclosures",* which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. This ASU will be effective for the Company's annual report for fiscal year 2026 and allows adoption on a prospective basis, with a retrospective option. This ASU will only have an impact on the Company's income tax disclosures. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

Adoption of New Accounting Standards

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), "*Improvements to Reportable Segment Disclosures,"* which enhances the disclosures required for operating segments in the annual and interim consolidated financial statements. The Company retrospectively adopted this ASU in the annual report of fiscal year 2025, see Note 22 for more information.

Note 3 — Acquisitions

Entities acquired by the Company during the last three fiscal years have been consolidated into the Company's results of operations since their respective acquisition dates. These acquisitions, individually and in the aggregate, were not material in any fiscal year. During fiscal year 2025, the Company completed four business acquisitions for an aggregate net consideration of approximately $84,000 in cash, and a potential for additional consideration which may be paid later based on the achievement of certain performance metrics. The majority of the consideration is attributable to the acquisitions of Profinit, a data science and engineering company, and for the telco network engineering business of MOBIA. During fiscal year 2024, the Company completed two business acquisitions for an aggregate net consideration of approximately $84,007 in cash, and a potential for additional consideration which may be paid later based on achievement of certain performance metrics. The vast majority of this amount was paid for the acquisition of Astadia, which specializes in mainframe-to-cloud migration and modernization. During fiscal year 2023, the Company completed three business acquisitions for an aggregate net consideration of approximately $130,318 in cash, and a potential for additional consideration may be paid later based on achievement of certain performance metrics. Among them were the service assurance business of TEOCO and ProCom Consulting, a digital transformation SI services and business consulting company.

Note 4 — Revenue

Contract Balances

The following table provides information about Accounts receivable, both billed and unbilled and deferred revenue:

	As of	
	September 30, 2025	September 30, 2024
Accounts receivable — billed (net of allowance for credit losses of $26,169 and $32,638 as of September 30, 2025 and 2024, respectively)	$ 589,781	$ 665,740
Accounts receivable — unbilled (current)	345,970	362,617
Accounts receivable — unbilled (non-current)	104,200	75,050
Total Accounts receivable — unbilled	450,170	437,667
Deferred revenue (current)	(118,861)	(115,247)
Deferred revenue (non-current)	(9,889)	(836)
Total Deferred revenue	$ (128,750)	$ (116,083)

Revenue recognized during the year ended September 30, 2025, which was included in deferred revenue (current) as of September 30, 2024 was $99,957. Revenue recognized during the year ended September 30, 2024, which was included in deferred revenue (current) as of September 30, 2023 was $157,681.

Remaining Performance Obligations from Contracts with Customer

As of September 30, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was approximately $6.4 billion. Remaining performance obligations typically include the remaining non-cancelable, committed and fixed portion of contracts for their entire duration and therefore it is not comparable to what the Company considers to be the next 12 months backlog. Given the profile of contract terms, the majority of this amount is expected to be recognized as revenue over the next three years.

Disaggregation of Revenue

The Company considers information that is regularly reviewed by its Chief Operating Decision Maker ("CODM") in evaluating financial performance to disaggregate revenue. Please see Note 22 — Segment Information and Sales to Significant Customers.

Note 5 — Fair Value Measurements

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3: Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company's assets and liabilities measured at fair value on a recurring basis as of September 30, 2025 and 2024:

| | As of September 30, 2025 | | | |
	Level 1	Level 2	Level 3	Total
Available-for-sale securities - money market funds	$ 118,163	$ —	$ —	$ 118,163
Equity Investments	—	—	32,540	32,540
Derivative financial instruments, net	—	29,780	—	29,780
Acquisition-related liabilities	—	—	(49,649)	(49,649)
Total	$ 118,163	$ 29,780	$ (17,109)	$ 130,834

| | As of September 30, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:				
Money market funds	$ 142,920	$ —	$ —	$ 142,920
Corporate bonds	—	108,420	—	108,420
U.S. government treasuries	35,533	—	—	35,533
Supranational and sovereign debt	—	16,660	—	16,660
Municipal bonds	—	4,191	—	4,191
Asset backed obligations	—	3,438	—	3,438
Total available-for-sale securities	178,453	132,709	—	311,162
Equity Investments	—	—	42,190	42,190
Derivative financial instruments, net	—	(6,380)	—	(6,380)
Acquisition-related liabilities	—	—	(52,139)	(52,139)
Total	$ 178,453	$ 126,329	$ (9,949)	$ 294,833

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information. The Company's derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal year 2025. Level 3 liabilities relate to certain acquisition-related liabilities, which were generally valued using a Monte-Carlo simulation model and based on estimates of potential pay-out scenarios, valued during fiscal years 2025 and 2024. These liabilities were included in both accrued expenses and other current liabilities and other noncurrent liabilities as of September 30, 2025 and 2024. The decrease in Level 3 liabilities was primarily attributable to changes in the fair value recorded in the consolidated statement of income in fiscal year 2025, payments of certain acquisition-related liabilities, which were partially offset by new acquisition-related liabilities recorded against goodwill in connection with recent acquisitions. The decrease in Level 3 assets is primarily due to the sale of equity investments and, to a lesser extent, changes in fair value recorded in the consolidated statement of income in fiscal year 2025.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities, accrued personnel costs approximate their fair value because of the relatively short maturity of these items, for the fair value of the Senior Notes, please see Note 13.

Note 6 — Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

| | As of September 30, 2025 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds (1)	$ 118,163	$ —	$ —	$ 118,163

| | As of September 30, 2024 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$ 142,920	$ —	$ —	$ 142,920
Corporate bonds	111,351	—	2,931	108,420
U.S. government treasuries	36,904	—	1,371	35,533
Supranational and sovereign debt	17,438	—	778	16,660
Municipal bonds	4,317	—	126	4,191
Asset backed obligations	3,470	—	32	3,438
Total(1)	$ 316,400	$ —	$ 5,238	$ 311,162

(1)   Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company's consolidated balance sheets. As of September 30, 2025, all the securities were classified as cash and cash equivalents and as of September 30, 2024, $168,242 of securities were classified as short-term interest-bearing investments and $142,920 of securities were classified as cash and cash equivalents.

In fiscal year 2025, the Company sold most of its available-for-sale securities. The total proceeds of the available-for-sale securities is $169,993, which the vast majority is attributable to this sale. The realized losses recognized from this sale were immaterial and are included in earnings and are determined based on a specific identification method. The Company assessed whether the unrealized losses for the investments in its portfolio during the years ended September 30, 2025 and 2024 were caused by expected credit loss. Based on this assessment, the Company did not recognize any credit losses in the fiscal years ended September 30, 2025 and 2024.

As of September 30, 2025, the Company's available-for-sale securities had the following maturity dates:

	Market Value
Due within one year	$ 118,163

Note 7 — Derivative Financial Instruments

The Company's risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company's derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to counterparty with amounts due to the Company from the same counterparty. Although all of the Company's recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company's right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company's derivative contracts that are favorable to the Company, was approximately $33,700 as of September 30, 2025. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flows.

The table below presents the total volume or notional amounts of the Company's derivative instruments as of September 30, 2025. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2025 for forward contracts.

	Notional Value*
Foreign exchange contracts	$ 1,522,841

(*) Gross notional amounts do not quantify risk or represent assets or liabilities of the Company but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the consolidated balance sheets at fair value. For further information, please see Note 5 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of September 30, 2025 and September 30, 2024, is as follows:

	As of September 30,	
	2025	2024
Derivatives designated as hedging instruments		
Prepaid expenses and other current assets	$ 31,524	$ 3,264
Other noncurrent assets	—	2,987
Accrued expenses and other current liabilities	(6,235)	(4,093)
Other noncurrent liabilities	—	(236)
	25,289	1,922
Derivatives not designated as hedging instruments		
Prepaid expenses and other current assets	11,898	2,674
Other noncurrent assets	—	1,236
Accrued expenses and other current liabilities	(7,407)	(12,212)
	4,491	(8,302)
Net fair value	$ 29,780	$ (6,380)

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately three years.

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income, a separate component of equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, is recognized immediately in interest and other expense, net.

The effect of the Company's cash flow hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2025, 2024 and 2023, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) reclassified from Accumulated Other Comprehensive Income (Loss) (Effective Portion) Year Ended September 30,		
	2025	2024	2023
Line item in consolidated statements of income:			
Revenue	$ (1,248)	$ 1,116	$ 1,132
Cost of revenue	6,549	(15,438)	(30,078)
Research and development	2,863	(5,020)	(9,151)
Selling, general and administrative	3,041	(4,937)	(9,098)
Total	$ 11,205	$ (24,279)	$ (47,195)

The activity related to the changes in net unrealized gains (losses) on cash flow hedges recorded in accumulated other comprehensive income (loss), net of tax, is as follows:

	Year Ended September 30,		
	2025	2024	2023
Net unrealized gains (losses) on cash flow hedges, net of tax, beginning of period	$ 3,037	$ (34,677)	$ (46,580)
Changes in fair value of cash flow hedges, net of tax	31,386	14,917	(32,655)
Reclassification of (gains) losses into earnings, net of tax	(10,161)	22,797	44,558
Net unrealized gains (losses) on cash flow hedges, net of tax, end of period	$ 24,262	$ 3,037	$ (34,677)

Net unrealized gains (losses) from cash flow hedges recognized in other comprehensive income were $34,529, $15,646 and $(35,654), or $31,386, $14,917 and $(32,655), net of taxes, during the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

Of the net gains related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income (loss) as of September 30, 2025, a net gains of $ 23,152 will be reclassified into earnings during fiscal 2026 and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the fiscal years ended September 30, 2025, 2024 and 2023, was not material.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during fiscal years 2025 and 2023, and did not discontinue cash flow hedges in material amount in fiscal year 2024. The Company does not anticipate any such discontinuance in the normal course of business.

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

The effect of the Company's derivative instruments not designated as hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2025, 2024 and 2023, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	(Losses) Gains recognized in Income Year Ended September 30,		
	2025	2024	2023
Line item in statements of income:			
Cost of revenue	$ 1,378	$ 1,055	$ (2,126)
Research and development	906	297	(1,078)
Selling, general and administrative	706	329	(996)
Interest and other expense, net	(6,929)	(11,664)	(16,312)
Income taxes	914	(451)	(73)
Total	$ (3,025)	$ (10,434)	$ (20,585)

Note 8 — Property and Equipment, Net

The components of property and equipment, net are:

	As of September 30,	
	2025	2024
Computers, related equipment and software	$ 1,379,501	$ 1,317,993
Building, building improvements and land	414,062	413,735
Leasehold improvements	189,236	214,319
Furniture, fixtures and other	60,553	63,759
Property and equipment, gross	2,043,352	2,009,806
Less accumulated depreciation	(1,274,795)	(1,254,205)
Property and equipment, net	$ 768,557	$ 755,601

Total depreciation expense for fiscal years 2025, 2024 and 2023, was $128,799, $128,800 and $128,024, respectively. Property and equipment that have been fully depreciated and are no longer in use are netted against accumulated depreciation.

As of September 30, 2025 and 2024, the costs, net of accumulated depreciation of software assets developed for internal use were $163,756 and $129,978, respectively.

Note 9 — Goodwill and Intangible Assets, Net

The following table presents details of the Company's total goodwill:

As of September 30, 2023	$	2,749,041
Goodwill resulting from acquisitions(1)		95,867
As of September 30, 2024	$	2,844,908
Goodwill resulting from acquisitions(2)		45,772
As of September 30, 2025	$	2,890,680

(1) Mainly relates to the acquisition of Astadia, which specializes in mainframe-to-cloud migration and modernization, see also Note 3. In allocating the total purchase price of Astadia, based on estimated fair values, the Company recorded $86,381 of goodwill, $27,677 of customer relationships to be amortized over approximately six years, $8,001 of core technology to be amortized over approximately four years, and $1,784 of trademark to be amortized over approximately three years.

(2) Mainly relates to the acquisitions of Profinit, a data science and engineering company and the telco network engineering business of MOBIA, see also Note 3. In allocating the total preliminary purchase price of Profinit, based on estimated fair values, the Company recorded $29,165 of goodwill, and $19,324 of customer relationships to be amortized over approximately five years. In allocating the total preliminary purchase price of Mobia, based on estimated fair values, the Company recorded $4,025 of goodwill, and $13,830 of customer relationships to be amortized over approximately six years.

The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. There was no impairment of goodwill in fiscal years 2025, 2024 or 2023.

The following table presents details regarding the Company's total definite-lived purchased intangible assets:

	Gross	Accumulated Amortization	Net
September 30, 2025			
Core technology	$ 955,188	$ (920,202)	$ 34,986
Customer relationships	815,818	(695,669)	120,149
Other	50,188	(49,041)	1,147
Total	$ 1,821,194	$ (1,664,912)	$ 156,282
September 30, 2024			
Core technology	$ 947,733	$ (898,086)	$ 49,647
Customer relationships	766,251	(658,173)	108,078
Other	50,188	(47,184)	3,004
Total	$ 1,764,172	$ (1,603,443)	$ 160,729

The amortization expenses related to the Company's definite-lived purchased intangible assets were $61,469, $64,266 and $67,677 for the years ended 2025, 2024 and 2023, respectively.

The estimated future amortization expense of definite-lived purchased intangible assets as of September 30, 2025 is as follows:

	Amount
Fiscal year:	
2026	$ 51,772
2027	42,074
2028	33,284
2029	20,498
3030	6,674
Thereafter	1,980
Total	$ 156,282

Note 10 — Restructuring Charges

Following the Company's restructuring activities in fiscal years 2023 and 2024, the Company has undertaken certain restructuring actions to focus on operational excellence, automation and the internal deployment of generative AI based tools across its business. The Company expects to pay the outstanding liability during the coming several quarters and continues to evaluate further operational efficiencies.

The restructuring activities for fiscal years 2025, 2024 and 2023, as of September 30, 2025 were as follows (*):

	Workforce	Premises and other	Total
Liability as of October 1, 2022	$ —	$ —	$ —
Restructuring Charges	53,547	17,354	70,901
Payments	(25,870)	(3,991)	(29,861)
Non-Cash items	(2,846)	(10,998)	(13,844)
Liability as of September 30, 2023	$ 24,831	$ 2,365	$ 27,196
Restructuring Charges	115,843	15,245	131,088
Payments	(63,389)	(1,392)	(64,781)
Non-Cash items	(1,966)	(13,553)	(15,519)
Liability as of September 30, 2024	$ 75,319	$ 2,665	$ 77,984
Restructuring Charges	73,794	6,745	80,539
Payments	(77,774)	(3,633)	(81,407)
Non-Cash items	(1,065)	(3,093)	(4,158)
Liability as of September 30, 2025	$ 70,274	$ 2,684	$ 72,958

(*) The tables above do not include amounts related to employees' benefit incurred in prior periods.

Note 11 — Income Taxes

The provision (benefit) for income taxes consists of the following:

	Year Ended September 30,		
	2025	2024	2023
Current	$ 105,182	$ 140,423	$ 153,611
Deferred	20,291	(45,673)	(60,212)
Income taxes	$ 125,473	$ 94,750	$ 93,399

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to the Company.

The Company has tax receivables of $55,854 and $37,249 as of September 30, 2025 and 2024, respectively, which is included in Prepaid expenses and other current assets.

Deferred income taxes are comprised of the following components:

	As of September 30,	
	2025	2024
Deferred tax assets:		
Deferred revenue	$ 20,813	$ 24,507
Employee compensation and benefits	114,122	113,431
Intangible assets and computer software	40,208	50,564
Tax credits, net capital and operating loss carryforwards	145,525	170,591
Lease liabilities	51,644	37,130
Other	79,822	76,908
Total deferred tax assets	452,134	473,131
Valuation allowances	(63,213)	(61,513)
Total deferred tax assets, net	388,921	411,618
Deferred tax liabilities:		
Anticipated withholdings on subsidiaries' earnings	(15,802)	(33,339)
Intangible assets and computer software	(114,511)	(116,966)
Lease assets	(47,305)	(33,215)
Other	(55,016)	(46,780)
Total deferred tax liabilities	(232,634)	(230,300)
Net deferred tax assets	$ 156,287	$ 181,318

The effective income tax rate varied from the statutory Guernsey tax rate as follows:

	Year Ended September 30,		
	2025	2024	2023
Statutory Guernsey tax rate	0%	0%	0%
Foreign taxes(1)	18.1	16.0	14.7
Effective income tax rate	18.1%	16.0%	14.7%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company's overall effective tax rate is attributable to foreign taxes. The Company's income before income tax expense is considered to be foreign income.

---

(1) Foreign taxes for the year ended Sep 30, 2025:

In fiscal year 2025, the Company recorded a tax benefit of $18,504 related to the release of prior periods accrued withholding taxes on unremitted earnings accumulated in a certain jurisdiction. The release of the accrued withholding taxes followed the Company's funding decisions relating to an investment allocation priorities.

Foreign taxes in fiscal year 2025 also included a benefit of $26,842 relating primarily to release of unrecognized tax benefits due to expiration of the periods set forth in statutes of limitations in certain jurisdictions, due to settlements with tax authorities and updated estimations in certain jurisdictions.

(1) Foreign taxes for the year ended Sep 30, 2024:

In fiscal year 2024, foreign taxes included a total amount of releases of gross unrecognized tax benefits of $81,556, relating primarily to settlements of tax audits, and expiration of the periods set forth in statutes of limitations in certain jurisdictions. Part of the releases amount was offset by an increase in taxes payables, and tax payments, and, as a result, a net benefit of $47,770 was included within income tax expense for fiscal year 2024.

Foreign taxes in fiscal year 2024 also included a recognition of tax benefit of $17,465 resulting from a creation of a deferred tax asset due to a change in measurement following a tax ruling in a certain jurisdiction in which the Company operates.

(1) Foreign taxes for the year ended Sep 30, 2023:

In fiscal year 2023, the Company recorded a tax benefit of $22,700 related to the release of accrued withholding taxes on unremitted earnings accumulated in Israel. The release of the accrued withholding taxes followed the Company's funding relating to the acquisition of TEOCO's service assurance business and the construction of its Israeli campus.

Foreign taxes in fiscal year 2023 also included a benefit of $40,644 relating to release of gross unrecognized tax benefits due to settlements of tax audits and expiration of the periods set forth in statutes of limitations in certain jurisdictions. The majority of the release was offset by tax payments and, as a result, a net benefit of $16,232 was included within income tax expense for fiscal year 2023.

Foreign taxes in fiscal year 2023 also included a recognition of tax benefit of $11,566 resulting from internal structural changes in certain jurisdictions in which the Company operates, a benefit of $9,236 due to a change in measurement of a deferred tax liability following a regulatory clarification, and a benefit of $3,142 relating to changes in tax regulations in certain jurisdictions.

As previously disclosed in the Company's Annual Report on Form 20-F for fiscal year 2022, the Company's primary Israeli subsidiary has elected, during fiscal year 2022, to pay the reduced corporate tax on all of its "previously exempt earnings" based on a temporary order of the Israeli budget law. Following this election, payment of this tax, was made during fiscal year 2023. The impact of this election on income taxes was already reflected in fiscal year 2022.

As of September 30, 2025 and 2024, the Company indefinitely reinvest certain undistributed earnings of its foreign subsidiary and as a result has not recorded deferred tax liabilities in amounts of $133,020 and $101,725, respectively.

During fiscal year 2025 the net increase in valuation allowances was $1,700. The valuation allowances, related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards related to certain of the Company's subsidiaries. As of September 30, 2025, the Company had tax credits, net capital and operating loss carryforwards of $557,390 of which $137,406 have expiration dates through 2045, and the remainder do not expire.

During fiscal year 2024, the net decrease in valuation allowances was $4,652. The valuation allowances, related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards related to certain of the Company's subsidiaries. As of September 30, 2024, the Company had tax credits, net capital and operating loss carryforwards of $699,023 of which $202,193 have expiration dates through 2044, and the remainder do not expire.

The aggregate changes in the balance of the Company's gross unrecognized tax benefits were as follows:

	Year Ended September 30,		
	2025	2024	2023
Balance at beginning of fiscal year	$ 151,822	$ 196,949	$ 213,031
Additions based on tax positions related to the current year	23,112	23,267	22,181
Additions for tax positions of prior years	22,751	15,840	18,477
Reductions for tax positions of prior years	(3,486)	(4,613)	(16,096)
Settlements with tax authorities(1)	(7,040)	(48,622)	(27,737)
Lapse of statute of limitations	(16,627)	(30,999)	(12,907)
Balance at end of fiscal year	$ 170,532	$ 151,822	$ 196,949

(1) The changes in the years ended September 30, 2024 and 2023 were $48,622 and $27,737 respectively, the majority of which were offset by income tax payments or changes in tax receivables and tax payables.

The total amount of unrecognized tax benefits, which includes interest and penalties, was $170,532 as of September 30, 2025, and $151,822 as of September 30, 2024, all of which would affect the effective tax rate if realized.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of September 30, 2025, the Company had accrued $38,090 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $7,595 was recognized in the statements of income in fiscal year 2025, net of interest and penalties reversals. As of September 30, 2024, the Company had accrued $30,495 in income taxes payable for interest and penalties relating to unrecognized tax benefits. A benefit of $4,617 of interest and penalty reversals, net of interest and penalties accrual for the period, was recognized in the statements of income in fiscal year 2024.

The Company is currently under tax audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of September 30, 2025, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits in progress within the next 12 months.

It is reasonably possible that the amount of unrecognized tax benefits may decrease by up to $17,045 during fiscal year 2026 as a result of lapse of statutes of limitations in jurisdictions in which the Company operates.

Note 12 — Repurchase of Shares

From time to time, the Company's Board of Directors can adopt share repurchase plans authorizing the repurchase of the Company's outstanding ordinary shares. On August 2, 2023, the Company's Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.1 billion of the Company's outstanding ordinary shares with no expiration date. The August 2023 plan permitted the Company to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that the Company considers appropriate. On May 7, 2025, the Company's Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.0 billion of the Company's outstanding ordinary shares with no expiration date. The May 2025 plan permits the Company to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that the Company considers appropriate. In the year ended September 30, 2025, the Company completed the repurchase of the remaining authorized amount of ordinary shares under the August 2023 plan and initiated repurchases of the Company's outstanding ordinary shares pursuant to the May 2025 plan. In the year ended September 30, 2025, the Company repurchased 6,309 ordinary shares at an average price of $87.38 per share (excluding broker and transaction fees). As of September 30, 2025, the Company had remaining authority to repurchase up to an aggregate of $986.4 million of its outstanding ordinary shares under the May 2025 plan.

Note 13 — Financing Arrangements

In December 2011, the Company entered into an unsecured $500,000 five-year revolving credit facility with a syndicate of banks (the "Revolving Credit Facility"). In December 2014, December 2017, March 2021 and July 2024, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022 March 2026 and July 2029, respectively. As of September 30, 2025, the Company was in compliance with the financial covenants and had no outstanding borrowings under the Revolving Credit Facility.

In June 2020, the Company issued an aggregate principal amount of $650,000 in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the "Senior Notes"). The interest is payable semi-annually in June and December of each year, commencing in December 2020. The Company incurred issuance costs of $6,121 in relation with the Senior Notes which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are senior unsecured obligations of the Company and rank equally in right of payment with all existing and future senior indebtedness of the Company, including any indebtedness the Company may incur from time to time under the Revolving Credit Facility.

The total interest expense recognized in connection with the Senior Notes for the years ended September 30, 2025, 2024 and 2023 were $17,098, 17,128 and 17,066, respectively. The accrued interest on the Senior Notes is included in accrued expenses and other current liabilities and were $4,822 and 4,831, respectively, as of September 30, 2025 and 2024. As of September 30, 2025, the noncurrent outstanding principal portion was $650,000.

The total estimated fair value of the Senior Notes as of September 30, 2025 and 2024 was $595,621 and $579,774, respectively. The fair value was determined based on the closing trading price of Senior Notes as of September 30, 2025 and 2024, and is deemed a Level 2 liability within the fair value measurement framework.

As of September 30, 2025, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes. As of September 30, 2025, the Company had outstanding letters of credit and bank guarantees from various banks totaling $90,837, which were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.

Note 14 — Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

| | As of September 30, | |
	2025	2024
Ongoing accrued expenses	$ 332,321	$ 445,253
Project-related provisions	26,143	42,719
Dividends payable(1)	57,156	54,081
Taxes payable	34,131	47,697
Derivative instruments(2)	13,642	16,305
Other	159,355	172,884
Accrued expenses and other current liabilities	$ 622,748	$ 778,939

(1) The amounts payable as a result of the August 6, 2025 and the August 7, 2024 dividend declarations, please see Note 20 to the consolidated financial statements.
(2) Includes derivatives that are designated as hedging instruments and derivatives that are not designated as hedging instruments, please see Note 7 to the consolidated financial statements.

Note 15 — Interest and other expense, net

Interest and other expense, net, consists of the following:

| | Year Ended September 30, | | |
	2025	2024	2023
Interest income(1)	$ (9,154)	$ (17,453)	$ (21,248)
Interest expense(1)	42,436	34,892	23,093
Foreign exchange loss(2)	5,932	13,212	12,057
Other, net	(792)	6,886	3,727
	$ 38,422	$ 37,537	$ 17,629

(1) The net change in interest expense net of interest income, is primarily attributable to lower level cash balance. Interest expense also includes certain fees and for further details, please see Note 13 to the consolidated financial statements.
(2) The Foreign exchange loss is primarily attributable to volatility of certain currencies' exchange rates as well as to the cost of executing our hedging policy.

Note 16 — Leases

As discussed in Note 2, the operating lease expense is recorded on a straight-line basis over the lease term.

Lease costs were as follows:

| | Year Ended September 30, | | |
	2025	2024	2023
Total net lease cost(1),(2)	$ 63,215	$ 54,904	$ 64,696

(1) The lease cost includes immaterial amounts of lease income.
(2) Variable lease cost is immaterial.

Supplemental information related to operating lease transactions was as follows:

| | Year Ended September 30, | |
	2025	2024
Lease liability payments	$ 48,048	$ 57,319
Lease assets obtained in exchange for liabilities	$ 79,725	$ 33,964

| | As of September 30, | |
	2025	2024
Weighted average remaining lease term — Operating leases	6.2 Years	5.0 Years
Weighted average discount rate — Operating leases	5.3%	4.0%

The following maturity analysis presents future undiscounted cash outflows for operating leases as of September 30, 2025:

For the year ended September 30,	
2026	$ 46,359
2027	34,668
2028	30,506
2029	26,788
3030	21,923
Thereafter	57,031
Total lease payments	$ 217,275
Less: imputed interest	(37,774)
Present value of lease liabilities	$ 179,501

As of September 30, 2025 and September 30, 2024, the Company had no material finance leases.

Note 17 —Contingencies and Commitments

Legal Proceedings

The Company is involved in various legal claims and proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is probable, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Guarantor's Accounting and Disclosure Requirements for Guarantees

In the ordinary course of its business, the Company provides certain customers with financial performance guarantees which, in certain cases, are backed by lines of credit. The Company is only liable for the amounts of those guarantees in the event of the Company's nonperformance, which would permit the customer to exercise the guarantee.

The Company generally offers its products with a limited warranty. The Company's policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, only minimal warranty charges have been incurred after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2025, 2024 and 2023.

The Company has arrangements with its customers that generally include an indemnification provision that will indemnify customers against claims made by third parties alleging that the use of the Company's software infringes on the intellectual property rights of third parties and certain other matters. To date, the Company has incurred and recorded immaterial costs as a result of such obligations in its consolidated financial statements.

Note 18 — Employee Benefits

The Company accrues severance pay in according with law and certain employment procedures, mainly for the employees of its Israeli operations on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. This severance pay liability amounted to $295,214 and $301,561 as of September 30, 2025 and 2024, respectively, and is included as accrued employee costs in other noncurrent liabilities. This liability is partially funded by amounts on deposit with insurance companies that totaled $217,253 and $204,658 as of September 30, 2025 and 2024, respectively, and are included in other noncurrent assets. These accrued severance expenses were $25,028, $39,772 and $37,207 for fiscal years 2025, 2024 and 2023, respectively.

The Company sponsors defined contribution plans covering certain employees around the world. The plans primarily provide for Company matching contributions based upon a percentage of the employees' contributions. The Company's contributions in fiscal years 2025, 2024 and 2023 under such plans were not material compared to total operating expenses.

Note 19 — Equity-based Compensation

Equity Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, restricted stock units and stock options and other equity-based awards to employees, officers, directors, and consultants. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. In February 2024, the maximum number of ordinary shares authorized to be granted under the Equity Incentive Plan was increased from 70,550 to 73,550. The amendment to the Equity Incentive Plan became effective upon the filing of a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission in February 2024. Awards granted under the Equity Incentive Plan generally vest over a period of three to four years and are generally subject to service based conditions or a combination of service and performance-based conditions and stock options have a contractual term of primarily ten years. Also, in accordance with the Equity Incentive Plan, options were issued at or above the market price at the time of the grant.

The following tables summarize information about stock options to purchase the Company's ordinary shares, restricted stock and restricted stock units, as well as changes during the fiscal year ended September 30, 2025:

Stock Options:

	Number of Stock Options		Weighted Average Exercise Price
Outstanding as of October 1, 2024	1,159	$	63.92
Granted	82		92.00
Exercised	(340)		62.65
Forfeited	—		—
Outstanding as of September 30, 2025	901	$	66.95
Exercisable as of September 30, 2025	818	$	64.45

As of September 30, 2025, the weighted average remaining contractual life of outstanding and exercisable stock options was 3.45 and 3.18 years, respectively. The total intrinsic value of stock options exercised during fiscal years 2025, 2024 and 2023 was $8,808, $10,899 and $24,721, respectively. The aggregate intrinsic value of outstanding and exercisable stock options as of September 30, 2025 was $14,402 and $14,397, respectively.

Restricted Stock:

	Number of Restricted Stock		Weighted Average Grant Date Fair Value
Outstanding as of October 1, 2024	2,175	$	79.61
Granted	1,027		82.33
Vested	(932)		78.74
Forfeited	(211)		62.84
Outstanding as of September 30, 2025	2,059	$	83.08

The value of restricted stock vested during fiscal years 2025, 2024 and 2023 was $83,163, $72,404 and $60,646, respectively, based on the market value of the Company's ordinary stock on the vest date.

Restricted Stock Units:

	Number of Restricted Stock Units		Weighted Average Grant Date Fair Value
Outstanding as of October 1, 2024	619	$	83.21
Granted	293		83.07
Vested	(231)		81.08
Forfeited	(42)		84.41
Outstanding as of September 30, 2025	639	$	83.84

The value of restricted stock units vested during fiscal years 2025, 2024 and 2023 was $20,375, $17,722 and $13,125, respectively, based on the market value of the Company's ordinary stock on the vest date.

Employee Share Purchase Plan

On November 8, 2022, the Company's Board of Directors adopted, subject to shareholder approval, the Amdocs Limited 2023 Employee Share Purchase Plan (the "ESPP"). The ESPP was subsequently approved by our shareholders at the annual general meeting of shareholders in January 2023. The approved number of shares that may be issued under the ESPP will not exceed in the aggregate 2,400 ordinary shares. Under its terms, the ESPP became effective upon the filing of a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission. On February 13, 2023, the Company filed a registration statement on Form S-8 registering the offer and sale of 2,400 ordinary shares issuable under the ESPP. As of September 30, 2025, 1,027 ordinary shares have been issued since the commencement of the ESPP.

Under the ESPP, eligible employees have the right to purchase ordinary shares at the end of each purchase period based on their accumulated payroll deductions during the purchase period of a specified percentage of eligible compensation up to 10% (subject to a limitation to accrue the right to purchase ordinary shares up to twenty-five thousand dollars in any calendar year). Each purchase period lasts six months in duration, with purchases occurring in December and June. The purchase price per ordinary share will equal the lesser of 85% of the fair market value of our ordinary shares at either the beginning of the purchase period or the end of the purchase period. In fiscal years 2025 and 2024, employees purchased 479 and 548 ordinary shares under the ESPP at a price of $69.68 and $68.95 per share, respectively, no shares have been purchased under the ESPP in fiscal year 2023, as the initial purchase was in December 2023.

Equity-based Compensation Expense

Equity-based compensation pre-tax expense, including grants of employee stock options, restricted stock, restricted stock units and ESPP for the years ended September 30, 2025, 2024 and 2023 was as follows:

	Year Ended September 30,					
		2025		2024		2023
Cost of revenue	$	51,320	$	53,409	$	42,969
Research and development		9,603		8,644		7,509
Selling, general and administrative		43,941		42,487		39,220
Total	$	104,864	$	104,540	$	89,698

The income tax benefit related to equity-based compensation expense was $20,693, $21,169 and $17,986 for the years ended 2025, 2024 and 2023, respectively.

As of September 30, 2025, there was $82,000 of unrecognized compensation expense related to unvested stock options, unvested restricted stock awards and unvested restricted stock units which is expected to be recognized over a weighted average period of approximately one to two years, based on the vesting periods of the grants.

As of September 30, 2025, there was $1,573 of unrecognized compensation expense related to the ESPP which is expected to be recognized over the remaining purchase period.

Note 20 — Dividends

The Company's Board of Directors declared the following dividends during the fiscal years ended September 30, 2025, 2024 and 2023:

Declaration Date	Dividends Per Ordinary Share		Record Date	Total Amount		Payment Date
August 6, 2025	$	0.527	September 30, 2025	$	57,156	October 31, 2025
May 7 ,2025	$	0.527	June 30, 2025	$	57,969	July 25, 2025
February 4, 2025	$	0.527	March 31, 2025	$	58,615	April 25, 2025
November 12, 2024	$	0.479	December 31, 2024	$	53,729	January 31, 2025
August 7, 2024	$	0.479	September 30, 2024	$	54,081	October 25, 2024
May 8, 2024	$	0.479	June 28, 2024	$	54,703	July 26, 2024
February 6, 2024	$	0.479	March 29, 2024	$	55,528	April 26, 2024
November 7, 2023	$	0.435	December 29, 2023	$	50,683	January 26, 2024
August 2, 2023	$	0.435	September 29, 2023	$	51,053	October 27, 2023
May 10, 2023	$	0.435	June 30, 2023	$	51,781	July 28, 2023
January 31, 2023	$	0.435	March 31, 2023	$	52,309	April 28, 2023
November 8, 2022	$	0.395	December 30, 2022	$	47,635	January 27, 2023

The amounts payable as a result of the August 6, 2025, August 7, 2024 and August 2, 2023 declarations were included in accrued expenses and other current liabilities as of September 30, 2025, 2024 and 2023, respectively.

On November 11, 2025, the Company's Board of Directors approved quarterly dividend payment of $0.527 per share, and set December 31, 2025 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 30, 2026.

On November 11, 2025, the Company's Board of Directors also approved, subject to shareholder approval at the January 30, 2026 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.569 per share, anticipated to be paid in April 2026.

Note 21 — Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended September 30,					
	2025		2024		2023	
Numerator:						
Net income attributable to Amdocs Limited	$	564,704	$	493,197	$	540,709
Net income and dividends attributable to participating restricted stock		(10,590)		(9,338)		(9,169)
Numerator for basic earnings per ordinary share	$	554,114	$	483,859	$	531,540
Undistributed income allocated to participating restricted stock		6,296		5,245		5,719
Undistributed income reallocated to participating restricted stock		(6,262)		(5,215)		(5,679)
Numerator for diluted earnings per ordinary share	$	554,148	$	483,889	$	531,580
Denominator:						
Weighted average number of shares outstanding - basic		111,147		115,489		119,687
Weighted average number of participating restricted stock		(2,084)		(2,187)		(2,030)
Weighted average number of ordinary shares - basic		109,063		113,302		117,657
Effect of dilutive equity-based compensation awards		599		656		832
Weighted average number of ordinary shares - diluted		109,662		113,958		118,489
Basic earnings per ordinary share attributable to Amdocs Limited	$	5.08	$	4.27	$	4.52
Diluted earnings per ordinary share attributable to Amdocs Limited	$	5.05	$	4.25	$	4.49

For the fiscal years ended September 30, 2025, 2024 and 2023, 117, 48 and 47 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding equity-based compensation awards. Shares attributable to antidilutive outstanding stock equity-based compensation awards were not included in the calculation of diluted earnings per share.

Note 22 — Segment Information and Revenue from Significant Customers

The Company manages its operations as one operating segment, providing software products and services primarily for the communications, and media industry service providers. The Company's Chief Operating Decision Maker ("CODM") is the Company's Chief Executive Officer. The CODM evaluates the operating results of the Company on a consolidated net income basis. Refer to the consolidated statements of income. The financial information is used by the CODM for purposes of making operating decisions, allocating resources and assessing performance. The Company's significant segment expenses, which are the expenses included in the operating income, and other segment items, which includes interest and other expense, net and income taxes, are included in the consolidated statements of income. Segment assets provided to the CODM include accounts receivable billed, current and non-current accounts receivable unbilled and current and non-current deferred revenue.

Geographic Information

The following is a summary of revenue and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.

	Year Ended September 30,		
	2025 (*)	2024	2023
Revenue			
North America (mainly United States)	$ 2,983,553	$ 3,325,967	$ 3,306,988
Europe	705,107	726,226	703,141
Rest of the world	844,253	952,796	877,421
Total	$ 4,532,913	$ 5,004,989	$ 4,887,550

	As of September 30,	
	2025	2024
Long-lived Assets(1)		
Europe	$ 96,544	$ 104,153
North America	58,807	72,362
Rest of the world:		
Israel	524,584	508,328
India	79,910	59,589
Others	8,712	11,169
Total	$ 768,557	$ 755,601

(1) Property and equipment, net.

Revenue by nature of activities

	Year Ended September 30,		
	2025 (*)	2024	2023
Managed services arrangements	$ 2,995,763	$ 2,904,924	$ 2,856,621
Others	1,537,150	2,100,065	2,030,929
Total	$ 4,532,913	$ 5,004,989	$ 4,887,550

Revenue from Significant Customers

The following table summarizes the percentage of revenue from significant customer groups which accounted for at least ten percent of its total revenue in each of fiscal years 2025, 2024 and 2023.

	Year Ended September 30,		
	2025	**2024**	**2023**
Revenue			
Customer 1 (*)	25.9%	24.5%	23.8%
Customer 2 (*)	19.9%	22.6%	23.1%

*During the first quarter of fiscal year 2025, the Company phased out several low-margin, non-core business activities, which were included in fiscal year 2024, for more details see 'Item 5. Operating and Financial Review and Prospects'. Excluding the phase out, the percentage of revenue of customer 1 and customer 2 for fiscal year 2025 remained roughly stable as compared to fiscal year 2024.

Note 23 — Selected Quarterly Results of Operations (Unaudited)

The following are details of the unaudited quarterly results of operations for the three months ended:

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter
2025 (*)							
Revenue	$	1,150,218	$	1,144,437	$	1,128,203	$ 1,110,055
Operating income		132,625		202,470		197,735	198,834
Net income attributable to Amdocs Limited		96,327		154,001		163,243	151,133
Basic earnings per share		0.88		1.39		1.46	1.34
Diluted earnings per share		0.88		1.39		1.45	1.33
2024							
Revenue	$	1,263,882	$	1,250,059	$	1,245,849	$ 1,245,199
Operating income		112,674		175,868		155,732	184,334
Net income attributable to Amdocs Limited		86,441		140,289		118,502	147,965
Basic earnings per share		0.76		1.22		1.02	1.27
Diluted earnings per share		0.76		1.21		1.01	1.26

AMDOCS LIMITED

Financial Statement Schedule

VALUATION AND QUALIFYING ACCOUNTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

	Accounts Receivable Allowances	Valuation Allowances on Net Deferred Tax Assets
Balance as of September 30, 2022	$ 16,627	$ 56,868
Charged to costs and expenses	6,876	7,144
Charged to other accounts	(937)	7,449(1)
Deductions	(2,765)(3)	(5,296)(2)
Balance as of September 30, 2023	19,801	66,165
Charged to costs and expenses	23,698	10,668
Charged to other accounts	(396)	-
Deductions	(10,465)(5)	(15,320)(4)
Balance as of September 30, 2024	32,638	61,513
Charged to costs and expenses	14,363	2,861
Charged to other accounts	(82)	1,699(1)
Deductions	(20,750)(7)	(2,860)(6)
Balance as of September 30, 2025	$ 26,169	$ 63,213

(1) Includes valuation allowances on deferred tax assets incurred in connection with an acquisition.
(2) $1,176 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.
(3) $2,126 of accounts receivable allowances were written off against the related accounts receivables, and the remaining deductions in the accounts receivable allowances were released to earnings.
(4) $6,034 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.
(5) $4,930 of accounts receivable allowances were written off against the related accounts receivables, and the remaining deductions in the accounts receivable allowances were released to earnings.
(6) $1,703 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.
(7) $13,117 of accounts receivable allowances were written off against the related accounts receivables, and the remaining deductions in the accounts receivable allowances were released to earnings.